Exhibit 99.4

TELESAT CORPORATION NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 3, 2026 AND MANAGEMENT INFORMATION CIRCULAR April 15, 2026

April 15, 2026 Dear Shareholder, We are pleased to enclose the Notice of Meeting for the annual general meeting ("Meeting") of Telesat Corporation ("Telesat" or the "Company"). The Meeting will be held in a virtual-only meeting format via live webcast online at 1:30 p.m. (Ottawa time) on June 3, 2026. Registered Shareholders, holders of Exchangeable Units, and duly appointed proxyholders will be able to attend, ask questions, and vote online at the Meeting. If you will not be attending, appointment of a proxyholder by shareholders may be completed at http://www.computershare.com/telesat and voting may be completed at www.investorvote.com. Holders of Exchangeable Units should follow the directions to appoint a proxy as set out in the voting instruction form they received and as described in the Management Information Circular that follows. Additional proxy deadline details are outlined in the Management Information Circular that follows. The Meeting is being held to review the audited consolidated financial statements of Telesat for the fiscal year ended December 31, 2025, elect the board of directors ("Board") of the Company, re-appoint the auditors of the Company for the ensuing year and authorize the Board to fix the remuneration to be paid to the auditors. The Management Information Circular provides additional information relating to the proxies and the matters to be dealt with at the Meeting. Shareholders should access and review all of the information in the Management Information Circular before voting. Recommendation: Your Board believes that the resolutions contained in the Notice of Meeting are in the best interests of the Company and shareholders as a whole and recommends you to vote in favour of them, as your directors intend to do in respect of their beneficial shareholdings. Yours sincerely, (signed) "Mark H. Rachesky" (signed) "Daniel S. Goldberg" Mark H. Rachesky Daniel S. Goldberg Chair of the Board President and Chief Executive Officer Telesat Corporation Telesat Corporation

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (collectively, the "Shareholders") of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares, and Class C Limited Voting Shares (collectively, the "Telesat Corporation Shares") of Telesat Corporation ("Telesat" or the "Company"), as well as the holder of the Class A Special Voting Share, the Class B Special Voting Share, the Class C Special Voting Share (collectively, the "Special Voting Shares") and the Golden Share of Telesat will be held in a virtual only meeting format via live audio webcast online at https://meetnow.global/M4DTZXP at 1:30 p.m. (Ottawa time) on June 3, 2026. The Meeting is being held to consider the following matters: 1. to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025, together with the auditors' report thereon; 2. to elect the members of the board of directors of the Company (the "Board"); 3. to re-appoint the auditors of the Company for the ensuing year and authorize the Board to fix the remuneration to be paid to such auditors; and 4. to transact such other or further business as may properly come before the Meeting or any adjournment or postponement thereof. The management information circular (the "Information Circular") provides additional information relating to proxies and the matters to be dealt with at the Meeting and forms part of this notice. Shareholders should access and review all of the information contained in the Information Circular before voting. Each person who is a holder of record of Telesat Corporation Shares at the close of business on April 9, 2026 (the "Record Date") is entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournment or postponement thereof. In addition, holders of Class A Units, Class B Units and Class C Units (collectively, "Exchangeable Units") of Telesat Partnership LP ("Telesat Partnership") at the close of business on April 9, 2026 are entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournment or postponement thereof. Holders of such Exchangeable Units will be entitled to vote at the Meeting pursuant to the Special Voting Shares and the Trust Voting Agreement, as further described in the Information Circular. The Company is electing to hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to physically attend the Meeting. Registered Shareholders, holders of Exchangeable Units, and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online. Non-registered Shareholders (being those who beneficially own Telesat Corporation Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but will not be able to vote or ask questions at the Meeting. Registered Shareholders not planning or unable to attend the Meeting are requested to read the Information Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), either in person, by mail or courier, to 320 Bay Street, Toronto, Ontario M5H 4A6, or via the internet at www.investorvote.com. To be effective, proxies must be received by Computershare not later than 1:30 p.m. (Ottawa time) on June 1, 2026 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy. If you are holder of Exchangeable Units, you must provide your voting instructions to Telesat Corporation, as general partner of Telesat Partnership, not later than 5:00 p.m. (Ottawa time) on May 27, 2026 or 48 hours prior to the proxy cut-off for any adjournment or postponement of the Meeting. Holders of Exchangeable Units must provide instructions to appoint a proxy, as described in the voting information form, by 5:00 p.m. on May 26, 2026. Non-registered Shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary. A Shareholder who wishes to appoint a person other than the Telesat proxyholder nominees identified on the form of proxy or voting instruction form (including a non-registered Shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the Information Circular and on their form of proxy or voting instruction form accompanying this notice. These instructions include the additional step of registering such proxyholder with Computershare after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving an invite code, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without an invite code, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered Shareholders located in the United States must also provide Computershare with a duly completed legal proxy by email to uslegalproxy@computershare.com, or by courier to Computershare Investor Services Inc., 320 Bay Street, Toronto, Ontario M5H 4A6, if they wish to vote at the Meeting or appoint a third-party as their proxyholder. The Company is using the "notice-and-access" procedures adopted by the Canadian Securities Administrators for the delivery of the Information Circular, the Company's audited annual financial statements for the year ended December 31, 2025 along with the related management's discussion and analysis. Under "notice-and-access", Shareholders as of the Record Date are to receive a proxy form or voting instruction form enabling such holder to vote at the Meeting and a notice-and-access notification containing information about how to electronically access the Information Circular and Telesat's audited annual financial statements for the year ended December 31, 2025 along with the related management's discussion and analysis. Shareholders are reminded to review the Information Circular prior to voting. The Information Circular, the Company's audited annual financial statements and the associated management's discussion and analysis can be viewed online at https://www.telesat.com/investor-relations/ or under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Registered Shareholders and non-registered Shareholders who have previously provided standing instructions to receive paper copies will receive such documents by mail. For more information regarding notice-and-access or to obtain a paper copy of these documents you may call Computershare toll-free at 1-866-962-0498 (or from outside of North America: 1 (514) 982-8716). DATED at Ottawa, Ontario this 15th day of April, 2026. BY ORDER OF THE BOARD OF DIRECTORS, (signed) "Christopher DiFrancesco" Christopher DiFrancesco Vice President, General Counsel and Secretary

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TELESAT CORPORATION About this Management Information Circular This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of Telesat Corporation (together with Telesat Partnership LP and its applicable subsidiaries, "Telesat" or the "Company") for use at the annual general meeting (the "Meeting") of the holders (collectively, the "Shareholders") of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares, and Class C Limited Voting Shares (collectively, the "Telesat Corporation Shares"), as well as the holder of the Class A Special Voting Share, the Class B Special Voting Share, the Class C Special Voting Share and the Golden Share, to be held at 1:30 p.m. (Ottawa time) on June 3, 2026 online in a virtual only format, and any adjournment(s) or postponement(s) thereof. Holders of Class A Units, Class B Units, and Class C Units (collectively, the "Exchangeable Units") of Telesat Partnership LP ("Telesat Partnership") are entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournment or postponement thereof. Holders of such Exchangeable Units will be entitled to vote at the Meeting pursuant to the Special Voting Shares and the Trust Voting Agreement, as further described in this Information Circular. Telesat Corporation is the sole general partner of Telesat Partnership. Telesat Corporation and Telesat Partnership are each reporting issuers in each of the provinces and territories of Canada and, as a result, are subject to Canadian continuous disclosure and other reporting obligations under Canadian securities law. Telesat Partnership has received exemptive relief dated November 16, 2021 from the Canadian securities administrators that effectively allows Telesat Partnership to satisfy its continuous disclosure obligations by relying on the Canadian continuous disclosure documents filed by Telesat Corporation, for so long as certain conditions are satisfied. For additional information on this exemptive relief and the disclosure required by such relief, see "General Matters – Exemptions from Canadian Securities Law". No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company or management. All references in this Information Circular to "Telesat", the "Company", "we" "our", "ours", and "us" refer to Telesat Corporation and its subsidiaries, including Telesat Partnership LP. Except as otherwise stated, the information in this Information Circular is given as of April 15, 2026. Unless otherwise indicated, all references to "$" or "dollars" are to the currency of Canada and "US$" are to the currency of the United States. Capitalized terms not otherwise defined in this Information Circular have the meaning ascribed to them in the "Glossary", which is attached to this Information Circular at Appendix "A".

TABLE OF CONTENTS NOTICE-AND-ACCESS ............................................................................................................................. 1 PROXY SOLICITATION INFORMATION ............................................................................................... 1 ATTENDING AND VOTING AT THE VIRTUAL MEETING ................................................................. 6 VOTING AT MEETING AND QUORUM .................................................................................................. 7 BUSINESS TO BE CONDUCTED AT THE MEETING ............................................................................ 7 EXECUTIVE COMPENSATION .............................................................................................................. 22 DIRECTOR COMPENSATION ................................................................................................................ 44 INDEBTEDNESS OF DIRECTORS AND OFFICERS ............................................................................ 50 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.......... 50 STATEMENT OF GOVERNANCE PRACTICES .................................................................................... 50 DESCRIPTION OF SHARE CAPITAL AND VOTING STRUCTURE .................................................. 63 GENERAL MATTERS .............................................................................................................................. 70 APPROVAL OF THIS INFORMATION CIRCULAR ............................................................................. 76 APPENDIX "A" GLOSSARY ............................................................................................................. A-1 APPENDIX "B" MANDATE OF THE BOARD ................................................................................ B-1 APPENDIX "C" AUDIT COMMITTEE CHARTER.......................................................................... C-1

1 NOTICE-AND-ACCESS The Company has elected to use the "notice-and-access" provisions under NI 54-101 (as defined below) for distribution of the Notice of Meeting, this Information Circular, the audited consolidated financial statements of Telesat for the fiscal year ended December 31, 2025 ("Audited Financial Statements") and accompanying management's discussion and analysis ("MD&A") to both Registered Holders and Non- Registered Holders. Such materials are posted online for Shareholders to access instead of being mailed to Shareholders. Notice-and-access reduces printing and mailing costs and is more environmentally friendly as it uses less materials and energy consumption. Shareholders will receive a package in the mail which will include: (i) a form of proxy or voting instruction form with instructions on how to vote their Telesat Corporation Shares; (ii) basic information about the Meeting and the matters to be voted on; (iii) instructions on how to receive a paper copy of the remaining Meeting Materials; and (iv) a plain-language explanation of how to access the remaining Meeting Materials electronically. Registered Holders and Non-Registered Holders who have previously provided standing instructions to receive paper copies will receive such documents by mail. In order to receive a paper copy of the Information Circular, Audited Financial Statements and accompanying MD&A free of charge, requests by Shareholders can be made to Computershare Investor Services Inc. ("Computershare") via their email at Service@Computershare.com, or by phone at 1-866- 962-0498 (from Outside of North America: 1 (514) 982-8716). Paper copies must be requested by May 25, 2026 in order to be received prior to 1:30 p.m. (Ottawa time) on June 1, 2026, which is the deadline for the submission of voting instructions and proxies. Shareholders with questions about notice-and-access can call Computershare toll-free at 1-866-964-0492, or their intermediary as applicable. PROXY SOLICITATION INFORMATION This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Telesat for use at the Meeting and any adjournment or postponement thereof. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://meetnow.global/M4DTZXP. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting online, see "Attending and Voting at the Virtual Meeting" below. Shareholder's proxies are being solicited by the management of the Company and the associated costs are being borne by the Company. The solicitation is being made primarily by sending certain proxy-related materials to Shareholders by mail, and with respect to the delivery of the Notice of Meeting and this Information Circular, by posting the Notice of Meeting and this Information Circular on the Company's profile on SEDAR+ at www.sedarplus.ca and by making such materials electronically available at a website hosted by Computershare, as provided in the package received by Shareholders, pursuant to the notice-and- access mechanism. Shareholder proxies may also be solicited personally or by telephone, facsimile, oral communication or in person by officers or directors of the Company, at a nominal cost. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the non-registered (beneficial) owners of Telesat Corporation Shares ("Non-Registered Holders") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

2 Registered Shareholders and Holders of Exchangeable Units A Shareholder is a registered Shareholder (a "Registered Holder") if shown on April 9, 2026 (the "Record Date") on the list of Shareholders kept by Computershare, as registrar and transfer agent of the Company. Registered Holders will receive a form of proxy from Computershare representing the Telesat Corporation Shares held by the Registered Holder. Registered Holders may attend, ask questions and vote at the virtual only Meeting via live audio webcast online at https://meetnow.global/M4DTZXP. See "Attending and Voting at the Virtual Meeting" below. Registered holders of Exchangeable Units of Telesat Partnership shown on the Record Date on the list of holders of Exchangeable Units kept by Computershare will receive a voting instruction form representing an equal number of votes such holder of Exchangeable Units would have if such Exchangeable Units were exchanged and converted into the corresponding class of Telesat Corporation Share. Holders of Exchangeable Units are indirectly entitled to vote in respect of matters on which holders of Telesat Corporation Shares are entitled to vote, including in respect of the election of directors of Telesat, through the Special Voting Shares. The Special Voting Shares are held by TSX Trust Company (in its capacity as "Trustee" of the Voting Trust), entitling the Trustee to that number of votes on applicable matters on which holders of Telesat Corporation Shares are entitled to vote that is equal to the number of Telesat Corporation Shares into which the Exchangeable Units held by the holders of such Exchangeable Units on the applicable record date are convertible. Pursuant to the amended and restated Telesat Partnership LP limited partnership agreement (the "Partnership Agreement"), each holder of Exchangeable Units has the right to direct Telesat Corporation as to how to instruct the Trustee to vote the voting power of the Special Voting Shares corresponding to such holder's Exchangeable Units. Telesat, Telesat Partnership and the Trustee have entered into the Trust Voting Agreement (a copy of which has been filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov). Pursuant to the Trust Voting Agreement, the Trustee is required to cast such votes in accordance with voting instructions provided to it by Telesat Corporation, in its capacity as general partner of Telesat Partnership. For further information, see "Description of Share Capital and Voting Structure." Advice to Non-Registered Shareholders In many cases, Telesat Corporation Shares beneficially owned by a Non-Registered Holder are registered either: 1. in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Telesat Corporation Shares. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered education savings plans, registered disability savings plans, tax-free savings accounts (as such terms are used in the Tax Act and the regulations thereunder, as amended from time to time) and similar plans; or 2. in the name of a depository or clearing agency (such as CDS & Co.) of which the Intermediary is a participant. Non-Registered Holders do not appear on the list of Shareholders of the Company maintained by Computershare.

3 In accordance with Canadian securities laws, the Company has distributed copies of the notice-and-access notice and voting instruction form directly to non-objecting Non-Registered Holders and to Intermediaries for onward distribution to Non-Registered Holders that are objecting beneficial owners. Non-Registered Holders who have previously provided standing instructions will receive a printed copy of the Meeting Materials. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders, other than non-objecting beneficial owners, will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Telesat Corporation Shares they beneficially own. Non-Registered Holders who have not waived the right to receive Meeting Materials should follow the procedures set out below, depending on which type of form they receive: 1. Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or 2. Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Telesat Corporation Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non- Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Computershare, either in person, by mail or courier, 320 Bay Street, Toronto, Ontario M5H 4A6, or via the internet at www.investorvote.com. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the holder's behalf), the Non-Registered Holder must insert the Non-Registered Holder's (or such other person's) name in the blank space provided, and register the Non-Registered Holder (or such other person) for the online Meeting by contacting Computershare. See "Appointment of Proxies" below. In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Telesat Corporation Shares which they beneficially own. Non-Registered Holders should carefully follow the instructions on the form of proxy or voting instruction form that they receive from their Intermediary in order to vote the Telesat Corporation Shares that are held through that Intermediary. In addition, Non-Registered Holders are reminded that registering a Non-Registered Holder or third-party proxyholder online, as applicable, is an additional step to be completed after submitting the proxy authorization form if such persons are to receive an invite code ("Invite Code") and vote at the Meeting. See "Attending and Voting at the Virtual Meeting" below. Non-Objecting Beneficial Owners The notice-and-access notice and voting instruction form are being sent to both Registered Holders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these

4 materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you. Appointment of Proxies – Holders of Telesat Corporation Shares The persons named in the accompanying form of proxy, Daniel S. Goldberg, or failing him, Christopher DiFrancesco (the "Management Nominees"), have been selected by the Board, and have indicated their willingness, to represent Shareholders who appoint them as their proxy for the Meeting. The Management Nominees named in the accompanying form of proxy are directors or officers of the Company. A Shareholder has the right to designate a person (who need not be a Shareholder) other than the Management Nominees to represent him, her or it at the Meeting. Such right may be exercised by striking out the names of the specified persons and inserting in the space provided for that purpose on the enclosed form of proxy the name of the person to be designated or by completing another proper form of proxy. Such Shareholder should notify the nominee of the appointment, obtain his or her consent to act as proxy and should provide instructions on how the Telesat Corporation Shares held by the Shareholder are to be voted. In any case, a form of proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the form of proxy. Shareholders who wish to appoint someone other than the Management Nominees to attend the Meeting as their proxy and vote their Telesat Corporation Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder, as described below. Registering the proxyholder is an additional step that must be completed AFTER the form of proxy or voting instruction form has been submitted. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Step 1 – Submit form of proxy or voting instruction form. Registered Holders unable to attend the Meeting are requested to complete, sign and date the accompanying form of proxy, and to return it, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, to the Company's transfer agent, Computershare, either in person, by mail or courier, to 320 Bay Street, Toronto, Ontario M5H 4A6, or via the internet at www.investorvote.com. This must be completed before registering the proxyholder to attend the Meeting online, which is an additional step completed once the form of proxy or voting instruction form is submitted. Non-Registered Holders who receive the proxy through an Intermediary must deliver the proxy in accordance with the instructions given by such Intermediary. To be effective, proxies must be received by Computershare not later than 1:30 p.m. (Ottawa time) on June 1, 2026 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy.

5 Step 2 - Register your proxyholder: To register a third party proxyholder, Shareholders must visit http://www.computershare.com/telesat by 1:30 p.m. (Ottawa time) on June 1, 2026, or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with an Invite Code by email. Without an Invite Code, proxyholders will not be able to vote or ask questions at the Meeting. They will only be able to attend the Meeting online as a guest. Revocation of Proxies A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by the Shareholder or by the Shareholder's attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited at either the above mentioned office of Computershare by not later than 1:30 p.m. (Ottawa time) on June 1, 2026 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy. Notwithstanding the foregoing, if a Registered Holder attends personally at the Meeting, such Registered Holder may revoke the proxy and vote at the Meeting. Only Registered Holders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their respective Intermediary to revoke the proxy on their behalf. A Shareholder who logs in to the Meeting online using their Control Number (as defined below) and accepts the terms and conditions will be revoking any and all previously submitted proxies, and will be provided the opportunity to vote online by ballot. See "Attending and Voting at the Virtual Meeting" below. Voting of Proxies The persons named in the accompanying form of proxy will vote the Telesat Corporation Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, the Telesat Corporation Shares represented by such Shareholder's proxy or voting instruction form will be voted by the persons named in the enclosed form of proxy: (i) IN FAVOUR of the election of the nominees for the Board named herein (the "Director Nominees") as members of the Board; and (ii) IN FAVOUR of the re-appointment of Deloitte LLP Chartered Professional Accountants as auditors of the Company and for the Board to fix such auditors' remuneration. Exercise of Discretion of Proxy The accompanying form of proxy confers discretionary authority upon the persons named therein, including the Management Nominees, with respect to any amendments or variations to matters identified in the Notice of Meeting and this Information Circular and with respect to matters that may properly come before the Meeting. As of the date of this Information Circular, management of the Company does not know of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and this Information Circular. With respect to amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof, Telesat Corporation Shares represented by properly executed proxies will be voted by the persons so designated in their discretion.

6 No Other Business The Company knows of no matter to come before the Meeting other than those set forth above and in the Notice of Meeting. However, if any other matters do arise, the Management Nominees named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting. Appointment of Proxies – Holders of Exchangeable Units Should a holder of Exchangeable Units want to exercise personally the votes attributable to such Exchangeable Units (the "Beneficiary Votes"), such holder must provide instructions to Telesat Corporation, as general partner of Telesat Partnership, by no later than 5:00 pm on May 26, 2026 and Telesat Corporation will instruct the Trustee to sign and deliver to such holder (or its designee) a proxy to the holder (or its designee) permitting the holder or such designee to attend the Meeting and exercise personally, as proxy of the Trustee, the Beneficiary Votes. ATTENDING AND VOTING AT THE VIRTUAL MEETING The Meeting will be held in a virtual only format, which will be conducted via live audio webcast. Registered Holders and duly appointed proxyholders will have an opportunity to attend, ask questions and vote at the Meeting online. Shareholders and proxyholders will not be able to physically attend the Meeting. Registered Holders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online by ballot at the appropriate times. The 15-digit control number ("Control Number") located on the proxy form Registered Holders will receive is the Control Number for purposes of logging in to the Meeting online. Duly appointed proxyholders will receive, via email notification from Computershare, an Invite Code for purposes of logging in to the Meeting online. In order to participate in the Meeting online, Registered Holders must have a valid Control Number and duly appointed proxyholders must have received an email from Computershare containing an Invite Code. See "How to Attend the Meeting" below for additional information on how to log in to the Meeting online. Non-Registered Holders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting. This is because our transfer agent, Computershare, does not have a record of the Non- Registered Holders and, as a result, will have no knowledge of their shareholdings or entitlement to vote, unless Non-Registered Holders appoint themselves as proxyholder. Non-Registered Holders who wish to vote at the Meeting must (i) appoint themselves as proxyholder by inserting their name in the space provided for appointing a proxyholder on the voting instruction form and (ii) follow all of the applicable instructions, including the deadline, provided by their Intermediary. See "How to Attend the Meeting" below for additional information on how to log in to the Meeting online. How to Attend the Meeting Registered Holders and duly appointed proxyholders, including Non-Registered Holders who have duly appointed themselves as proxyholder, will be able to attend, ask questions and vote at the Meeting online at https://meetnow.global/M4DTZXP. It is recommended that Shareholders and duly appointed proxyholders log in one hour before the Meeting starts. To do so, please go to https://meetnow.global/M4DTZXP prior to the start of the meeting to login. Click on "Shareholder" and enter your 15-digit Control Number or click on "Invitation" and enter your Invite Code, as applicable.

7 Registered Holders: Each Registered Holder's Control Number is located on the form of proxy sent to that Registered Holder. Duly appointed proxyholders: Computershare will provide the proxyholder with an Invite Code after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in "Appointment of Proxies." Guests, including Non-Registered Holders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at https://meetnow.global/M4DTZXP select "Guest", and then complete the online registration form. It is important that attendees at the Meeting remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is the responsibility of Shareholders and duly appointed proxyholders attending the Meeting to ensure that they remain connected. Please allow ample time to check- in to the Meeting online. Online check-in will begin one hour prior to the meeting on June 3, 2026 at 1:00 p.m. (Ottawa time). The meeting will begin promptly at 1:30 p.m. (Ottawa time) on June 3, 2026, unless otherwise adjourned or postponed. VOTING AT MEETING AND QUORUM Unless otherwise required by law or the Telesat Corporation Articles, any matter coming before the Meeting or any adjournment or postponement thereof shall be decided by the majority of the votes duly cast in respect of the matter by Shareholders entitled to vote thereon. The Board has fixed April 9, 2026 as the Record Date for the purpose of determining which Shareholders are entitled to receive the Notice of Meeting and vote at the Meeting or any adjournment or postponement thereof, either at the Meeting or by proxy. No person acquiring Telesat Corporation Shares after that date shall, in respect of such Telesat Corporation Shares, be entitled to receive the Notice of Meeting and vote at the Meeting or any adjournment or postponement thereof. The Class A Common Shares and Class B Variable Voting Shares are listed on both the TSX and the NASDAQ under the symbol "TSAT". The Telesat Corporation Articles provide that, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for any meeting shall be the presence in person or by proxy of shareholders holding shares representing not less than a majority of the votes entitled to be cast at the meeting. BUSINESS TO BE CONDUCTED AT THE MEETING The Company will address the following items at the Meeting: 1. Placing the Audited Financial Statements together with the auditors' report thereon, before the Shareholders; 2. The election of the directors who will serve until the next annual meeting of Shareholders; and 3. The appointment of the external auditors who will serve until the end of the next annual meeting of Shareholders and authorizing the directors to fix their remuneration.

8 The Company will consider any other business that may properly come before the Meeting. As of the date of this Information Circular, the Company is not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, your proxyholder can vote on these items as he or she sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment. 1. Financial Statements The Audited Financial Statements, together with the auditors' report thereon, will be placed before the Shareholders at the Meeting for their consideration. The Audited Financial Statements have been reviewed and recommended for approval by the audit committee of the Board (the "Audit Committee") and the Board. A copy of the Audited Financial Statements, together with the auditors' report thereon and the accompanying MD&A, are available on the SEDAR+ website at www.sedarplus.ca, and will be available during the Meeting via live webcast online. Shareholders are not required to vote on the Audited Financial Statements. 2. Election of Directors The Telesat Corporation Articles provide that the Company shall initially have a board of directors consisting of 10 persons, and thereafter, as adjusted by the board from time to time, subject to the provisions of the BCBCA, provided that: (a) a reduction in the number of directors shall not shorten the term of any then-sitting director; (b) no change to the number of directors shall be made pursuant to the Telesat Corporation Articles unless, in addition to the obtaining of any approval of a Designator required under the Investor Rights Agreement (as defined below) to which such Designator and the Company are party, until such time as neither Designator is a 5% Holder, a majority of the Specially Designated Directors then in office have approved such change; and (c) prior to the occurrence of an Unwind Trigger, at least a majority of the board must be CbyC Directors (as defined in the Telesat Corporation Articles); provided, that the Company's temporary inability to meet this requirement as a result of death, resignation, disqualification or removal of a director shall not result in the Company being deemed to be acting ultra vires pursuant to the Telesat Corporation Articles; provided, further, that the Company shall use reasonable best efforts to ensure any such deficiency is cured promptly. It is intended that on any resolution or ballot that may be called for relating to the election of the directors, the Telesat Corporation Shares represented by proxies in favour of the Management Nominees will be voted IN FAVOUR of the election, separately, of each of the Director Nominees as a director, unless a Shareholder has specified in his or her proxy that his or her Telesat Corporation Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the proposed Director Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised to vote the Telesat Corporation Shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the Telesat Corporation Articles and their discretion for a substitute nominee or nominees. The directors are to be elected by the Shareholders at each annual meeting of Shareholders to hold office for a term expiring at the close of the

9 next annual meeting of Shareholders, or until a successor is appointed. Each of the Director Nominees is currently a director and has demonstrated the eligibility and willingness to serve as a director. Investor Rights Agreement Telesat and MHR Fund Management LLC ("MHR"), on the one hand, and Telesat and Public Sector Pension Investments Board ("PSP Investments"), on the other hand, entered into the Investor Rights Agreements dated as of November 23, 2020, pursuant to which, among other things, each of PSP Investments and MHR will be entitled to nominate three directors to the board of directors of Telesat and have the exclusive right to fill vacancies of any directorship for which it has the right to nominate a director. The number of designees each of PSP Investments and MHR will be entitled to designate to the board of directors of Telesat will be reduced to two, one and zero upon PSP Investments or MHR, respectively, owning less than 25%, 15% or 5% of the Telesat Corporation Shares and the Exchangeable Units (on an "as-exchanged" basis) outstanding as of the completion of the Transaction. The number of independent directors that the Nominating & Corporate Governance Committee (as defined below) may designate will be increased by one each time the number of designees PSP Investments or MHR is entitled to designate is so reduced. The Director Nominees of PSP Investments for election at the Meeting are: Michael Boychuk, David Morin and Guthrie Stewart. The Director Nominees of MHR for election at the Meeting are: Mark H. Rachesky, Michael B. Targoff and Janet Yeung. Advanced Notice Requirements The Telesat Corporation Articles contain an advanced notice requirement that, subject to the provisions of the BCBCA and applicable Canadian securities laws and for so long as the Company is a public company, provide that only persons who are nominated in accordance with the procedures set out in the Telesat Corporation Articles shall be eligible for election as directors to the board. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the board, as follows: (a) by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders (each a "Proposing Shareholder" and together the "Proposing Shareholders") pursuant to a proposal made in accordance with the provisions of the BCBCA or a requisition of shareholders (each a "Requisitioning Shareholder" and together the "Requisitioning Shareholders") made in accordance with the provisions of the BCBCA, provided that any proposal or requisition of shareholders made in whole or in part for the purpose of replacing one or more directors of the board must be in written form and prepared in accordance with Section 21.4 of the Telesat Corporation Articles; and (c) by any person (a "Nominating Shareholder"), who: (A) is, at the close of business on the date of giving notice provided for in the Telesat Corporation Articles (and described below) and at the close of business on the record date for notice of such meeting, either entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in Telesat Corporation Articles.

10 For a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be in written form prepared in accordance with the requirements of Section 21.4 of the Telesat Corporation Articles and received by the corporate secretary of the Company at the principal executive offices of the Company: (a) in the case of an annual meeting of shareholders, not later than the close of business on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the annual meeting (the "Notice Date") is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Company provided that, in either (a) or (b) above, if notice-and-access (as defined in NI 54-101) is used for delivery of proxy related materials in respect of a meeting described in (a) or (b) above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the Notice Date. A copy of the Telesat Corporation Articles is available on our website at www.telesat.com and under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Majority Voting Policy In accordance with the requirements of the TSX, the Board has adopted a "Majority Voting Policy" that will require a nominee for election as a director who does not receive a greater number of votes "for" than votes "withheld" with respect to the election of directors by shareholders to tender a resignation to the Chair promptly following the applicable meeting of shareholders. Under the terms of the Majority Voting Policy, our Nominating & Corporate Governance Committee will be required to consider such resignation and make a recommendation to the Board on whether such resignation should be accepted. The Majority Voting Policy requires that the Board shall promptly accept the resignation unless it determines, in consultation with the Nominating & Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will be required to make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not be permitted to participate in any meeting of the Board or the Nominating & Corporate Governance Committee at which the resignation is considered. Description of Proposed Director Nominees The following descriptions set forth the name, age as of December 31, 2025 and residence of each of the Director Nominees, their respective principal occupations during the last five (5) years and whether they are a director of other issuers that are reporting issuers in any Canadian or other jurisdiction, the date each

11 of them became a director, and information as to voting and other securities of the Company beneficially owned, or controlled or directed, directly or indirectly, by each of them as at April 15, 2026. The Board recommends you vote IN FAVOUR of each of the Director Nominees. Michael Boychuk Place of Residence: Baie-D-Urfe, Quebec, Canada Date Became a Director: Mr. Boychuk became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since July 17, 2015. Independent: Yes Principal Occupations During the Past Five Years: Corporate Director Directorships with Other Reporting Issuers: Laurentian Bank of Canada from August 2013 to present GDI Integrated Facility Services Inc. from May 2015 to present Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Mr. Boychuk holds 26,500 Telesat Corporation DSUs. Bio: Michael T. Boychuk (Age 70) is a retired senior executive who, since his retirement in 2015, serves as a professional corporate director. He has been a professional Chartered Accountant since 1979 and was in 2012 made a fellow of the Order of Chartered Accountants of Quebec. Prior to his retirement, Mr. Boychuk held senior executive positions within the BCE group of companies, including President of Bimcor, BCE's pension investment subsidiary and Senior Vice President and Corporate Treasurer of both BCE Inc. and Bell Canada. As a professional Chartered Accountant. Mr. Boychuk is deemed to be a financial expert, and currently serves on the boards of a number of public and private companies. He has been serving on boards for over 20 years and has extensive experience with audit committees as well as risk and governance and human resources. Mr. Boychuk brings to Telesat Corporation a wide array of financial and strategic expertise and knowledge of the satellite industry attained through his past experience at BCE Inc. and the other public companies he is associated with. He is currently a member of the following Boards of Directors: (Public) Laurentian Bank of Canada, GDI Integrated Facility Services Inc. and (Private) Cadillac Fairview Corporation and Finchley Pharmaceuticals Inc. Mr. Boychuk is also a Governor Emeritus of McGill University and previous chair of the university's audit and pension committees.

12 Jane Craighead Place of Residence: Elizabethtown, Ontario, Canada Date Became a Director: Ms. Craighead became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since November 18, 2021. Independent: Yes Principal Occupations During the Past Five Years: Corporate Director Directorships with Other Reporting Issuers: Wajax Corporation from November 2021 to present Crombie Real Estate Investment Trust (REIT) from May 2021 to present Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Ms. Craighead holds 38,030 Telesat Corporation DSUs. Bio: Jane Craighead (Age 66) is a Chartered Professional Accountant (CPA) and a Chartered Accountant with over 20 years of international experience with public company boards, and over 30 years of experience in accounting and finance. She retired from Scotiabank in 2019 where she was Senior Vice President Global Human Resources for eight years. As a CPA, Ms. Craighead is deemed to be a financial expert. She is currently a member of the Board of Directors of Wajax Corporation where she is a member of the Audit Committee and chairs the Human Resources Committee and of Crombie Real Estate Investment Trust (REIT) where she is a member of the Human Resources Committee and chairs the Governance and Nominating Committee. Jane retired from the Jarislowsky Fraser board after five years at the end of 2023. She was a director of Intertape Polymer Group Inc. from 2020 until its privatization in July 2022 where she was chair of the Human Resources Committee and a member of the ESG Committee, and of Clearwater Seafoods Incorporated from 2015 until its privatization in 2021 where she served as the chair of the Human Resources Development and Compensation Committee, and a member of the Finance and Audit committees and the Special Committee for the sale process. Ms. Craighead is Co-Vice Chair of the McGill University Hospital Centre (MUHC) Foundation and was Vice Chair of the Board of Regents of Mount Allison University from 2019 to 2021. She holds a PhD in Management from McGill University, has published research on executive compensation and corporate governance, and has been recognized as one of Canada's Top 100 Most Powerful Women by the Women's Executive Network. Jane received an Honorary Doctorate from Mount Allison University in 2024.

13 Richard Fadden Place of Residence: Ottawa, Ontario, Canada Date Became a Director: Mr. Fadden became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since August 3, 2016. Independent: Yes Principal Occupations During the Past Five Years: Corporate Director/Advisor Directorships with Other Reporting Issuers: N/A Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Mr. Fadden holds 26,500 Telesat Corporation DSUs. Bio: Richard Fadden (Age 74) was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat. Since his retirement, he is a Strategic Advisor to Awz HLS Fund. He is also a member of L3 Harris' Canadian Advisory Board and Vice Chair of the Board of the Canadian Red Cross. Daniel S. Goldberg Place of Residence: Ottawa, Ontario, Canada Date Became a Director: Mr. Goldberg became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since November 18, 2021.

14 Daniel S. Goldberg Independent: No Principal Occupations During the Past Five Years: President and Chief Executive Officer, Telesat Directorships with Other Reporting Issuers: Algonquin Power & Utilities Corp. from March 30, 2022 to present Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Mr. Goldberg holds: 822,355 Class A Common Shares; 360,442 Telesat Corporation Options; 212,008 Telesat Corporation PSUs; and 178,250 Telesat Corporation RSUs. Bio: Daniel S. Goldberg (Age 60) became Telesat Canada's President and Chief Executive Officer in September 2006. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites from 2002 to 2006 and prior to that as Chief Operating Officer of New Skies since February 2000. Prior to that time, he had served as New Skies General Counsel since 1998. Prior to joining New Skies, Mr. Goldberg worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, he was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. Mr. Goldberg currently serves on the Board of Directors of Algonquin Power & Utilities Corp and is a former member of the Board of MDC Partners Inc. He received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School. Henry (Hank) Intven Place of Residence: Victoria, British Columbia, Canada Date Became a Director: Mr. Intven became a director of Telesat Corporation upon its incorporation on October 26, 2020 and has served as a director of Telesat Canada since October 31, 2007. Independent: Yes Principal Occupations During the Past Five Years: President, Haro Strait Consulting Inc. Directorships with Other Reporting Issuers: N/A

15 Henry (Hank) Intven Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Mr. Intven holds 26,996 Telesat Corporation DSUs. Bio: Henry (Hank) Intven (Age 77) is President of Haro Strait Consulting Inc. For twenty-five years, he was a partner in the Toronto office of McCarthy Tétrault LLP, a leading Canadian law firm. He has held a number of senior advisory and executive positions with the Canadian Government and the Canadian Radio-television and Telecommunications Commission. Over the past 40 years, he has advised businesses and governments on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry. He has also advised on business, policy and regulatory matters involving the telecommunications industry in more than 20 other countries. David Morin Place of Residence: Montreal, Quebec, Canada Date Became a Director: February 7, 2023 Independent: Yes Principal Occupations During the Past Five Years: Managing Director, Private Equity, PSP Investments Directorships with Other Reporting Issuers: N/A Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Nil Bio: David Morin (Age 45) is Managing Director, Private Equity at PSP. Mr. Morin joined PSP in 2013 and has led a number of investments across industries and geographies with a focus on sourcing, execution, as well as asset management. Mr. Morin's qualifications for service on the board of directors of Telesat Corporation include his significant experience with negotiation, corporate finance and operational matters, underpinned by his 20 years of investment and finance experience. Mr. Morin currently serves on the Board of Directors of American Wholesale Insurance Holding Company, LLC (Amwins) and Convex

16 David Morin Group Limited. Mr. Morin holds a bachelor's degree from HEC Montréal and an MBA from INSEAD. Dr. Mark H. Rachesky Place of Residence: New York, NY, USA Date Became a Director: Dr. Rachesky became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since October 31, 2007 Independent: Yes Principal Occupations During the Past Five Years: Founder and Chief Investment Officer, MHR Fund Management LLC Directorships with Other Reporting Issuers: Starz Entertainment Corp. from May 2025 to present Lionsgate Studios Corp. from May 2025 to present Titan International, Inc. from 2014 to present Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Mr. Rachesky directly holds 15,000 Class B Units; 46,136 Class B Variable Voting Shares; and 42,107 Telesat Corporation DSUs. Mr. Rachesky is also the founder and Chief Investment Officer of MHR, which holds 18,035,092 Class B Units of Telesat Partnership. Bio: Mark H. Rachesky, M.D. (Age 66) is the Founder and Chief Investment Officer of MHR Fund Management LLC, a New York- based investment firm that takes a private equity approach to investing. MHR manages approximately US$5 billion of capital and has holdings in public and private companies in a variety of industries. He has been the Non-executive Chairman of the Board of Directors of Telesat Corporation since November 2021 and is a member of its Human Resources and Compensation Committee and Nominating and Corporate Governance Committee. Dr. Rachesky has been Chairman of the Telesat Canada Board of Directors since 2007 and from 2007 to 2021 was also a member of the Telesat Canada Compensation and Corporate Governance Committee. He was Non-executive Chairman of the Board of Directors of Loral Space & Communications Inc. from 2006 to 2021 and was Chairman of the Loral Compensation Committee and a member of the Loral Executive Committee. Dr. Rachesky is Non- executive Chairman of the Board of Directors of Lionsgate Studios Corp. and a member of the Compensation Committee, a director and the co-Chair of the Compensation and Talent Committee of Starz Entertainment Corp., and a director and member of the Nominating Committee, the Corporate Governance Committee and the

17 Dr. Mark H. Rachesky Compensation Committee of Titan International, Inc. He previously served on the Board of Directors of Lionsgate Studios Corp., Lions Gate Entertainment Corp., Navistar International Corporation and Emisphere Technologies, Inc. Dr. Rachesky holds an MBA from the Stanford University School of Business, an MD from the Stanford University School of Medicine and a BA in Molecular Aspects of Cancer from the University of Pennsylvania. Dr. Rachesky has demonstrated leadership skills as well as extensive financial expertise and broad-based business knowledge and relationships. In addition, Dr. Rachesky has significant expertise and perspective as a member of the board of directors of private and public companies engaged in a wide range of businesses. Guthrie Stewart Place of Residence: Westmount, Quebec, Canada Date Became a Director: Mr. Stewart became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since August 8, 2016. Independent: Yes Principal Occupations During the Past Five Years: Corporate Director; Executive, PSP Investments (retired in 2021) Directorships with Other Reporting Issuers: N/A Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Mr. Stewart holds 26,500 Telesat Corporation DSUs. Bio: Guthrie Stewart (Age 70) was, until his retirement in June 2021, an executive with global pension fund manager PSP Investments. Most recently, Mr. Stewart was Vice Chair Investment Committee from June 2020 to June 2021. Prior to that he was Executive Vice-President and Global Head of Private Investments overseeing PSP Investments global teams managing private equity and infrastructure from September 2015 to June 2020. Mr. Stewart has broad business and investing experience, including more than 12 years in telecommunications and more than ten years in investment management. For eight years until 2000, he was an executive with Teleglobe Inc., the listed shareholder of Teleglobe Canada (at the time Canada's international telecom carrier), including two years as CEO and President of Teleglobe Canada. Teleglobe Canada had varied satellite investments, including as a member and distributor of Inmarsat and Intelsat, and also as founding investor in

18 Guthrie Stewart Orbcomm. Mr. Stewart was a partner in one of Canada's largest mid- market buyout firms, EdgeStone Capital Partners, from 2001 until the end of 2007 following the sale of majority interest. He is a director of the global consulting firm Alix Partners, LLP. He holds an LL.B from Osgoode Hall (Toronto, Canada) and an M.B.A. from INSEAD in Europe. He also holds the ICD.D designation from the Canadian Institute of Corporate Directors. Through his career, he has participated as a Director on numerous private and public boards and as a member at various times of all major Committees. Michael B. Targoff Place of Residence: Jupiter, Florida, USA Date Became a Director: Mr. Targoff became a director of Telesat Corporation on November 16, 2021 and has served as a director of Telesat Canada since October 31, 2007. Independent: Yes Principal Occupations During the Past Five Years: Vice Chairman, Loral Space & Communications Inc. (retired in 2021) Directorships with Other Reporting Issuers: N/A Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Mr. Targoff holds 99,408 Class B Variable Voting Shares; and 39,505 Telesat Corporation DSUs. Bio: Michael B. Targoff (Age 81) was Vice Chairman of Loral Space & Communications Inc. from November 21, 2005 to November 2021 and a consultant to Loral from December 15, 2012 to November 2021. Mr. Targoff was Chief Executive Officer of Loral from March 1, 2006 to December 14, 2012 and President of Loral from January 8, 2008 to December 14, 2012. Mr. Targoff was also a Director and member of the Audit Committee of Telesat Canada from the time that Loral acquired its interest in Telesat in October 2007 until November 2021. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company. Mr. Targoff's qualifications for service on the board of directors of Telesat Corporation include his extensive understanding and knowledge of its business and the satellite industry, as well as demonstrated leadership skills and operating experience, acquired during more than 20 years of serving as a senior executive of Loral and its predecessors. As a current or former director of other public and private companies in the

19 telecommunications industry, Mr. Targoff also brings to Telesat Corporation a broad-based business knowledge and substantial financial expertise. Janet Yeung Place of Residence: New York, NY, USA Date Became a Director: Ms. Yeung became a director of Telesat Corporation on August 2, 2023. Independent: Yes Principal Occupations During the Past Five Years: Principal and General Counsel, MHR Fund Management Directorships with Other Reporting Issuers: N/A Securities beneficially owned, or controlled or directed, directly or indirectly, as at April 15, 2026: Ms. Yeung holds 13,885 Class B Variable Voting Shares; and 21,186 Telesat Corporation DSUs. Bio: Janet Yeung (Age 61) has been Principal and General Counsel of MHR Fund Management LLC since 2012. Ms. Yeung currently serves on the boards of a number of private companies operating across a variety of industries. From May 2015 to November 2021, Ms. Yeung served as a director of Loral Space & Communications Inc. Ms. Yeung also served as a director of Navistar International Corporation and was a member of its Audit Committee and Compensation Committee from December 2020 until its acquisition by the Traton Group in July 2021. Ms. Yeung holds a J.D., cum laude, from Georgetown University Law Center and an A.B. in Economics from Cornell University. Skills Each director nominee has a wealth of experience in leadership, governance and strategic planning and collectively they possess the skills and expertise that enable the Board to carry out its responsibilities. The skills matrix set out below is used to assess the Board's overall strengths and to assist in the Board's ongoing renewal process, which balances the need for experience and knowledge of the Company's business with the benefit of board renewal and diversity. Although the director nominees have a breadth of experience in many areas, the skills matrix lists 14 important qualifications determined by the Nominating & Corporate Governance Committee and the Board and highlights the key skills for each director nominee. The matrix is not intended to be an exhaustive list of each director nominee's skills.

Director / Skills	Michael Boychuk	Jane Craighead	Richard Fadden	Daniel Goldberg	Henry (Hank) Intven	David Morin	Mark H. Rachesky	Guthrie Stewart	Michael Targoff	Janet Yeung
Government/ Regulatory Affairs	X		X	X	X				X	
Capital markets	X	X		X		X	X	X	X	X
Finance/ Accounting	X	X			X	X		X	X	
Risk Management	X	X				X		X	X	X
CEO/Senior Management	X	X		X		X	X	X	X	X
Mergers & Acquisitions	X	X		X	X	X	X	X	X	X
Marketing/ Sales				X					X	
Human Resources	X	X		X		X		X		X
Governance	X	X	X	X	X	X		X	X	X
International	X		X	X	X	X		X	X	
Technology/ Security	X		X		X					
Satellite/ Telecom	X			X	X	X		X	X	X
Business Strategy	X	X		X	X	X	X	X	X	
ESG	X				X	X				

Each director nominee was nominated in large part because of the nominee's key leadership attributes. The director nominees have demonstrated informed judgment, knowledge of important business issues and a commitment to operational excellence. Every director is expected to act ethically and with integrity. Directors must understand the Company's strategic objectives and reflect its values. Directors are expected to prepare for and actively participate in Board and committee meetings.

20

21 Corporate Cease Trade Orders or Bankruptcies To the knowledge of the Company, and based on the information furnished to the Company by the directors and executive officers, none of Company's directors is, as at the date of this Information Circular, or has been within the ten years prior to the date of this Information Circular: (a) a director, chief executive officer or chief financial officer of any company (including Telesat and its other subsidiaries) that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including Telesat and its other subsidiaries) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of the above paragraph, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days. Penalties or Sanctions To the knowledge of the Company, and based on the information furnished to the Company by the directors and executive officers, other than as set out below, none of Company's directors is, as at the date of this Information Circular, or has, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. For the purposes of this section, a self-regulatory authority means a professional self-regulatory body that governs the activities of professional persons. Personal Bankruptcies To the knowledge of the Company, and based on the information furnished to the Company by the directors and executive officers, other than as set out below, none of Company's directors is, as at the date of this Information Circular, or has, within the ten years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. Conflicts of Interest Certain of our directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with Part 5 — Division 3 — Conflicts of Interest under the BCBCA, in the event that a director or senior officer (i) has a material interest in a contract or proposed contract or transaction that is material to an issuer or (ii) is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction (a "disclosable interest"), the director or senior officer shall disclose his or her disclosable interest in such contract or transaction and he director shall refrain from voting on any matter in respect of such contract or transaction, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved

22 in accordance with the provisions of the BCBCA and applicable internal corporate governance or polices of the Board, as applicable. 3. Appointment of Auditors Telesat's current auditors are Deloitte LLP Chartered Professional Accountants ("Deloitte"). Deloitte has been the auditors of the Company since its formation on October 26, 2020, and Telesat Canada since 1993. Information about the fees paid to Deloitte for the financial years ended December 31, 2025 and 2024 can be found in the Annual Information Form on Form 20-F under item 16.C "Principal Accountant Fees and Services", which is available at the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Management Nominees intend to vote at the Meeting IN FAVOUR of this resolution, unless the Shareholder has specified in the form of proxy that such Shareholder's Telesat Corporation Shares are to be withheld from voting on the resolution. EXECUTIVE COMPENSATION Overview We operate in a dynamic, highly competitive and rapidly evolving global market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executive officers, available on a limited basis internationally. Key talents include strong leadership and management capabilities that are suited to our culture and the evolving nature of our industry, global telecommunications experience, and advanced space and network engineering experience. Our executive officers demonstrate a proven ability to successfully lead and manage our growth and operational objectives in a dynamic and evolving market. They are also key to inspiring a culture of operational excellence which is at the foundation of our success and our ability to foster growth. Our executive officer compensation program is designed to achieve the following objectives: provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success; motivate our executive officers to achieve our business and financial objectives; align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and provide incentives that encourage appropriate levels of risk-taking by our executive officers and provide a strong pay-for-performance relationship. We provide our executive officers cash compensation in the form of base salary, an annual bonus and equity-based compensation under our Omnibus Plan adopted on November 19, 2021, as amended and restated on June 18, 2024. We believe that equity-based compensation motivates our executive officers to achieve our business and financial objectives, and also aligns their interests with the long-term interests of our Shareholders. We

23 provide base salary to compensate executive officers for their day-to-day responsibilities, at levels that we believe are necessary to attract and retain executive officer talent. While we have determined that our current executive officer compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market- competitive compensation opportunities for our executive team. See "— Principal Elements of Compensation." As a publicly traded company, we evaluate our compensation philosophy and compensation program as circumstances require, which may include the periodic review of our compensation program and the mix of components made available to our executive team. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the evolution and growth of our business and the cost of replacing or enhancing our talent composition as needs may require. 2025 Named Executive Officers The Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and the Company's three other most highly compensated executives (together with the CEO and CFO, the "NEOs"), who are the subject of this Compensation Discussion and Analysis, are set forth in the following table: Named Executive Officer Position Daniel S. Goldberg President and Chief Executive Officer Donald Tremblay Chief Financial Officer Andrew Browne Former Chief Financial Officer Glenn Katz Chief Commercial Officer Michael Schwartz Senior Vice President, Corporate & Business Development Christopher DiFrancesco Vice President, General Counsel & Secretary Compensation Philosophy, Policies and Practices Our compensation philosophy is to pay fair, reasonable and competitive compensation with a significant equity-based component to align the interests of our executive officers with those of our Shareholders. Our compensation policies and practices are designed to retain, motivate and reward our executive officers for their performance and contribution to our short- and long-term success. We compensate executive officers by combining short-term cash and long-term equity-based incentives. We also seek to reward the achievement of corporate and individual performance objectives, and to align executive officers' incentives with our performance. The Company has adopted the following pay practices that reflect the Company's compensation philosophy:

24 What We Do What We Don't Do Link executive pay to Company performance through short- and long-term incentive plans Allow executives or directors to hedge or pledge equity holdings Balance among short- and long-term incentives, cash and equity, and fixed and variable pay Reprice underwater stock options Compare executive compensation and company performance to relevant peer group companies Maintain pay policies or practices that pose material adverse risk to the Company Retain an independent compensation consultant Provide excessive perquisites Compensation Governance The Human Resources & Compensation Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. The Human Resources & Compensation Committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with Telesat Corporation's risk profile. The Human Resources & Compensation Committee's oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to the CEO and various other key executive officers and managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program. The Human Resources & Compensation Committee is comprised of three independent directors, Jane Craighead (Chair), Guthrie Stewart and Mark Rachesky. Please see "Committees of our Board of Directors — Human Resources & Compensation Committee" below. The charter for the Human Resources & Compensation Committee sets out its responsibilities for administering our compensation programs and reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to our directors and officers. The Human Resources & Compensation Committee is responsible for reviewing our compensation program to ensure it continues to meet its objectives and remain aligned with industry best practices, and make recommendations for any changes to our board of directors, as appropriate. As part of this review, the Human Resources & Compensation Committee engages independent compensation consultants to evaluate our executive compensation program against market practice. We originally retained Mercer as an independent compensation consultant to assist the Human Resources & Compensation Committee in benchmarking executive pay and designing short- and long-term incentive plans in 2022. In 2025, Mercer advised the Human Resources & Compensation Committee on all aspects of executive compensation including base salaries, short term incentives, and the design of the long-term incentive awards. In 2024, Mercer conducted a market compensation trends considering compensation at similarly- sized Canadian and US peers in the Aerospace & Defence, Telecommunications and High Tech/Software industries, considering Telesat's size based on revenues, EBITDA, assets and market capitalization.

The compensation peer group used by Mercer and approved the Human Resources & Compensation Committee consisted of the following organizations:

CAE Inc.	Ducommun Incorporated
Viasat, Inc.	Iridium Communications Inc.
Hexcel Corporation	Comtech Telecommunications Corp.
Mercury Systems, Inc.	Redwire Corporation
Converge Technology Solutions Corp.	Magellan Aerospace Corporation
Kratos Defense & Security & Solutions Inc.	Globalstar, Inc.
Axon Enterprise, Inc.	Héroux-Devtek Inc.
EchoStar Corporation	Calian Group Ltd.
Kaman Corporation	Enghouse Systems Limited
Kinaxis Inc.	MDA Ltd.

Executive Compensation-Related Fees

The total fees incurred in consideration of the executive compensation services provided in 2024 by Mercer was $152,912.

The total fees incurred in consideration of the executive compensation services provided in 2025 by Mercer was $17,340.

The total fees incurred related to the administration of certain benefits by Mercer in 2024 was $3,412.

The total fees incurred related to the administration of certain benefits by Mercer in 2025 was $3,504.

Principal Elements of Compensation

The compensation of our executive officers includes three major elements: (i) base salary; (ii) short-term incentives, consisting of an annual cash incentive award; and (iii) long-term equity-based incentive awards.

In 2025, NEO long-term incentives consisted of Telesat Corporation PSUs and Telesat Corporation RSUs under our Omnibus Plan (see *Omnibus Long–Term Incentive Plan"* below).

NEOs participate in our defined benefit pension plan and supplemental executive retirement plan, or defined contributions pension plan (depending on their date of hire), or in the 401(K) plan (if based in the U.S.), and receive certain perquisites and personal benefits that are provided to each of our NEOs under their respective employment agreements (see "Employment Agreements" below).

Pay Element	Objectives	Features
Base Salary	Provide a fixed level of cash compensation for performing day-to-day responsibilities	Based on individual's role, duties, responsibilities, experience, performance and delivery of results
Annual Cash Incentive Awards	Reward short-term financial, operational and individual performance	Cash payments based on meeting Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) performance goal and a performance goal related to progress of the Lightspeed program

25

26 Pay Element Objectives Features Long-Term Incentive Compensation Align management interests with those of Shareholders, encourage retention and reward long-term Company performance 2025: Telesat Corporation RSUs and Telesat Corporation PSUs were granted under our Omnibus Plan Base Salaries Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer's responsibilities and their prior experience. Base salaries are set out in each NEO's employment agreement, see "Employment Agreements" below. Adjustments to base salaries are determined annually by the Board on the recommendation of the Human Resources & Compensation Committee and may be increased based on the executive officer's performance, as well as to maintain market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities. The following table sets forth each NEO's annual base salary rates for Fiscal 2025: Named Executive Officer 2025 Annual Base Salary Rate Daniel S. Goldberg President and Chief Executive Officer $1,122,902 Donald Tremblay(1) Chief Financial Officer $650,000 Andrew Browne(2) Former Chief Financial Officer $788,607 Glenn Katz Chief Commercial Officer $728,129 Michael Schwartz(3) Senior Vice President, Corporate & Business Development $790,190 Christopher DiFrancesco Vice President, General Counsel & Secretary $451,471 Note: (1) Mr. Tremblay was appointed as Chief Financial Officer of the Company, effective as of October 20, 2025. (2) Mr. Browne retired effective November 21, 2025. (3) Mr. Schwartz was paid in U.S. dollars and these amounts were converted to Canadian dollars based on an average exchange rate for 2025 of 1.3975 to US$1.00. All other NEO's were paid in Canadian dollars. Annual Incentive Awards Annual incentive awards are designed to motivate our executive officers to meet our business and financial objectives generally and our annual financial performance targets in particular. In 2025, annual incentive

27 awards were earned and measured with reference to Adjusted EBITDA1 performance for the fiscal year for both our GEO business and LEO business, as well as a performance target associated with advancement of the Lightspeed program. When the annual budget and Adjusted EBITDA targets are established for the upcoming fiscal year, the Human Resources & Compensation Committee establishes performance targets connected to the Adjusted EBITDA targets. In assessing performance against the Adjusted EBITDA targets, the Human Resources & Compensation Committee has discretion to consider unforeseen events and make additional one-time adjustments in the event it determines such adjustments are warranted in the circumstances to ensure NEOs are not penalized, or do not receive a windfall, for events outside of their control, including changes in foreign exchange rates or other one-time, non-recurring items, certain unbudgeted items or to take into account significant achievements that may be unrelated to Adjusted EBITDA performance. Beginning in 2024, the Human Resources & Compensation Committee also established an annual target associated with advancement of the Lightspeed program. The annual incentive pay-outs can increase or decrease, compared to the target bonus applicable to each NEO (either 60% or 100% of base salary, in either case the "Target Bonus,"), depending on the level of achievement as determined by the Human Resources & Compensation Committee. The total annual incentive payout was based on the average performance level for the Adjusted EBITDA targets (each of the GEO business and LEO business Adjusted EBITDA targets weighted at 25%) and Lightspeed performance metrics (weighted at 50%). The key metrics followed by Telesat in 2025 for Adjusted EBITDA performance were: Adjusted EBITDA Performance Incentive Award <95% of target amount Nil 95% of target amount 50% of Target Bonus 97.5% of target amount 75% of Target Bonus 100% of target amount 100% of Target Bonus 102.5% of target amount 150% of Target Bonus ≥105% of target amount 200% of Target Bonus The Lightspeed performance metric was based on achieving a minimum (50% of Target Bonus), target (100% of Target Bonus) and stretch (200% of Target Bonus) level. 1 Adjusted EBITDA is a non-IFRS Accounting Standards measure. For more information on the Company's use of non-IFRS Accounting Standards measures and a reconciliation to the most closely comparable IFRS Accounting Standards measures, see "Management's Discussion & Analysis of Financial Condition and Results of Operations – Non-IFRS Accounting Standards Measures" in the Company's 2025 Annual Information Form on Form 20-F available on SEDAR+ at www.sedarplus.ca.

For 2025, award opportunities, pay-out ranges and actual awards as a percentage of each NEO's base salary were as follows:

Named Executive Officer	2025 Salary Level	2025 AIP Target (% of Base Salary)	Payout Range (% of Target)	Target Award ($)	Actual Award ($)
Daniel S. Goldberg *President and Chief Executive Officer*	$1,122,902	100%	50-200%	$1,122,902	$1,466,289
Donald Tremblay[(1)] *Chief Financial Officer*	$650,000	100%	0-200%	$650,000	N/A
Andrew Browne[(2)] *Chief Financial Officer*	$788,607	100%	0-200%	$788,607	$905,315
Glenn Katz *Chief Commercial Officer*	$728,129	60%	0-200%	$436,877	$563,266
Michael Schwartz[(3)] *Senior Vice President, Corporate & Business Development*	$790,190	100%	0-200%	$790,190	$1,018,791
Christopher DiFrancesco *Vice President General Counsel and Secretary*	$451,471	60%	0-200%	$270,883	$349,249

Notes:

(1) Mr. Tremblay was appointed as Chief Financial Officer of the Company, effective as of October 20, 2025. There is no AIP payout for his time worked in 2025.

(2) Mr. Browne retired effective November 21, 2025.

(3) Mr. Schwartz was paid in U.S. dollars and these amounts were converted to Canadian dollars based on an average exchange rate for 2025 of 1.3975 to US$1.00. All other NEO's were paid in Canadian dollars.

For 2025, the Board approved Adjusted EBITDA target was $300 million for the GEO business and ($113 million) for the LEO business, which were based on exchange rates of USD/CAD = 1.418 and BRL/CAD = 0.225. Actual performance was $309 million for the GEO business and ($100 million) for the LEO business**.** In assessing performance against the 2025 Adjusted EBITDA targets, the committee made adjustments for: foreign exchange rate changes to reflect the actual fluctuation in exchange rates for the year; restructuring related expenses; and the elimination of expense savings associated with delayed hiring and certain capitalized engineering costs in the Telesat Lightspeed program.

Achievement of the Lightspeed performance metric was between the minimum and target level.

The combined achievement level for the Adjusted EBITDA and Lightspeed performance metrics was 129% of the Target Bonus.

We currently make annual incentive award payments in cash and anticipate continuing to do so in the future.

28

29 Long-Term Incentives Type of awards under Omnibus Long-Term Incentive Plan In connection with becoming a public company, we adopted a long-term equity incentive plan (the "Omnibus Plan") to allow for a variety of equity based awards that provide different types of incentives to be granted to certain of our directors, executive officers, and employees, including options ("Telesat Corporation Options"), Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs. Telesat Corporation Options, Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs are collectively referred to herein as "Awards". Each Award will represent the right to receive Telesat Public Shares or, in the case of Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs, Telesat Public Shares or cash, in accordance with the terms of the Omnibus Plan. The following discussion is qualified in its entirety by the text of the Omnibus Plan, which is available on SEDAR+ at www.sedarplus.ca. Under the Omnibus Plan, the Board, or an authorized Board committee, may grant Awards to eligible participants, as applicable. Participation in the Omnibus Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. As at December 31, 2025 there were 2,168,844 equity awards issued and outstanding under the Omnibus Plan, which represents 14.6% of the aggregate number of Telesat Corporation Shares issued and outstanding as at December 31, 2025 (or 4.3%, assuming the exchange of all Exchangeable Units into Telesat Corporation Shares). As of the date of this Information Circular, there were 1,753,196 equity awards issued and outstanding under the Omnibus Plan, with 2,097,222 remaining available to be issued. Telesat Corporation Options A Telesat Corporation Option is exercisable during a period established by the Board which begins on the date of the grant and ends no later than 10 years after the date of the granting of the Telesat Corporation Option or such shorter period as the Board may determine. The minimum exercise price of a Telesat Corporation Option is determined based on the closing price of the Telesat Public Shares on the last trading day before the date such option is granted. The Omnibus Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate falls during a blackout period. In these cases, the extended exercise period terminates 10 business days after the last day of the black-out period. To facilitate the payment of the exercise price of the options, the Omnibus Plan has a cashless exercise feature under which a participant may elect to undertake either a broker assisted "cashless exercise" or an "option surrender" as set out in the Omnibus Plan, and including the consent of the Board, where required. As at December 31, 2025, there were 699,159 Telesat Corporation Options issued and outstanding under the Omnibus Plan, which represents 4.7% of the aggregate number of Telesat Corporation Shares issued and outstanding as at December 31, 2025 (or 1.4%, assuming the exchange of all Exchangeable Units into Telesat Corporation Shares). See "Details of the Omnibus Long-Term Incentive Plan" below. As of the date of this Information Circular, there were 648,791 Telesat Corporation Options issued and outstanding under the Omnibus Plan. Telesat Corporation RSUs, PSUs, and DSUs The terms and conditions of grants of Telesat Corporation RSUs, Telesat Corporation PSUs and Telesat Corporation DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, termination provisions, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant's grant agreement. The purchase price for the Telesat Public Shares underlying the participant's grant of Telesat Corporation RSUs, Telesat Corporation PSUs and Telesat Corporation DSUs, as applicable, is determined by the Board and may be zero. As at December 31, 2025 there were

30 707,466 Telesat Corporation RSUs, 530,056 Telesat Corporation PSUs and 232,163 Telesat Corporation DSUs issued and outstanding under the Omnibus Plan, which represents 9.9% of the aggregate number of Telesat Corporation Shares issued and outstanding as at December 31, 2025 (or 2.9%, assuming the exchange of all Exchangeable Units into Telesat Corporation Shares). See "Details of the Omnibus Long- Term Incentive Plan" below. As of the date of this Information Circular, there were 450,268 Telesat Corporation RSUs, 406,349 Telesat Corporation PSUs and 247,788 Telesat Corporation DSUs issued and outstanding under the Omnibus Plan. Types of Awards under Historic Plans Telesat Holdings Inc. (the predecessor entity to Telesat Canada and Telesat Corporation), adopted a management stock incentive plan in September 2008, as amended (the "2008 Telesat Plan") and a second management stock incentive plan in April 2013, as amended (the "2013 Telesat Plan") (together the 2008 Telesat Plan and the 2013 Plan, the "Historic Plans"). All issued and outstanding awards under our Historic Plans are stock options ('Telesat Options"). The Historic Plans provided that, unless otherwise specified in the grant agreement or employment agreement of a participant, the Telesat Options granted to any participant would vest as to 20% each year over five years. The exercise price of any Telesat Option granted under the Historic Plans was fixed by the board of directors of Telesat Canada (the "Telesat Canada Board") when Telesat Options were granted, at not less than fair market value. The Historic Plans provide that a Telesat Option will be exercisable during a period established by the Telesat Canada Board which would commence on the date of the grant and terminate no later than 10 years after the date of the granting of the option or such shorter period as the Telesat Canada Board may determine. On closing of the Transaction the Telesat Options were exchanged for Telesat Corporation Options. As at December 31, 2025, there were 49,526 Telesat Corporation Options issued and outstanding under the Historic Plans, which represents 0.3% of the aggregate number of Telesat Corporation Shares issued and outstanding as at December 31, 2025 (or 0.1%, assuming the exchange of all Exchangeable Units into Telesat Corporation Shares). As of the date of this Information Circular, there were 49,526 Telesat Corporation Options issued and outstanding under the Historic Plans. None of the Telesat Corporation Options issued and outstanding under the Historic Plans are held by our NEOs and no further equity awards may be granted under the Historic Plans. 2025 Long-term Incentive Awards Grants to the NEOs in 2025 under the Omnibus Plan consisted of Telesat Corporation RSUs and Telesat Corporation PSUs. Telesat Corporation RSUs vest rateably over three years with one-third vesting at the end of each year. Telesat Corporation PSUs vest over a three-year term based on meeting key milestones. Defined Benefit and Supplemental Retirement Plans for Designated Employees We sponsor two non-contributory defined benefit pension arrangements for some of our executives hired before 2024 : (i) the "Pension Plan for Employees of Telesat Canada," which is a registered pension plan as defined in the Income Tax Act; and (ii) a supplemental employee retirement pension that covers pension benefits in excess of the tax limits imposed on the registered pension plan. Both pension programs provide for an annual pension based on service and final average earnings and include survivor benefits. The pension can commence without reduction as early as age 60 or 35 years of service. Earlier retirement is possible with a reduction of 1/4% for each month before the unreduced retirement date. Pensions are indexed to 50% of the consumer price index for each year.

31 Defined Contribution Pension Plan We maintain a defined contribution pension plan for our employees, including for executives hired after January 2024. The required contribution of the employees enrolled in the defined contribution pension plan equals 4% of their pensionable earnings (annual basic pay). The employer's contributions will match in full the employees' contribution under the required contributions section. In addition to the required contributions, employees enrolled in the defined contribution pension plan may, at their discretion, elect to contribute by payroll deductions an additional sum equal to 1%, 2%, 3% or 4%, of their pensionable earnings. For employees whose sum of age and continuous service is less than 35 points, the employer's additional contribution will be 75% of the employees' additional contribution elected. For employees whose sum of age and continuous service is at least 35 points and equal to or less than 55 points, the employer's additional contribution will be 100% of the employees' additional contribution elected. For employees whose sum of age and continuous service is more than 55 points, the employer's additional contribution will be 125% of the employees' additional contribution elected. Retirement Plan – 401(K) Our executives located solely in the U.S. participate in our 401(K) plan available to all of our U.S.-based employees. Employees can put aside up to 40% (in 1% increments) of eligible pre-taxed compensation, subject to the IRS elective deferral maximum. The Company will match 66.66% of the first 6% of eligible compensation that the employees contribute to the plan. Employees may also elect to contribute on an after- tax basis up to 10%. The money employees contribute vest immediately while the Company matching funds vest once employees have completed three years of service. Participation in the Plan is entirely optional. Prerequisites and Other Benefits The Company does not provide significant perquisites to the NEOs, but they do receive medical insurance coverage, relocation payments, as applicable, and in the case of our CEO, as discussed in the Employment Agreement section below, tax equalization payments. For certain NEOs, we provide US health insurance coverage. Employee Share Purchase Plan In August 2025 we launched the Employee Share Purchase Plan designed to allow employees to purchase Telesat Public Shares with a match by Telesat. Regular or permanent full-time/part-time employees, including NEO's and other executives can participate in the plan. The employee contribution through payroll deductions is up to 6% of the base pay. The employer's match represents 50% of the employee contribution up to a maximum of $5,000 equivalent per fiscal year. Compensation Risk Oversight As part of the review of the compensation paid to our executives, the Board and Human Resources & Compensation Committee consider the potential risks associated with the structure and design of our various compensation plans. Our compensation programs do not encourage excessive or unnecessary risk-taking behavior. Overall, we found that there were no significant risks arising from our executive compensation programs that were reasonably likely to have a material adverse effect on Telesat. The Board and Human Resources & Compensation Committee will continue to work with our compensation consultant

32 to enhance our compensation program by considering additional measures designed to discourage excessive risk taking and promote long-term thinking. Insider Trading and Hedging Policy We have adopted a customary insider trading policy, which, among other things, prohibits our executive officers and directors from purchasing financial instruments that are designed to hedge or offset any decrease in market value of Telesat Corporation's equity securities granted as compensation or held, directly or indirectly, by the executive officer or director. Executive Stock Ownership Guidelines We have implemented share ownership guidelines for our executives to align the interests of such executives with those of our Shareholders. The ownership guidelines establish minimum equity ownership levels for each of our executives based on a multiple of their annual base salary. Such executives are expected to meet the prescribed ownership levels within five years of the later of (i) completion of the Transaction and (ii) the date of their appointment to their executive position. Common shares and the value of equity-based awards will be included in determining an individual's equity ownership value. The ownership guideline for our CEO is 5x his annual base salary. The ownership guideline for our other NEOs is 2x their annual base salary and the ownership guideline for our other executives is 1x their annual base salary. Clawback Policy In 2023, the Board adopted a specific policy to recoup or claw back incentive compensation under appropriate circumstances. The Board currently has discretion under the plans to reduce current or future awards should that be appropriate.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to our NEOs in the three most recently completed fiscal years:

Name and Principal Position	Fiscal Year	Salary ($)[1]	Share-based Awards ($)[2]	Option-Based Awards ($)[3]	Non-equity Incentive Plan Compensation ($) Annual Incentive plan ($)[4]	Long-term incentive plans ($)	Pension Value ($)	All Other Compensation ($)[5]	Total Compensation ($)
Daniel S. Goldberg *President and Chief Executive Officer*[6]	2025	1,139,941	5,630,361	-	1,466,289	-	750,000	958,135	9,944,726
	2024	1,466,302	3,941,873	-	2,427,565	1,050,006	894,000	915,311	10,695,057
	2023	1,427,856	3,962,128	1,506,877	2,308,843	525,003	821,000	907,029	11,458,736
Donald Tremblay *Chief Financial Officer*[7]	2025	125,000	244,205	-	-	-	9,000	134,609	512,814
	2024	-	-	-	-	-	-	-	-
	2023	-	-	-	-	-	-	-	-
Andrew Browne *Former Chief Financial Officer*[8]	2025	712,655	-	-	905,315	-	-	180,219	1,798,189
	2024	772,331	938,539	-	1,278,648	250,004	-	140,338	3,379,860
	2023	752,081	943,341	358,778	1,216,115	125,023	13,000	132,772	3,541,110
Glenn Katz *Chief Commercial Officer*[9]	2025	728,014	940,986	-	563,266	-	194,000	516,259	2,942,525
	2024	713,101	750,844	-	708,353	199,989	203,000	505,193	3,080,480
	2023	694,404	754,682	287,023	673,711	100,009	139,000	502,854	3,151,683
Michael Schwartz *Senior Vice President, Corporate & Business Development*	2025	789,440	940,986	-	1,018,791	-	-	37,764	2,786,981
	2024	757,899	750,844	-	1,256,002	199,989	-	37,001	3,001,735
	2023	726,445	754,682	287,023	1,176,526	100,009	-	29,118	3,073,803
Christopher DiFrancesco *Vice President, General Counsel and Secretary*	2025	451,400	752,789	-	349,249	-	110,000	29,400	1,692,837
	2024	442,153	600,671	-	439,209	159,996	115,000	29,400	1,786,429
	2023	430,560	603,739	229,622	417,729	80,010	152,000	29,400	1,943,060

Notes:

(1) Mr. Schwartz was paid in U.S. dollars and converted to Canadian dollars based on an average exchange rate for 2025 of $1.3975 to US$1.00. All other NEOs were paid in Canadian dollars. Represents total base salary paid in fiscal year 2025.

(2) The value attributed to the share-based Awards in 2025 of $25.71 was derived from the Telesat Corporation share price on the NASDAQ on date of grant, converted into Canadian dollars and multiplied by the number of Telesat Corporation RSUs and Telesat Corporation PSUs granted. The value attributed to the share-based Awards in 2024 of $10.69 was derived from the Telesat Corporation share price on the NASDAQ on date of grant, converted into Canadian dollars and multiplied by the number of Telesat Corporation RSUs and Telesat Corporation PSUs granted. The value attributed to the share-based Awards in 2023 of $11.89 was derived from the Telesat Corporation share price on the NASDAQ on date of grant, converted into Canadian dollars and multiplied by the number of Telesat Corporation RSUs and Telesat Corporation PSUs granted.

(3) The value attributed to the Option-based Awards in 2023 was calculated using Black Scholes methodology, which results in a value of $6.10 per Option, multiplied by the number of Options granted and was derived from the Telesat Corporation share price on the NASDAQ on date of grant, converted into Canadian dollars, which was $11.89. There were no stock options granted in 2024 and 2025.

(4) These awards were made by the Telesat Human Resources & Compensation Committee following review of Telesat's performance for the applicable year in accordance with the methodology set out under "Principal Elements of Compensation — Annual Bonuses."

(5) These amounts include all other compensation paid to a NEO during the course of the year, including medical insurance coverage, special bonuses, perquisites, tax equalization payments and relocation payments, as applicable.

(6) All compensation paid to Mr. Goldberg is in consideration of his service as President and Chief Executive Officer of Telesat. Mr. Goldberg does not receive compensation for being a director of Telesat.

33

(7) Mr. Tremblay was appointed as Chief Financial Officer of the Company, effective as of October 20, 2025. The compensation figures shown are actual amounts earned in 2025 by Mr. Tremblay since he commenced his role as Chief Financial Officer.

(8) Mr. Brown retired from the Company, effective as of November 21, 2025. The compensation figures shown are actual amounts earned in 2025.

(9) Includes compensation payment reported under All Other Compensation of US$270,000 paid each year in 2023, 2024 and 2025 to Mr. Katz for prior employer equity that would have vested had he not terminated his prior employment to join Telesat.

Performance Graph

The following graph compares the Company's cumulative shareholder return to the S&P/TSX Composite Index on a quarterly basis over the time period November 19, 2021 (being the date the Company's Class A common shares and Class B variable voting shares began trading on the TSX) until December 31, 2025, assuming a reinvestment of any dividends and considering a $100 investment on November 19, 2021.



Cumulative Total Shareholder Return on $100 Investment
November 19, 2021 to December 31, 2025
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
S&P TSX Composite Index
TSX: TSAT
11/19/21
1/19/22
3/19/22
5/19/22
7/19/22
9/19/22
11/19/22
1/19/23
3/19/23
5/19/23
7/19/23
9/19/23
11/19/23
1/19/24
3/19/24
5/19/24
7/19/24
9/19/24
11/19/24
1/19/25
3/19/25
5/19/25
7/19/25
9/19/25
11/19/25

The market price of Telesat Public Shares is subject to fluctuation based on several factors, many of which are outside Telesat's control. These include market perception of the Company's ability to achieve business goals, trading volume of Telesat Public Shares, changes in economic conditions and the financial markets and other general developments in the industry that affect the Company. Accordingly, the Telesat Public Share price and total shareholder return over the measurement period may not be reflective of the Company's financial performance or management's efforts in enhancing shareholder value. For the period since the Company became a reporting issuer, the total compensation of the NEOs is not directly correlated with the trend of the return on investment of the Telesat Public Shares shown in the above graph.

While a significant portion of the compensation of NEOs is performance-based, it is difficult to correlate compensation to the trends shown in the above performance graph. As described in our "Compensation Discussion and Analysis", base salaries are not determined based on share price, benchmarks or a specific formula, but rather are set to be competitive with industry levels and are determined on an individual basis taking into account the scope of the executive officer's responsibilities and their prior experience. Adjustments to base salaries are determined annually by the Board on the recommendation of the Human Resources & Compensation Committee and may be increased based on the executive officer's performance, as well as to maintain market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities. Similarly, annual cash incentive awards are measured with reference to Adjusted EBITDA performance goals for the fiscal year. Total shareholder return and share price are not factored into annual cash incentive awards. Long-term incentives (Telesat Corporation Options, Telesat Corporation RSUs, Telesat Corporation PSUs and Telesat Corporation DSUs) are awarded and vest as described in this

34

35 circular. The price of Telesat Public Shares at the time long-term incentives are awards will influence the number of units granted (in the case of Telesat Corporation RSUs, Telesat Corporation PSUs and Telesat Corporation DSUs) and the number of Telesat Corporation Options granted, along with their exercise price. Once long-term incentives vest, the value that an NEO may realize fluctuates based on the Telesat Public Share price, aligning the interests of NEOs with those of Telesat's shareholders. Employment Agreements We have written employment agreements with each of our NEOs and each executive is entitled to receive compensation established by us as well as other benefits in accordance with plans available to the most senior employees of Telesat. Certain NEOs are, however, entitled to extended health benefits that are not otherwise available to other senior employees of Telesat. Daniel S. Goldberg, President and Chief Executive Officer Mr. Goldberg's employment agreement executed in September 2008 provides for base salary, an annual performance bonus, an annual tax gross up payment (that compensates Mr. Goldberg for the higher taxes he is required to pay in Ontario, Canada as compared to the taxes he would pay if he resided in the United States), health benefits, and participation in the Historic Plans and successor plans. The employment agreement with Mr. Goldberg specifies the amounts or items payable, including severance, to Mr. Goldberg in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Goldberg is conditioned on his execution of a release of claims. If Mr. Goldberg is terminated without cause or resigns with good reason, Mr. Goldberg will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid bonus from the previous year, (iii) a prorated bonus for the year in which termination occurs based on the prior year's bonus, (iv) an amount equal to two and a half times the sum of his base salary and the greater of his Target Bonus (100% of his base salary) and his bonus paid in the previous year, (v) a payment for outplacement services and moving expenses up to US$25,000, and (vi) a monthly payment in lieu of continuing medical coverage for 30 months to ensure Mr. Goldberg can maintain equivalent medical coverage to that which was in place on the date of termination. If Mr. Goldberg is terminated with cause or due to his resignation, Mr. Goldberg will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year. Mr. Goldberg's employment agreement also entitles him to participate in Telesat's defined benefit and supplemental retirement plans. Mr. Goldberg's employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-solicitation and non-competition provisions which are in effect during Mr. Goldberg's employment and for one year following the termination of his employment. In connection with Telesat LEO's financing with the Government of Canada which was announced on September 13, 2024, beginning in February 2025 when Telesat began to draw down on the financing, Mr. Goldberg's base salary will be capped at 75% of his base salary for fiscal year 2023 (subject to annual inflationary adjustments) provided, however, that any reduction in his base salary and consequent reduction in his annual incentive bonus will be replaced with an equivalent amount of equity-based awards.

36 Donald Tremblay, Chief Financial Officer Mr. Tremblay's employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Omnibus Plan. The employment agreement with Mr. Tremblay specifies the amounts or items payable, including severance, to Mr. Tremblay in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Tremblay is conditioned on his execution of a release of claims. If Mr. Tremblay is terminated without cause or resigns with good reason, Mr. Tremblay will be entitled to: (i) his accrued but unpaid base salary, and vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid signing bonus or annual from the previous year, (iii) a prorated bonus based on the average annual bonus paid to him over the previous three years, (iv) continued payment of his base salary and annual bonus, based upon the average annual bonus paid to him over the previous three years for a period of 12 months, (v) a payment for outplacement services and moving expenses, and (vi) a monthly payment in lieu of continuing medical coverage for 12 months. If Mr. Tremblay is terminated with cause or due to his resignation, Mr. Tremblay will be entitled to his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, and (ii) any earned but unpaid bonus from the previous year. Mr. Tremblay's employment agreement also entitles him to participate in Telesat's defined contribution pension plan. Mr. Tremblay's employment agreement also contains customary confidentiality and non-solicitation covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-solicitation and non-competition provisions which are in effect during Mr. Tremblay's employment and for one year following the termination of his employment. In connection with Telesat LEO's financing with the Government of Canada, which was announced on September 13, 2024, the annual base salary for Mr. Tremblay is capped at the 2025 level, subject to annual inflationary adjustments. Andrew Browne, Former Chief Financial Officer Mr. Browne's employment agreement provided for base salary, an annual performance bonus, benefits and participation in the Historic Plans and successor plans. Mr. Browne's employment agreement also contained customary confidentiality and non-solicitation covenants and certain restrictive covenants that continue to apply following the termination of his employment, including non-solicitation and non-competition provisions which were in effect during Mr. Browne's employment and for one year following the termination of his employment. Mr. Browne retired from the Company on November 21, 2025. Michael Schwartz, Senior Vice President, Corporate and Business Development Mr. Schwartz's employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans and successor plans.

37 The employment agreement with Mr. Schwartz specifies the amounts or items payable, including severance, to Mr. Schwartz in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Schwartz is conditioned on his execution of a release of claims. If Mr. Schwartz is terminated without cause or resigns with good reason, Mr. Schwartz will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month's base salary, (iii) any earned but unpaid bonus from the previous year, (iv) a prorated bonus based on the prior year's bonus, (v) an amount equal to two times the sum of his base salary plus the greater of his bonus paid for either of the two previous years, (vi) a payment for outplacement services and moving expenses, and (vii) a monthly payment in lieu of continuing medical coverage for 24 months. If Mr. Schwartz is terminated with cause or due to his resignation, Mr. Schwartz will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month's base salary, and (iii) any earned but unpaid bonus from the previous year. Mr. Schwartz's employment agreement also entitles him to participate in Telesat's 401 (K) retirement plan. Mr. Schwartz's employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Schwartz employment and for the one year following the termination of his employment, respectively. In connection with Telesat LEO's financing with the Government of Canada, which was announced on September 13, 2024, the base salary for Mr. Schwartz was capped at 2023 levels, subject to annual inflationary adjustments. Glenn Katz, Chief Commercial Officer Mr. Katz's employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Omnibus Plan and any successor plans. The employment agreement with Mr. Katz specifies the amounts or items payable, including severance, to Mr. Katz in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Katz is conditioned on his execution of a release of claims. If Mr. Katz is terminated without cause or resigns with good reason, Mr. Katz will be entitled to: (i) his accrued but unpaid base salary, and vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid signing bonus or annual from the previous year, (iii) a prorated bonus based on the prior year's bonus, (iv) an amount equal to a Severance Factor times the sum of his base salary and the greater of his bonus paid for either of the two previous years, (v) a payment for outplacement services and moving expenses, and (vi) a monthly payment in lieu of continuing medical coverage for 6 months. The Severance Factor is 0.5 if termination without cause or resignation with good reason occurs within 5 years of commencement his employment and is equal to 1.0 if it occurs thereafter. If Mr. Katz is terminated with cause or due to his resignation, Mr. Katz will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year. Mr. Katz's employment agreement also entitles him to participate in Telesat's defined benefit and supplemental retirement plans.

38 In connection with Telesat LEO's financing with the Government of Canada, which was announced on September 13, 2024, the base salary for Mr. Katz was capped at 2023 levels, subject to annual inflationary adjustments. Christopher DiFrancesco, Vice President, General Counsel and Secretary Mr. DiFrancesco's employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans and successor plans. The employment agreement with Mr. DiFrancesco specifies the amounts or items payable, including severance, to Mr. DiFrancesco in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. DiFrancesco is conditioned on his execution of a release of claims. If Mr. DiFrancesco is terminated without cause or resigns with good reason, Mr. DiFrancesco will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid bonus from the previous year, (iii) a prorated bonus based on the prior year's bonus, (iv) an amount equal to 12 months base salary plus his bonus, based on his average bonus for the three previous years, and his monthly expense allowance for 12 months, (v) a monthly payment in lieu of continuing group health benefits for 12 months; and (vi) payment for outplacement services. If Mr. DiFrancesco is terminated with cause or resigns without good reason, Mr. DiFrancesco will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year. Mr. DiFrancesco's employment agreement entitles him to participate in Telesat's defined benefit and supplemental retirement plans. Mr. DiFrancesco's employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. DiFrancesco's employment and for one year following the termination of his employment. In connection with Telesat LEO's financing with the Government of Canada, which was announced on September 13, 2024, the base salary for Mr. DiFrancesco is capped at the 2025 level, subject to annual inflationary adjustments.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2025:

Name and Principal Position	Option-based Awards				Shared-based Awards			
	Number of Common Shares underlying unexercised options[1]	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options[1] ($)	Number of Shares that have vested	Number of Shares that have not vested	Market or payout value of share-based awards that have not vested[1] ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel S. Goldberg *President and Chief Executive Officer*	360,442	11.89 to 16.64	April 2032 to May 2033	9,571,686	959	565,087	22,569,575	38,302
Donald Tremblay *Chief Financial Officer*	—	—	—	—	—	6,746	269,414	—
Andrew Browne *Former Chief Financial Officer*	50,368	11.89	May 2033	1,412,822	—	55,712	2,225,137	—
Glenn Katz *Chief Commercial Officer*	68,655	11.89 to 16.64	April 2032 to May 2033	1,823,163	—	104,581	4,176,965	—
Michael Schwartz *Senior Vice President, Corporate & Business Development*	68,655	11.89 to 16.64	April 2032 to May 2033	1,823,163	—	104,581	4,176,965	—
Christopher DiFrancesco *Vice President, General Counsel and Secretary*	54,925	11.89 to 16.64	April 2032 to May 2033	1,458,557	—	83,665	3,341,580	—

Note:

(1) Based on the closing share price per the TSX as of December 31, 2025, which was $39.94.

(2) Andrew Browne, formerly the Chief Financial Officer, retired effective November 21, 2025.

39

40 Incentive Plan Awards — Value Vested or Earned During the Year The following table indicates, for each of our NEOs, a summary of the value of the option-based and share- based awards vested in accordance with their terms during the year ended December 31, 2025: Name and Principal Position Option-Based Awards – Value Vested During the Year ($) Share-Based Awards –Value Vested During the Year ($) Non-equity incentive plan compensation – Value earned during the year ($) Daniel S. Goldberg, President and Chief Executive Officer 3,190,175 10,215,165 — Donald Tremblay, Chief Financial Officer — — — Andrew Browne, Former Chief Financial Officer 759,553 2,329,316 — Glenn Katz Chief Commercial Officer 607,624 1,863,453 — Michael Schwartz, Senior Vice President, Corporate &Business Development 607,624 1,863,453 — Christopher DiFrancesco, Vice President, General Counsel and Secretary 486,122 1,490,762 — Defined Benefits Plan Table Telesat maintains a defined benefit pension plan for certain of its employees, including the NEOs. Benefits under this defined benefit plan are based on the employee's years of service and the plan's benefit formula. Benefits under the defined benefit pension plan are calculated by adding (i) 1/4% of the three-year average of the annual maximum pensionable earnings (which was $71,300 for 2025); and (ii) 2.0% of the three- year average earnings in excess of the annual maximum pensionable earnings. For the purposes of this formula, earnings include the annual salary and 75% of the lesser of actual or target performance inventive for the specific year.

In respect of the NEOs, below is a table related to Telesat's defined benefit plan:

		Annual benefits payable					
Name and Principal Position	**Number of years of credited service**	**At year end[(1)]**	**At age 65**	**Opening present value of defined benefit obligation ($)**	**Compensatory change ($)**	**Non-compensatory change ($)[(2)]**	**Closing present value of defined benefit obligation ($)**
Daniel S. Goldberg, *President and Chief Executive Officer*	19.3	980,000	1,200,000	16,350,000	750,000	160,000	17,260,000
Andrew Browne, *Former Chief Financial Officer*	5.9	159,000	159,000	1,606,000	-	22,000	1,628,000
Glenn Katz *Chief Commercial Officer*	4.2	85,000	114,000	950,000	194,000	20,000	1,164,000
Michael Schwartz, *Senior Vice President, Corporate & Business Development[(3)]*	10.8	249,000	249,000	4,119,000	-	(174,000)	3,945,000
Christopher DiFrancesco *Vice President, General Counsel and Secretary*	17.0	210,000	315,000	3,030,000	110,000	41,000	3,181,000

Notes:

(1) As at December 31, 2025.

(2) Non-compensatory changes include interest on liabilities and impact of any assumption changes. The values shown are estimated based on assumptions and represent entitlements that may change over time.

(3) Mr. Schwartz ceased to accrue service credits under the defined benefits pension plan when he relocated to the US effective Nov 1, 2022. As a US-based Executive he is now participating in the 401(K) plan.

41

42 Defined Contribution Plan Table Telesat maintains a defined contribution pension plan for its employees, including certain NEOs hired after January 2024. The required contribution of the employees enrolled in the defined contribution pension plan equals 4% of their pensionable earnings (annual basic pay). The employer's contributions will match in full the employees' contribution under the required contributions section. In addition to the required contributions employees enrolled in the defined contribution pension plan may, at their discretion, elect to contribute by payroll deductions an additional sum equal to 1%, 2%, 3% or 4%, of their pensionable earnings. For employees whose sum of age and continuous service is less than 35 points, the employer's additional contribution will be 75% of the employees' additional contribution elected. For employees whose sum of age and continuous service is at least 35 points and equal to or less than 55 points, the employer's additional contribution will be 100% of the employees' additional contribution elected. For employees whose sum of age and continuous service is more than 55 points, the employer's additional contribution will be 125% of the employees' additional contribution elected. In respect of the NEOs, below is a table related to Telesat's defined contribution plan: Name and Principal Position Accumulated value at start of the year ($) Compensatory change ($) Non- compensatory change ($) Accumulated value at year end ($) Donald Tremblay(1), — 9,000 6,000 13,000 Chief Financial Officer Note: (1) Mr. Tremblay was hired effective October 20, 2025. Termination and Change of Control Benefits The following table describes the impact of certain events upon the rights of holders of Telesat equity awards under the Omnibus Plan and the terms of participants' employment agreements and grant agreements, including termination for cause, resignation, retirement and termination other than for cause, termination following a change of control, and death or long-term disability, except as may be otherwise determined by the Board in its sole discretion: Event Provisions Termination for cause Immediate forfeiture of all vested and unvested equity awards Resignation, retirement and termination other than for cause Forfeiture of all unvested equity awards and expiry of vested equity awards the earlier of the original expiry date and 90 days after resignation, retirement or termination

Event	Provisions
Termination without cause or resignation for good reason within 12 months following a change of control	Acceleration of all unvested equity awards. Expiry of all equity awards 90 days after termination or resignation
Long-term disability	Forfeiture of all unvested equity awards and expiry of vested equity awards the earlier of the original expiry date and 12 months after date of long-term disability.
Death	Continued vesting of unvested equity awards for a period of 12 months and expiry of equity awards, including those that vest during such 12-month period, the earlier of the original expiry date and 12 months after date of death.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment and other agreements upon the occurrence of certain events, if such events had occurred on December 31, 2025.

Name and Principal Position	Event	Severance[(1)] ($)	Acceleration of equity-based awards[(2)] ($)	Other Payments ($)	Total ($)
Daniel S. Goldberg *President and Chief Executive Officer*	Termination without cause or resignation with good reason	9,811,920	32,179,564	525,157	42,516,641
Donald Tremblay *Chief Financial Officer*	Termination without cause or resignation with good reason	1,329,400	269,435	14,078	1,612,913
Glenn Katz *Chief Commercial Officer*	Termination without cause or resignation with good reason	718,241	6,000,128	78,298	6,796,667
Michael Schwartz *Senior Vice President, Corporate & Business Development*	Termination without cause or resignation with good reason	4,208,657	6,000,128	164,437	10,373,222
Christopher DiFrancesco *Vice President, General Counsel and Secretary*	Termination without cause or resignation with good reason	882,933	4,800,137	116,435	5,799,506

Notes:

(1) Severance payments are calculated based on the base salary and most recent annual bonus we paid to our NEOs.

(2) The value of equity-based awards was determined based upon the closing share price of the Class A Common Shares and Class B Variable Voting Shares on the TSX on December 31, 2025, which was $39.94.

43

DIRECTOR COMPENSATION

Telesat has implemented a director compensation program that attracts and retains global talent to serve on the Board, taking into account the risks and responsibilities of being an effective director. Our objective regarding director compensation is to follow the best practices with respect to retainers and the format and weighting of the cash and equity components of compensation, and the implementation of share ownership guidelines. We believe the selected approaches have helped attract, and will help to attract and retain, strong members for the Board who will be able to fulfil their fiduciary responsibilities without competing interests. The Board, through the Nominating & Corporate Governance Committee, will be responsible for reviewing and approving any changes to the directors' compensation arrangements.

Following best practice, Telesat does not offer a meeting fee for directors. The total non-executive director retainer is deemed to be full payment for the role of director. The exception to this approach would be in the event of a merger or acquisition, or other special circumstance that required more meetings than are typically required, in which case a "special" fee may be granted. Also, an additional retainer premium is provided to the chair and each of the members of the Audit Committee, the Human Resources & Compensation Committee and Nominating & Corporate Governance Committee, as well as the lead director, to the extent one is appointed, to reflect the additional time commitment, level of responsibility and skills required in such role.

The fee schedule for Telesat's non-executive directors is as follows:

Type of Fee	Position	Amount(1)
Board Retainer	Board Member	$75,000 $125,000 Telesat Corporation DSU Award(2)
Committee Retainer	Audit Committee Chair Audit Committee Member Human Resources & Compensation Committee Chair Human Resources & Compensation Committee Member Nominating & Corporate Governance Committee Chair Nominating & Corporate Governance Committee Member	$25,000 $10,000 $15,000 $7,500 $15,000 $7,500
Meeting Fees	Board and Committee Meetings	Nil

Notes:

(1) Fees are paid in cash unless otherwise noted and subject to a non-executive director's right to elect receive Telesat Corporation DSUs in lieu of cash.

(2) Represents the portion of the directors' annual retainer initially taken as Telesat Corporation DSUs. Any non-executive director may elect to receive up to 100% of their annual retainer in the form of Telesat Corporation DSUs in lieu of cash. All DSU awards are payable upon cessation of membership on the Board.

44

The table below shows compensation earned by directors for the financial year ended December 31, 2025.

Name	Fees earned ($)	Share-based Awards ($)	Option-Based Awards ($)	Non-equity incentive plan compen-sation ($)	Pension Value ($)	All Other Compen-sation ($)	Total ($)
Mr. Michael Boychuk	100,000	125,091	N/A	N/A	N/A	N/A	225,091
Ms. Jane Craighead	N/A	232,590	N/A	N/A	N/A	N/A	232,590
Mr. Richard Fadden	82,500	125,091	N/A	N/A	N/A	N/A	207,591
Mr. Daniel Goldberg[(1)]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Henry Intven	100,000	125,091	N/A	N/A	N/A	N/A	225,091
Mr. David Morin[(2)]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Mark H. Rachesky	N/A	215,072	N/A	N/A	N/A	N/A	215,072
Mr. Guthrie Stewart	82,500	125,091	N/A	N/A	N/A	N/A	207,591
Mr. Michael B. Targoff	N/A	200,064	N/A	N/A	N/A	N/A	200,064
Ms. Janet Yeung	N/A	200,064	N/A	N/A	N/A	N/A	200,064

Notes:

(1) Mr. Goldberg is the Chief Executive Officer of Telesat and receives no compensation in his capacity as a director of Telesat.

(2) Mr. Morin is an employee of PSP Investments. In accordance with PSP Investments policy, PSP Investments' nominees on the Board who are employees of PSP Investments are not eligible to receive Telesat Corporation DSUs or director fees.

Outstanding Share-Based Awards

The following table sets out information concerning the share-based awards granted to our directors outstanding as at December 31, 2025:

		Option-based Awards			Share-based Awards		
Name	Number of Common Shares underlying unexercised options[(1)]	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of Shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)[(2)]
Mr. Michael Boychuk	N/A	N/A	N/A	N/A	N/A	N/A	1,002,334
Ms. Jane Craighead	N/A	N/A	N/A	N/A	N/A	N/A	1,414,675
Mr. Richard Fadden	N/A	N/A	N/A	N/A	N/A	N/A	1,002,334
Mr. Daniel Goldberg[(1)]	N/A	N/A	N/A	N/A	N/A	N/A	N/A

45

46 Option-based Awards Share-based Awards Name Number of Common Shares underlying unexercised options(1) Option exercise price ($) Option expiration date Value of unexercised in-the- money options ($) Number of Shares that have not vested Market or payout value of share- based awards that have not vested ($) Market or payout value of vested share- based awards not paid out or distributed ($)(2) Mr. Henry Intven N/A N/A N/A N/A N/A N/A 1,002,334 Mr. David Morin N/A N/A N/A N/A N/A N/A N/A Dr. Mark H. Rachesky N/A N/A N/A N/A N/A N/A 1,585,378 Mr. Guthrie Stewart N/A N/A N/A N/A N/A N/A 1,002,334 Mr. Michael B. Targoff N/A N/A N/A N/A N/A N/A 1,488,164 Ms. Janet Yeung N/A N/A N/A N/A N/A N/A 756,503 Notes: (1) Mr. Goldberg is the Chief Executive Officer of Telesat and receives no compensation in his capacity as a director of Telesat. (2) The value of equity-based awards was determined based upon the closing share price of the Class A Common Shares and Class B Variable Voting Shares on the TSX on December 31, 2025, which was $39.94. Director Share Ownership Guidelines We have implemented director share ownership guidelines for directors to further align the interests of such directors with those of our Shareholders. The ownership guidelines establish minimum equity ownership levels for each of our directors based on a multiple of their annual Board retainer. Such directors are expected to meet the prescribed ownership levels within five years of the later of (i) completion of the Transaction and (ii) the date of their appointment to the Board. Common shares and the value of Telesat Corporation DSUs and any other equity-based awards will be included in determining an individual's equity ownership value. As of 2025, the ownership guideline for these directors is 5x their annual Board cash retainer. Details of the Omnibus Long-Term Incentive Plan The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution, provided, however, that with the Board's prior written consent and subject to certain conditions as the Board may stipulate, Telesat Corporation Options may be transferred or assigned by a participant to a participant's family or retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant. The Omnibus Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of our shares, share split or consolidation, distribution, merger, arrangement or amalgamation, in the Telesat Public Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Omnibus Plan.

47 The maximum number of Telesat Public Shares reserved for issuance under our Omnibus Plan is currently 5,017,401 Telesat Public Shares, which represents 9.8% of the aggregate number of Telesat Corporation Shares issued and outstanding as at December 31, 2025, on a diluted basis assuming the exchange of all Exchangeable Units into Telesat Corporation Shares (not including any awards outstanding under the Historic Plans). For the purposes of calculating the maximum number of Telesat Public Shares reserved for issuance under the Omnibus Plan and the Historic Plans, any issuance from treasury by Telesat that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Telesat shall not be included. All of the Telesat Public Shares covered by Awards that are exercised or settled in cash or cancelled or terminated will again become available Telesat Public Shares for the purposes of Awards that may be subsequently granted under the Omnibus Plan. The maximum number of Telesat Public Shares that are: (i) issued to insiders of Telesat within any one- year period; and (ii) issuable to insiders of Telesat at any time, in each case, under the Omnibus Plan alone, or when combined with all of Telesat's other security-based compensation arrangements cannot exceed 10% of the aggregate number of Telesat Corporation Shares issued and outstanding from time to time, on a diluted basis assuming the exchange of all Exchangeable Units into Telesat Corporation Shares. The total annual grant to any one non-employee director under all share compensation arrangements shall not exceed an aggregate grant value of $100,000 in Options and $150,000 in equity, other than with respect to any Telesat Corporation DSUs granted to a non-employee director in lieu of their cash retainer. The Omnibus Plan does not provide for a maximum number of shares which may be issued to an individual, other than an insider, pursuant to the Omnibus Plan and any other share compensation arrangement (expressed as a percentage or otherwise). Unless the Board determines otherwise at the time of grant or issuance of the Award, when normal cash dividends (other than stock dividends) are paid on Telesat Public Shares, participants shall receive additional Telesat Corporation DSUs, Telesat Corporation RSUs and/or Telesat Corporation PSUs, as applicable as of the dividend payment date ("Dividend Share Units"). Dividend Share Units granted to a participant in accordance with the Omnibus Plan shall be subject to the same vesting conditions and settlement terms as applicable to the related Telesat Corporation DSUs, Telesat Corporation RSUs and/or Telesat Corporation PSUs in accordance with the respective award agreement. In connection with a change of control event of Telesat, the Board may take such action as the Board in its sole discretion considers appropriate in the circumstances, including, without limitation, (i) changing the vesting or manner of settlement of any Award, (ii) changing the expiry date or term of any Award, (iii) providing for the substitution or replacement of Awards, including with awards of the surviving entity, or (iv) providing for the cancellation of Awards, provided that all Awards to be so cancelled will first vest and become exercisable prior to such change of control event in accordance with the provisions of the Omnibus Plan. The Board may, in its sole discretion, suspend or terminate the Omnibus Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Omnibus Plan or of any Award granted under the Omnibus Plan and any grant agreement relating thereto, subject to compliance with applicable law and any required shareholder, regulatory and/or NASDAQ, and, if applicable the TSX, approval, provided that any such amendment or revision may not materially adversely affect the rights of a participant under the Omnibus Plan without such participant's consent.

48 Pursuant to the terms of the Omnibus Plan, shareholder approval is not required for the following amendments, and the Board may make any amendments to the Omnibus Plan or to any Awards from time to time which may include but are not limited to: any amendment to the vesting provisions, if applicable, or assignability provisions of Awards; any amendment regarding the effect of termination of a participant's employment, engagement, contract or office; any amendment which accelerates the date on which any Award may be exercised under the Omnibus Plan; any amendment to the definition of persons eligible to be participants under the Omnibus Plan; any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance, or clawback and any amendment to a cash-settled award, financial assistance, dividend equivalent or clawback provision which is adopted; any amendment necessary to comply with applicable law or the requirements of the NASDAQ, and, if applicable the TSX, or any other regulatory body; any amendment of a "housekeeping" nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend certain definitions in the Omnibus Plan; any amendment regarding the administration of the Omnibus Plan; and any other amendment that does not require the approval of shareholders pursuant to the amendment provisions of the Omnibus Plan, provided that the alteration, amendment or variance does not: (i) increase the maximum number of Telesat Public Shares issuable under the Omnibus Plan, other than an adjustment pursuant to a change in capitalization; (ii) reduce the exercise price or purchase price, as applicable, of Awards; (iii) extend the expiration date of an Award benefitting an insider, except in the case of an extension due to a black-out period; (iv) remove or exceed the insider participation limits; (v) permit the transferability or assignability of Awards, except as otherwise provided in the Omnibus Plan; or (vi) amend the amendment provisions of the Omnibus Plan. Pursuant to the terms of the Omnibus Plan, shareholder approval is required for the following amendments: any amendment to increase in the maximum number of Telesat Public Shares that may be issuable pursuant to Awards granted under the Omnibus Plan other than an adjustment in the event of any stock dividend, stock split, combination or exchange of Telesat Public Shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company's assets to Shareholders, or any other change in the Telesat Public Shares;

49 any amendment that causes a (i) reduction in the exercise price or purchase price (in respect of the settlement of Telesat Corporation RSUs, Telesat Corporation PSUs and/or Telesat Corporation DSUs) of an Award, as applicable, (ii) extension of the term of an Award, including the expiry date of an Option, benefitting an insider, except in case of an extension due to a black-out period, or (iii) amendment providing for the cancellation and reissue of Awards, other than an adjustment in the event of any stock dividend, stock split, combination or exchange of Telesat Public Shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company's assets to shareholders, or any other change in the Telesat Public Shares; any amendment to remove or to exceed the insider participation limit set out in the Omnibus Plan; any amendment which would permit Options to be transferable or assignable other than by will or the laws of descent and distribution (provided that Options may be transferred or assigned by a participant to a Permitted Assign (as defined in the Omnibus Plan) with the Board's prior written consent and subject to such conditions as the Board may stipulate; and any amendment to the sections dealing with which amendments require the approval of shareholders. Burn Rate The annual burn rate for the Omnibus Plan, for Fiscal 2024 and 2025, expressed as a percentage and calculated by dividing the number of equity awards granted during the financial year by the weighted average number of Telesat Corporation Shares and Exchangeable Units outstanding is 1.9% and 1.0%, respectively. The burn rate for Fiscal 2025 set forth below does not contemplate any awards made between January 1, 2026, and the date of this Information Circular. Burn rate 2025 (%) 2024 (%) Number of equity awards granted /Basic weighted average number of Telesat Corporation Shares, Exchangeable Units and other securities outstanding at year end 511,924 / 53,246,915 = 1.0% 992,810 / 53,115,917 = 1.9% Equity Interests Subject to the Omnibus Long-Term Incentive Plan and Historic Plans The Omnibus Plan reserved a certain number of Telesat Public Shares for issuance. The maximum number of Telesat Public Shares reserved for issuance under our Omnibus Plan is 5,017,401 Telesat Public Shares, which represents 9.8% of the aggregate number of Telesat Corporation Shares issued and outstanding as at December 31, 2025, on a diluted basis assuming the exchange of all Exchangeable Units into Telesat Corporation Shares (not including any awards outstanding under the Historic Plans). During 2025, Telesat granted 260,883 Telesat Corporation RSUs, 208,312 Telesat Corporation PSUs and 42,729 Telesat Corporation DSUs. As at April 15, 2026, 648,791 stock options, 450,268 Telesat Corporation RSUs, 406,349 Telesat Corporation PSUs and 247,788 Telesat Corporation DSUs are issued and outstanding under the Omnibus Plan. As at April 15, 2026, there are 49,526 Telesat Corporation Options issued and outstanding under the Historic Plans. No further equity awards will be granted under the Historic Plans.

50 INDEBTEDNESS OF DIRECTORS AND OFFICERS None of the proposed directors or executive officers of the Company are indebted to the Company. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS The following table shows information, as at December 31, 2025, on the equity compensation plans under which shares are authorized for issuance. Plan Category Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) Weighted-average exercise price of outstanding options, warrants and rights ($) (b) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) Equity compensation plans approved by securityholders Historical plans 49,526 stock options 71.33 — Omnibus Long-Term Incentive Plan 699,159 stock options 707,466 restricted share units 530,056 performance share units 232,163 deferred share units 13.28 — — — 2,055,209(1) Equity compensation plans not approved by securityholders — — — Total 2,218,370 17.12 2,055,209 Note: (1) This figure represents 13.8% of the aggregate number of Telesat Corporation Shares issued and outstanding as at December 31, 2025 (or 4.0%, assuming the exchange of all Exchangeable Units into Telesat Corporation Shares). For more information on the material features of our equity-based compensation plans, see "Equity Interests Subject to the Historic Plans" and "Omnibus Long-Term Incentive Plan" above. STATEMENT OF GOVERNANCE PRACTICES Capitalized terms note otherwise defined in this Statement of Governance Practices have the meanings ascribed to such term in the "Glossary" attached to this Information Circular at Appendix A. Composition of the Board of Directors Under the Telesat Corporation Articles and the Investor Rights Agreements, for so long as either PSP Investments or MHR (or, if applicable, a person to whom PSP Investments or MHR has delegated its right to designate directors to the Board under the Telesat Corporation Articles), is a 5% Holder, the Board will consist of ten directors, unless a change to the number of directors of the Board is approved by a majority of the Specially Designated Directors then in office (in addition to being approved by PSP Investments or

51 MHR as required under their respective Investor Rights Agreements and the Telesat Corporation Articles, if applicable). The Board, as constituted, includes the Chief Executive Officer of Telesat Corporation, three directors designated by PSP Investments and its affiliates, three directors designated by MHR and its affiliates, and three independent directors who are unaffiliated with MHR and PSP Investments designated by the Nominating & Corporate Governance Committee, each of whom must qualify as a Specially Designated Director. Thereafter, the number of directors shall be set by resolution of the shareholders or as adjusted by the Board from time to time, subject to the provisions of the BCBCA. Approval of the Board is required for the appointment of three of the designees proposed by the Nominating & Corporate Governance Committee, though until the Special Board Date, such approval is not to be unreasonably withheld and approval of at least a majority of the Specially Designated Directors then in office, not to be unreasonably withheld, will also be required. Pursuant to the Investor Rights Agreements, if PSP Investments or MHR, respectively, decreases their respective aggregate ownership of Telesat Corporation Shares and Exchangeable Units at any time such that it owns less than 25%, 15% or 5%, respectively, of all of the issued and outstanding Telesat Corporation Shares and Exchangeable Units as of the completion of the Transaction, the number of directors which such party is entitled to designate to the Board will decrease to two, one and zero, respectively. The number of independent directors that the Nominating & Corporate Governance Committee may designate to the Board will be increased by one each time the number of designees PSP Investments or MHR (or, if applicable, a person to whom PSP Investments or MHR has delegated its right to designate directors to the Board under the Telesat Corporation Articles) is entitled to designate is reduced by one, until there are no such designees. In general, such independent directors must be Canadian. Directors of Telesat Corporation may only be removed with an affirmative vote of at least 75% of the votes attached to the outstanding Telesat Corporation Shares and Special Voting Shares, voting together as a single class. However, if PSP Investments or MHR (or one of its respective assignees, if applicable) provides written notice to Telesat Corporation that one of the directors that it had designated to the Board will resign, the delivery of such notice will be deemed such designator's resignation. Such resignation will be effective immediately upon receipt of such written notice by Telesat Corporation without consent or acceptance of the Board or any of its shareholders. The Board has established three committees in accordance with the terms of the Telesat Corporation Articles: the Audit Committee, the Nominating & Corporate Governance Committee, and the Human Resources & Compensation Committee (each as defined below). See the remainder of this section and "— Committees of our Board of Directors" for a further description of the committees. Canadian Director and Committee Member Requirements The Telesat Corporation Articles include certain requirements of directors of Telesat Corporation, so Telesat Corporation may maintain its status as a Canadian (for the purposes of this section, as defined in the Investment Canada Act) controlled entity. These requirements include that, prior to the occurrence of an Unwind Trigger, at least a majority of the Board be comprised of directors who are both (i) Canadian (as defined in the Investment Canada Act) and (ii) nominated for election by either: (x) the Nominating & Corporate Governance Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian.

52 Additionally, until the occurrence of an Unwind Transaction, at least a majority of the directors serving on each of the Audit Committee, the Nominating & Corporate Governance Committee, the Human Resources & Compensation Committee and any other committee formed in accordance with the Board, is required to be both (i) Canadian and (ii) nominated for election by either: (x) the Nominating & Corporate Governance Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a Shareholder who is Canadian; provided that no committee member designated by MHR (or its assignee, if applicable) shall be required to be Canadian. Nomination Rights of Principal Shareholders As described above, under the Investor Rights Agreements, Telesat Corporation's principal shareholders, namely PSP Investments and MHR and their affiliates, are each granted a right to nominate three directors to the Board. Further, so long as the applicable principal shareholder has the right to designate at least one director to the Board, it will have the right, though not the obligation, to select one of the directors it designated to the Board to serve on or be an observer to Telesat Corporation's Audit Committee, Human Resources & Compensation Committee, and Nominating & Corporate Governance Committee or any other committee which may be formed in accordance with Telesat Corporation's Articles (provided that the mandate of such committee is not solely to consider any contract or transaction between Telesat Corporation and the applicable principal shareholder or any of its affiliates). Pursuant to the Investor Rights Agreements, PSP Investments and MHR agree, among other things, to not (i) call or knowingly facilitate the calling of a special meeting of the shareholders of Telesat Corporation or the partners of Telesat Partnership for the purpose of the election or removal of any directors of Telesat Corporation or amendments to the Telesat Corporation Articles or the Partnership Agreement, (ii) initiate proposals for action by the shareholders of Telesat Corporation or the partners of Telesat Partnership for the purpose of the election or removal of any directors of Telesat Corporation or amendments to the Telesat Corporation Articles or the Partnership Agreement or (iii) request that Telesat Corporation or the Board take any action that is inconsistent with the foregoing. The Investor Rights Agreements allow each of PSP Investments and MHR to transfer its respective right to designate one member of the Board to a third party if the applicable principal shareholder transfers an amount of Telesat Public Shares, Class C Shares, Exchangeable Units or any right or security that is exercisable for, convertible into or exchangeable for Telesat Corporation Shares representing (i) at least 9.9% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis as of the completion of the Transaction and (ii) at least 5% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis at the time of such transfer. The acquirer's right to designate one member to the Board will terminate upon the date that such acquirer holds Telesat Corporation Shares, Exchangeable Units or any right or security that is exercisable for, convertible into or exchangeable for Telesat Corporation Shares representing less than 5% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis. Telesat Corporation agrees to take certain actions to reasonably cooperate with PSP Investments and/or MHR to facilitate a sale of PSP Investments' or MHR's Telesat Corporation Shares or Exchangeable Units, as applicable, to a third party, at PSP Investments' and/or MHR's sole cost and expense, for so long as PSP Investments or MHR, as applicable, beneficially owns at least 10% of the Telesat Corporation Shares or Exchangeable Units on a fully diluted basis. Additional negotiated rights of PSP Investments and MHR are contained in the Telesat Corporation Articles and Partnership Agreement, and are discussed under "Description of Share Capital and Voting Structure."

53 Director Independence Pursuant to NASDAQ Rule 5605, an "independent director" means a person other than an executive officer or employee of the company to whose board they are appointed to or any other individual having a relationship which, in the opinion of such company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the NASDAQ Marketplace Rules contain certain "bright-line" tests of independence that a board of directors must consider before making a determination of independence. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 — Audit Committees of the securities commissions and similar regulatory authorities in all of the provinces and territories in Canada ("NI 52-110"). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with Telesat which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Board has determined that all of the members of the Board, other than Daniel S. Goldberg, representing one of its ten directors, are "independent" within the meaning of NI 58-101 and NASDAQ Rule 5605. Telesat's Chief Executive Officer, Daniel S. Goldberg, is not independent as a result of his position with Telesat Corporation. Pursuant to the Telesat Corporation Articles, the Board must also include three Specially Designated Directors for so long as either PSP Investments or MHR (or either of their respective affiliates) has the right to designate at least one director to the Board pursuant to their respective Investor Rights Agreements, as described above under "Statement of Governance Practices — Composition of the Board and Committees." A "Specially Designated Director" is a director who (i) is initially designated as a Specially Designated Director or is nominated as a Specially Designated Director by the Nominating & Corporate Governance Committee (or, for purposes of Telesat Corporation's annual meeting of shareholders to be held in calendar year 2026, a subset thereof) and not designated to the Board by either PSP Investments or MHR, (ii) (x) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public Shares are listed, (y) is "independent" of Telesat Corporation within the meaning of NI 52-110 and (z) is "independent" of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the United States Securities Exchange Act of 1934, (iii) is not an affiliate or associate of MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates), (iv) together with such person's immediate family and affiliates, has not received compensation or payments from MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates) in any of the past three years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors fees, and (v) is Canadian (as defined in the Investment Canada Act). Director Term Limits and Other Mechanisms of Board Renewal The Board has not adopted director term limits or other automatic mechanisms of renewal of its members. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating & Corporate Governance Committee of the Board will seek to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for Telesat Corporation's overall stewardship. The Nominating & Corporate Governance Committee also is expected to conduct an annual assessment of the Board, each committee, the Chair, each committee chair and each director regarding their effectiveness, efficiency and performance, and to report evaluation results to the Board. See also "— Nominating & Corporate Governance Committee" and "— Diversity Policy".

54 Meetings of Independent Directors and Conflicts of Interest The Board holds regularly scheduled meetings, as well as ad hoc meetings from time to time. The independent members of the Board meet regularly, and upon any member's request without the non- independent directors and members of management, and as may be required by NASDAQ or, if applicable, TSX listing standards from time to time. The Board has appointed an independent chair of the Board (the "Chair"). In 2025, the independent members of the Board met without the non-independent directors and management 4 times. To the extent that Telesat Corporation does not have an independent Chair, it will arrange for the appointment of a lead director (the "Lead Director") whose responsibilities will be to ensure that the directors who are independent have opportunities to meet without management and non-independent directors present, as required, and to provide leadership for the independent directors on the Board. To the extent required, a Lead Director will be appointed and replaced from time to time by a majority vote of the directors who are independent, provided that such Lead Director is and will be at all times an independent director (as determined under the NASDAQ rules and NI 58-101). The Board will adopt a written position description for a Lead Director, to the extent one is appointed, which provides, among other things, that the Lead Director will be responsible for: (a) providing leadership to ensure that the Board functions independently of management of Telesat Corporation, (b) providing leadership to foster the effectiveness of the Board, (c) suggesting items of importance for consideration on the agenda for Board meetings, (d) chairing each board meeting, or the portion thereof, at which only independent directors are present, as may be required from time to time, (e) ensuring that the independent directors have the opportunity to meet separately in camera, without non-independent directors and senior executives present, (f) working with the Chair and the Chief Executive Officer to enhance the effectiveness and performance of the Board, as well as the committees and individual directors of the Board, and (g) performing additional duties as requested by the Board. Conflicts of Interest and Related Party Transactions Certain of our directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with Part 5 — Division 3 — Conflicts of Interest under the BCBCA, in the event that a director or senior officer (i) has a material interest in a contract or proposed contract or transaction that is material to an issuer or (ii) is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction (a "disclosable interest"), the director or senior officer shall disclose his or her disclosable interest in such contract or transaction and the director shall refrain from voting on any matter in respect of such contract or transaction, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and applicable internal corporate governance or polices of the Board, as applicable. The Nominating & Corporate Governance Committee assists the Board in relation to related party transactions and other matters involving conflicts of interest unless such matters are within the mandate of the Company's Audit Committee. The Audit Committee establishes and periodically reviews the Company's policies and procedures for reviewing and approving or ratifying related party transactions. The Company has adopted a written Code of Ethics which provides that all members of senior management (defined therein as the CEO and direct reports of the CEO) of the Company and the Board shall disclose to the CFO or CEO any material proposed transaction, including related party transactions, or a relationship that could be expected to give rise to a conflict. The CFO or CEO will coordinate with the General Counsel to notify the Audit Committee, as may be necessary. No action may be taken with respect to such transaction

55 or party unless and until such action has been approved by the Board or a duly authorized committee of the Board. A copy of the Code of Ethics can be obtained on the Company's website at www.telesat.com. Quorum A quorum at any meeting of the Board consists of a majority of the directors then in office. Until the Special Board Date, such quorum will also require a majority of the Specially Designated Directors then in office. Further, prior to the occurrence of an Unwind Trigger, a quorum will also require that a majority of the members of the Board present must be comprised of directors who are both (i) Canadian (for the purposes of this section, as defined in the Investment Canada Act) and (ii) nominated for election by either: (x) the Nominating & Corporate Governance Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian. A director holding a disclosable interest in a contract or transaction to be considered at a meeting, if present at the meeting, is to be counted in a quorum notwithstanding such director's interest. Majority Voting Policy In accordance with the requirements of the TSX, the Board has adopted a "Majority Voting Policy" that will require a nominee for election as a director who does not receive a greater number of votes "for" than votes "withheld" with respect to the election of directors by shareholders to tender a resignation to the Chair promptly following the applicable meeting of shareholders. Under the terms of the Majority Voting Policy, our Nominating & Corporate Governance Committee will be required to consider such resignation and make a recommendation to the Board on whether such resignation should be accepted. The Majority Voting Policy requires that the Board shall promptly accept the resignation unless it determines, in consultation with the Nominating & Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will be required to make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not be permitted to participate in any meeting of the Board or the Nominating & Corporate Governance Committee at which the resignation is considered. Diversity Policy The members of the Board and Telesat Corporation's executive team have varying backgrounds and expertise and were selected or nominated, both by Telesat Corporation and by MHR and PSP Investments (pursuant to the terms of the Investor Rights Agreements further described herein), on the belief that Telesat Corporation and its stakeholders will benefit from a broad range of talent and cumulative experience. As a result, Telesat Corporation has not adopted a formal written policy with respect to board diversity, and in particular gender diversity. However, Telesat Corporation is committed to increasing diversity on the Board and has set a goal of having women represent at least 30% of the members of the Board. Following the Meeting, and assuming that all director nominees are elected, two of Telesat Corporation's ten directors (or 20% of the Board) will be women and one of the four directors nominated by Telesat Corporation (or 25%) will be a woman. While Telesat Corporation believes that the current composition of the Board is highly effective, Telesat Corporation is mindful of the benefits that increased diversity on the Board and in the executive team can bring to Telesat Corporation, including enhanced performance, effectiveness, and decision-making abilities. To this end, in searches for new candidates, as one of several factors, Telesat Corporation considers the level of diversity, including female representation, on the Board and in executive officer roles. Further, Telesat Corporation continuously monitors the level of female representation and seeks to recruit qualified female candidates as part of its overall recruitment and selection process to fill openings, as the need arises,

56 through vacancies, growth or otherwise. Consistent with the Corporation Governance Guidelines, the Nominating & Corporate Governance Committee must take into account a variety of criteria, including skills, qualifications, experience and diversity, with consideration to the level of representation of women and other diverse candidates, when identifying, reviewing and evaluating candidates to serve as directors and executive officers of Telesat Corporation. Further, the Board may identify for the Nominating & Corporate Governance Committee certain business, financial, industry, diversity or other general attributes desirable in any of such persons, and request that the Nominating & Corporate Governance Committee (i) nominate a candidate for election at the next meeting of shareholders, or (ii) fill an actual or anticipated vacancy on the Board, in each case, with an individual who has such attributes and who is approved in accordance with the Telesat Corporation Articles and, in each case, the Nominating & Corporate Governance Committee shall use its reasonable efforts to comply with any such requests. The Board will also continue to assess, on an annual basis, whether a formal diversity policy is necessary in order to retain and recruit the best candidates for available openings. Orientation and Continuing Education The Board conducts an orientation program for new directors under which a new director will meet with the Chair, members of senior management and Telesat Corporation's secretary. New directors will be provided with comprehensive orientation and education as to the nature and operation of Telesat Corporation and its business, the role of the Board and its committees, and the contribution that an individual director is expected to make. The Nominating & Corporate Governance Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of Telesat Corporation's business and operations remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee's mandate. Position Descriptions The Board has adopted a written position description for the Chair, setting out the Chair's key responsibilities, including, among others, duties relating to setting meeting agendas for the Board, chairing board and shareholder meetings of Telesat Corporation, director development and communicating with shareholders and regulators. The Board has adopted a written position description for each of the committee chairs, which sets out such committee chair's key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the committee and management to ensure, to the greatest extent possible, the effective functioning of the committee. The Board has adopted a written position description for Telesat Corporation's Chief Executive Officer, setting out its key responsibilities, including, among others, duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to the Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to the Board for consideration and supervising day-to-day management and communicating with shareholders and regulators. Mandate of the Board The Board is responsible for supervising the management of the business and affairs of Telesat Corporation, including providing guidance and strategic oversight to management. The Board has adopted a formal mandate, set forth at Appendix "B", that includes the following:

- selecting, appointing and supervising the Chief Executive Officer and approving the compensation of the Chief Executive Officer;

- taking steps to satisfy itself as to the integrity of the Chief Executive Officer and other senior executive officers and that the Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization;

- adopting a strategic planning process and approving management's strategic and business plans; and

- risk identification and ensuring that procedures are in place for the management of those risks.

The following table shows meeting attendance records for all Directors from January 1, 2025 to December 31, 2025.

Name of Director	Board	Audit Committee	Nominating & Corporate Governance Committee	Human Resources & Compensation Committee
Michael Boychuk	6/6	4/4	N/A	N/A
Jane Craighead	6/6	4/4	1/1	2/2
Richard Fadden	5/6	N/A	1/1	N/A
Daniel Goldberg	6/6	4/4	1/1	N/A
Henry Intven	6/6	4/4	1/1	N/A
David Morin	6/6	N/A	1/1	N/A
Mark H. Rachesky	6/6	N/A	1/1	2/2
Guthrie Stewart	6/6	N/A	N/A	2/2
Michael Targoff	6/6	N/A	N/A	N/A
Janet Yeung	6/6	N/A	N/A	N/A

Directors' Service Contracts

There are no directors' service contracts with Telesat Corporation or any of its subsidiaries providing for benefits upon termination of employment. One of our directors, Daniel S. Goldberg, also serves as Chief Executive Officer of Telesat Canada. For information regarding the benefits upon termination of employment contained in his employment agreement, see Employment Agreements, Termination and Change of Control Benefits — Daniel S. Goldberg, President and Chief Executive Officer.

Committees of our Board of Directors

Under the Telesat Corporation Articles, in addition to the three committees described below, and subject to the rights of PSP Investments and MHR contained in their respective Investor Rights Agreements, prior to both the Special Board Date and the Unwind Trigger, the Board may establish additional committees of Telesat Corporation with the approval of a majority of the Specially Designated Directors then in office. Prior to the occurrence of an Unwind Trigger, at least a majority of the members of each committee must

57

58 meet the requirements to maintain Telesat Corporation's status as a Canadian controlled entity described above under "Statement of Governance Practices — Canadian Director and Committee Member Requirements." Subject to the rights of PSP Investments and MHR contained in their respective Investor Rights Agreements and the rights of the Specially Designated Directors provided in the Telesat Corporation Articles, each as described above, the Board has the ability to change the membership of, or fill vacancies in, or appoint members or observers to, any of its committees. The members of the Board may delegate to a new committee any of their powers, other than: the power to fill vacancies in the Board, the power to change the membership of (or fill vacancies in) any committee of the Board, the power to declare dividends or other distributions to the Telesat Corporation's shareholders, the power to appoint or remove officers appointed by the Board and, subject to limited exceptions, the power to issue securities of Telesat Corporation. However, such delegation requires the approval of a majority of all of the directors then in office, which must include at least one designee appointed by PSP Investments, if one is serving, at least one designee appointed by MHR, if one is serving, and one Specially Designated Director, for so long as either PSP Investments or MHR is a 5% Holder. Audit Committee The Audit Committee must be comprised of at least three members, including at least one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Board pursuant to its Investor Rights Agreement, and one Specially Designated Director. The Audit Committee is comprised of Michael Boychuk, Jane Craighead and Henry Intven. Michael Boychuk serves as the chair of the Audit Committee. Except for Mr. Boychuk as the first chair of the Audit Committee, the chair of the Audit Committee is required to be a Specially Designated Director. All members of the Audit Committee are persons determined by the Board to be both independent directors and financially literate within the meaning of NI 52-110. Each of the Audit Committee members has understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The Board has adopted a written charter attached to this Information Circular at Appendix "C" setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with NI 52-110 and NASDAQ Rule 5605(c)(1). The Audit Committee assists the Board in fulfilling its oversight of: the integrity of Telesat Corporation's financial statements and related information; Telesat Corporation's compliance with applicable legal and regulatory requirements; the independence, qualifications and appointment of Telesat Corporation's auditor; risk management and internal control over financial reporting and disclosure controls and procedures; and the administration, funding and investment of Telesat Corporation's pension plans and pension fund. The Audit Committee is also responsible for:

59 appointing, compensating, retaining and overseeing the work of Telesat Corporation's principal accounting firm; establishing procedures for (a) the receipt, retention and treatment of complaints received by Telesat Corporation regarding accounting, internal controls or auditing matters and (b) confidential, anonymous submission of complaints by employees regarding questionable accounting or auditing matters; pre-approving all engagements for permitted non-audit services provided by Telesat Corporation's auditor to Telesat Corporation; and reviewing with management and recommending to the Board for approval, the annual consolidated financial statements of Telesat Corporation. Pursuant to its charter, the Audit Committee has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist it in the performance of its functions. External Auditor Service Fee For the year ended December 31, 2025 ("Fiscal 2025") and the year ended December 31, 2024 ("Fiscal 2024"), Telesat, including some of our subsidiaries, incurred the following fees by its external auditor, Deloitte: (in thousands of Canadian dollars) Fiscal 2025 Fiscal 2024 Audit fees(1) $ 4,348 $ 3,886 Audit-related fees(2) 244 260 Tax fees(3) 172 112 All other fees(4) 4 4 Total fees paid $ 4,768 $ 4,262 Notes: (1) Audit fees were for professional services rendered by Deloitte for the audit of Telesat's annual financial statements and for the reviews of its quarterly financial statements for the year ended December 31, 2025 and 2024 and Telesat LEO ULC's annual financial statements for the year ended December 31, 2024. (2) The audit related fees for both periods also include fees for the compliance audits related to Telesat LEO ULC, audits of Telesat Canada's pension plans, the French translation of the financial statements and for other miscellaneous audits. (3) The 2025 and 2024 tax fees include amounts related to Scientific Research & Experimental Development tax credit services and other tax services. (4) The 2025 and 2024 other fees related to access to on-line accounting research services. The Audit Committee must approve all audit, audit-related and permitted non-audit services to be provided by Deloitte and their related fees. Fees related to the annual audits of Telesat Corporation's consolidated financial statements are specifically approved by the Audit Committee on an annual basis. All fees for other audit and audit-related services are pre-approved annually or more frequently, if required. The Audit Committee considers whether the provision of non-audit services is compatible with maintaining Deloitte's independence.

60 Human Resources & Compensation Committee The Human Resources & Compensation Committee must be comprised of at least three members, including at least one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Board pursuant to its Investor Rights Agreement, and one Specially Designated Director. The three directors comprising the Human Resources & Compensation Committee are Jane Craighead, Guthrie Stewart and Mark Rachesky, all of whom have extensive executive and senior management experience required to provide effective oversight to the Company's human resources and compensation plans. The members of the Human Resources & Compensation Committee acquired their knowledge and skills through prior roles, some of which include other senior executive officer positions of large, publicly traded companies and other directorship roles. Jane Craighead serves as chair of the Human Resources & Compensation Committee and has direct experience that is relevant to her responsibilities in executive compensation. Under U.S. and Canadian securities laws and applicable exchange rules, there are heightened independence standards for members of the Human Resources & Compensation Committee. All of the Human Resources & Compensation Committee members meet this heightened standard and will also be independent for purposes of NI 58-101 and NASDAQ 5605. For more information on the occupations, skills, experience and independence of each Human Resources & Compensation Committee member, please refer to the director profiles contained in the "Business to be Conducted at the Meeting" section of this Information Circular. The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Human Resources & Compensation Committee pursuant to the rules of the NASDAQ and the SEC, and consistent with the Corporate Governance Guidelines (subject to the rights of MHR and PSP Investments under the Telesat Corporation Articles and the Investor Rights Agreements). The Human Resources & Compensation Committee's purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Human Resources & Compensation Committee include: reviewing at least annually Telesat Corporation's executive compensation plans; reviewing annually the compensation of Telesat Corporation's Chief Executive Officer, taking into account the performance of Telesat Corporation's Chief Executive Officer in light of pre-established goals and performance objectives and, based on such evaluation, recommending to the Board the Chief Executive Officer's annual compensation; reviewing on an annual basis the compensation structure for Telesat Corporation's senior executive officers taking into account the performance of such senior executive officers' in light of preestablished goals and performance objectives and make recommendations to the Board with respect to the compensation for such officers; assessing the competitiveness and appropriateness of Telesat Corporation's policies relating to the compensation of executive officers on an annual basis; and reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment and termination of Telesat Corporation's incentive compensation plans,

61 overseeing their administration, and discharging any duties imposed on the Human Resources & Compensation Committee by any of those plans. Further particulars of the process by which compensation for Telesat Corporation's executive officers is determined is provided under the heading "Executive Compensation." Nominating & Corporate Governance Committee The Nominating & Corporate Governance Committee must be comprised of one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Board pursuant to its Investor Rights Agreement, and at least one Specially Designated Director. The Nominating & Corporate Governance Committee is comprised of Jane Craighead, Richard Fadden, Henry Intven, David Morin and Mark Rachesky, each of whom is independent for purposes of NI 58-101 and NASDAQ 5605. The Chair of the Nominating & Corporate Governance Committee, Henry Intven, is a Specially Designated Director. The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee's purpose will be to assist the Board in: identifying individuals qualified to become members of the Board; selecting or recommending that the Board select director nominees for the next annual meeting of shareholders and determining the composition of the Board and its committees; developing and overseeing a process to annually assess the Board, the Chair, the committees of the Board, the chairs of such committees and individual directors; reviewing and assessing the environmental, social, humanitarian, and other social responsibility related policies, systems, and activities of Telesat Corporation; and developing and implementing Telesat Corporation's policies regarding corporate governance, including principles contained in the Corporate Governance Guidelines. In identifying new candidates for the Board, the Nominating & Corporate Governance Committee considers what competencies and skills the Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering the Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic. It is the responsibility of the Nominating & Corporate Governance Committee to regularly evaluate the overall efficiency of the Board and the Chair and all Board committees and their chairs. As part of its mandate, the Nominating & Corporate Governance Committee conducts the process for the assessment of the Board, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to the Board on a regular basis.

62 ESG Oversight and Governance As set out above, the Nominating & Corporate Governance Committee oversees, and advises the Board, on the Company's policies and practices with respect to ethics, integrity and Environmental, Social and Governance (ESG) matters as well as the Company's public reporting thereon. The Board formally adopted an ESG policy in November 2022, based on the Committee's recommendation. The policy articulates the Company's approach and commitments in the areas of business ethics and integrity, environmental health and safety, fair and honest treatment of stakeholders, employee relations, human rights and community investment. In 2023, the Company launched its inaugural ESG Impact Report for Fiscal Year 2022 and has published an updated report each year thereafter. A copy of the Company's most recent ESG Impact Report is available on the Company's website at https://www.telesat.com/investor-relations/corporate- governance/. Going forward, the Company plans to look for opportunities to define targets for improvement where appropriate and sustainable, and to provide appropriate and meaningful reporting on progress in meeting its ESG objectives. Telesat Partnership Governance Telesat Partnership is managed by its sole general partner, Telesat Corporation. Under the Partnership Agreement, until no Telesat Corporation Shares remain outstanding, the general partner is restricted from consummating any transaction unless (a) the terms of such transaction do not impair any of the rights, duties, powers and authorities of the other parties to the Partnership Agreement in any material respect and (b) its successor entity resulting from such transaction becomes bound by the terms of the Partnership Agreement and the Trust Voting Agreement, such that they step into the shoes of Telesat Corporation and assume all obligations of Telesat Corporation as general partner of Telesat Partnership. In addition, Telesat Partnership must obtain the approval (i) of a majority of the Specially Designated Directors then in office or (ii) approval by at least a simple majority of the votes cast by the holders of the Telesat Corporation Shares and the Special Voting Shares, voting together as a single class, but excluding shares of Telesat Corporation beneficially owned by PSP Investments, MHR, or their respective affiliates or associates and Special Voting Shares to the extent that the vote thereof is directed by PSP Investments, MHR, or their respective affiliates or associates. Because of the limited liability of the limited partners of Telesat Partnership, the authority of the limited partners is strictly limited. The Partnership Agreement will govern Telesat Partnership and set out the terms of the Exchangeable Units and Telesat Partnership GP Units, as summarized in this section and under "Description of Exchangeable Units and Telesat Partnership GP Units" below. Purpose of Telesat Partnership The purpose of Telesat Partnership as described in the Partnership Agreement is to: (a) acquire and hold direct and indirect equity interests in Loral, Telesat, Telesat CanHold Corporation and, subject to the approval of Telesat Corporation, in its capacity as general partner, any other persons, (b) engage in activities related to the capitalization and financing of Telesat Partnership's interests in such corporations and such other persons and (c) engage activities incidental to or in furtherance of the foregoing purposes or any other business that it deems appropriate that is approved by its general partner and which complies with all applicable laws and the Partnership Agreement. Amendments to the Partnership Agreement Generally, the Partnership Agreement may only be amended in writing and subject to the approval of holders of Telesat Corporation Shares or Exchangeable Units. However, the general partner of Telesat Partnership may also amend certain administrative provisions of the Partnership Agreement without the

63 consent of any limited partners, such as completing a name change of Telesat Partnership and certain changes relating to taxation, provided that amendments to certain provisions of the Partnership Agreement that may be made without the consent of any limited partners may only be made with the approval of a majority of the Specially Designated Directors then in office. Telesat Partnership's general partner is required to notify its limited partners of any amendment in writing within 30 days from when such amendment takes effect. Power of Attorney Pursuant to the Partnership Agreement, Telesat Corporation, as general partner, manages the Telesat Partnership, and, by entering into the Partnership Agreement, each limited partner has appointed Telesat Corporation, in its capacity as general partner, as such limited partner's attorney for property to act on its behalf in connection with Telesat Partnership's administrative and operational matters. As limited partners, the liability of each of the holders of Exchangeable Units for the debts, liabilities and obligations of Telesat Partnership will, subject to applicable law, be limited to the amount of such limited partner's capital contribution into Telesat Partnership, plus their share of any undistributed income of Telesat Partnership. Reciprocal Changes Holders of Exchangeable Units will have the right to exchange their Exchangeable Units for Telesat Corporation Shares and will vote at Telesat Corporation through the Trust by way of the Special Voting Shares. Because of this, and to avoid dilution of the voting powers of the holders of Exchangeable Units, the Partnership Agreement provides that, generally, for so long as any Exchangeable Units not owned by the general partner are outstanding, Telesat Corporation may not issue or distribute new shares in the capital of, or other interests in, Telesat Corporation to holders of Telesat Corporation Shares (in their capacity as such) unless Telesat Partnership also issues or distributes an equivalent class and type of securities to the holders of Exchangeable Units. Additional restrictions on Telesat Corporation's ability to take certain actions without effecting a substantially similar action at the Telesat Partnership level are described under "Description of Exchangeable Units and Telesat Partnership GP Units — Economic and Voting Rights — Economic Rights." Removal/Withdrawal of the General Partner Telesat Corporation, as general partner of Telesat Partnership, may not be removed as general partner of Telesat Partnership and, until no Exchangeable Units are owned by any person other than the general partner or any of its subsidiaries, not voluntarily withdraw from being the general partner. DESCRIPTION OF SHARE CAPITAL AND VOTING STRUCTURE Telesat Corporation The authorized capital of Telesat consists of: (a) an unlimited number of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares, and Class C Limited Voting Shares (together, the "Class C Shares"); (b) the Class A Special Voting Share, Class B Special Voting Share, and Class C Special Voting Share; (c) the Golden Share; and (d) an unlimited number of Telesat Corporation "blank check" Class A Preferred Shares. As of April 15, 2026, there are 15,106,055 Class A Common Shares and Class B Variable Voting Shares; 112,841 Class C Fully Voting Shares; Nil Class C Limited Voting Shares; one Class A Special Voting

64 Share; one Class B Special Voting Share; one Class C Special Voting Share; and the Golden Share issued and outstanding in the capital of Telesat. To the knowledge of the Company there are 5,307,901 Class A Common Shares and 9,798,154 Class B Variable Voting Shares issued and outstanding as of April 15, 2026. All of the Telesat Corporation Shares have equivalent economic rights, and no subdivision or consolidation of such of the outstanding Telesat Corporation Shares is permitted unless a corresponding subdivision or combination of all other classes of Telesat Corporation Shares, as applicable, and a corresponding subdivision or combination of the Class A Units, Class B Units or Class C Units of Telesat Partnership LP is made. The Special Voting Shares and the Golden Share have no material economic rights. The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Telesat Corporation Shares, the Special Voting Shares and the Golden Share. This is a summary only and is subject to the detailed provisions of the Telesat Corporation Articles, which are available at www.sedarplus.ca and www.sec.gov. Pursuant to the Telesat Corporation Articles and formation documents of Telesat Partnership LP, the Class A Common Shares of Telesat Corporation and the Class A Units of Telesat Partnership LP, as applicable, may only be beneficially owned or controlled, directly or indirectly, by Canadians (as defined in the Investment Canada Act). Shareholders will be required to complete a declaration of Canadian status contained in the form of proxy and voting instruction form to inform the Company whether such Shareholder is Canadian. In this regard, the outstanding number of Class A Common Shares may increase or decrease prior to the Meeting as a result of the declarations of Canadian status received in advance of the Meeting. Meetings of Shareholders and Voting Rights The holders of Class A Common Shares, Class B Variable Voting Shares, Class C Shares, Special Voting Shares, and the Golden Share are generally entitled to receive notice of and attend meetings of Telesat Corporation's shareholders and receive copies of all proxy materials, information statements and other written communications, including from third parties, given in respect of Telesat Corporation Shares. Holders of Telesat Corporation Shares have one vote for each Telesat Corporation Share held at all meetings of the shareholders of Telesat Corporation, except meetings at which only holders of another class or of a particular series shall have the right to vote, and provided that holders of Class C Limited Voting Shares are not entitled to vote on the election of directors of Telesat Corporation. The Telesat Corporation Articles provide that the holders of the Telesat Corporation Shares will vote together as a single class with the Exchangeable Units (via the Special Voting Shares), and the Golden Share, with a simple majority of votes required to pass the majority of matters (other than the election of directors of Telesat Corporation, which shall be decided by a plurality of votes cast). Until the occurrence of an Unwind Transaction, a simple majority of votes cast by the holders of Telesat Corporation Shares and Special Voting Shares, voting together as a single class, will be required to approve a Second Tabulation Matter, as defined and described below.

65 The following table summarizes the voting power of the different classes of Telesat Corporation Shares and Exchangeable Units: Class Voting for Directors All Other Votes Second Tabulation Votes Class A Common Shares 1 vote per share 1 vote per share 1 vote per share Class B Variable Voting Shares 1 vote per share; provided that any voting power of a single holder in excess of one-third of the outstanding voting power of the Telesat Corporation Shares and Exchangeable Units (via the Special Voting Shares) and the Golden Share Canadian Votes (described below under "-Golden Share Mechanic") will effectively be transferred to the Golden Share. 1 vote per share Class C Fully Voting Shares 1 vote per share 1 vote per share 1 vote per share Class C Limited Voting Shares No votes 1 vote per share 1 vote per share Class A Units (voted via the Class A Special Voting Share) 1 vote per unit 1 vote per unit 1 vote per unit Class B Units (voted via the Class B Special Voting Share) 1 vote per unit; provided that any voting power of a single holder in excess of one-third of the outstanding voting power of the Telesat Corporation Shares and Exchangeable Units (via the Special Voting Shares) and the Golden Share Canadian Votes (described below under "- Golden Share Mechanic") will effectively be transferred to the Golden Share. 1 vote per unit Class C Units (voted via the Class C Special Voting Share) Limited votes to ensure compliance with restrictions applicable to PSP Investments pursuant to its constating legislation. 1 vote per unit Golden Share A number of votes equal to the sum of: A number of votes such that the votes cast by the holders of Class A Common Shares and Class A Units, Class C Shares and Class C Units, and the Golden Share represent a simple majority of the votes cast; and The number of votes transferred from the Class B Variable Voting Shares and Class B Units, if applicable. No votes

66 Voting Matters Second Tabulation Matters Votes on resolutions regarding Second Tabulation Matters to be duly passed must be passed in accordance with the Business Corporations Act (British Columbia) (the "BCBCA") and by a simple majority of the votes cast by the holders of the Telesat Corporation Shares and the Special Voting Shares, voting together as a single class. The Non-Canadian Voting Limitation, defined and described below under the heading "Golden Share Mechanic", do not apply to a vote on a Second Tabulation Matter. A "Second Tabulation Matter" means a resolution to effect: An increase or decrease of the maximum number of authorized shares of Telesat Corporation Shares, or an increase in the maximum number of authorized shares another class or type with special rights or restrictions equal or superior to the Telesat Corporation Shares; An exchange, reclassification or cancellation of all or part of the Telesat Corporation Shares; An addition, change or removal of the special rights and restrictions attached to the Telesat Corporation Shares; An increase in the rights or privileges of any class of shares in the capital of Telesat that has rights or privileges equal or superior to the Telesat Corporation Shares; The creation of a new class of Telesat Corporation Shares equal or superior to the Telesat Corporation Shares; The making of any class of shares in the capital of Telesat Corporation with rights or privileges inferior to the Telesat Corporation Shares equal or superior to the Telesat Corporation Shares; An exchange or creation of a right of exchange of all or part of another class of shares in the capital of Telesat Corporation into Telesat Corporation Shares; A constraining of the issuance, transfer or ownership of the Telesat Corporation Shares or a change or removal of such constraint; A change to the Telesat Corporation Articles; The taking of any steps to wind up, dissolve, reorganize or terminate Telesat Corporation; A sale, lease, exchange, encumbrance, transfer or other disposition of all or substantially all of Telesat Corporation's assets; The removal of a director of Telesat Corporation from office; or The taking of action to effect an amalgamation, merger or other combination of Telesat Corporation with another person or to consolidate, recapitalize or reorganize Telesat Corporation or to continue Telesat Corporation under the laws of another jurisdiction.

67 Golden Share Mechanic In order to maintain Telesat Corporation's status as Canadian-controlled, Telesat Corporation has issued a "Golden Share", which is held and voted by the Trust. The Golden Share is entitled to participate in a particular vote only when (i) in the event of a vote with respect to the election of directors of Telesat Corporation, the number of fully diluted Class B Variable Voting Shares is greater than the aggregate number of fully diluted Class A Common Shares and Class C Fully Voting Shares, (ii) in the event of a vote with respect to any matter other than the election of directors of Telesat Corporation, the number of fully diluted Class B Variable Voting Shares is greater than the aggregate number of fully diluted Class A Common Shares and Class C Shares, or (iii) a person who is not Canadian (as defined in the Investment Canada Act) beneficially owns or controls more than one-third of the sum of (a) the number of votes attached to the Telesat Corporation Shares and the Special Voting Shares then outstanding, and (b) the Golden Share Canadian Votes, as defined and described below (such person, a "Non-Canadian Principal Shareholder" and such limitation, the "Non-Canadian Voting Limitation"). Voting power is attributed to the Golden Share in two ways. First, the Golden Share is attributed with the number of votes required in order to ensure that the votes cast by the holders of Class A Common Shares and Class A Units, Class C Shares and Class C Units and the Golden Share, together, represent a simple majority of the votes cast and entitled to vote (such voting power, the "Golden Share Canadian Votes"). Second, the Golden Share is attributed with the number of votes in excess of the Non-Canadian Voting Limitation exercised by a Non-Canadian Principal Shareholder. The Golden Share voting rights are voted pro rata consistent with the sum of the aggregate votes of the Class A Common Shares and the Class A Special Voting Share (in each case, excluding any votes cast by or on behalf of PSP Investments and/or its affiliates), the votes of each of which are controlled by holders that can demonstrate that they are Canadian. However, if (i) one or more holders other than PSP Investments or its controlled affiliates holds an aggregate amount of Class A Common Shares and/or Class A Units exceeding 5% of the aggregate number of outstanding Telesat Corporation Shares and Exchangeable Units taken as a whole as of the record date for the applicable vote (each such holder, a "5% Voter") and (ii) the 5% Voters together hold over 50% of the aggregate number of outstanding Class A Common Shares and Class A Units (in each case, excluding any Class A Common Shares or Class A Units held by or on behalf of PSP Investments and/or its affiliates) taken as a whole as of the record date for the applicable vote, one- half of the voting rights attached to the Golden Share will be voted pro rata consistent with the aggregate votes cast on the applicable matter as described in the first sentence of this paragraph and the other half will be voted pro rata consistent with the aggregate votes cast on the applicable matter by the holders of Class A Common Shares and the Class A Special Voting Share (in each case, excluding any votes cast by or on behalf of the 5% Voters and PSP Investments and/or its affiliates). Voting of the Special Voting Shares and the Golden Share The holders of Exchangeable Units are indirectly entitled to vote in respect of matters on which holders of Telesat Corporation Shares are entitled to vote, including in respect of the election of directors of Telesat Corporation, through the Special Voting Shares., Telesat Corporation, Telesat Partnership and TSX Trust Company (in its capacity as "Trustee" of the Trust) entered into the Trust Voting Agreement. This summary is qualified in its entirety by reference to that agreement, which is available at the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Special Voting Shares are held by the Trustee, entitling the Trustee to that number of votes on applicable matters on which holders of Telesat Corporation Shares are entitled to vote that is equal to the number of Telesat Corporation Shares into which the Exchangeable Units held by the holders of such

68 Exchangeable Units on the applicable record date are convertible. Pursuant to the Partnership Agreement, each holder of Exchangeable Units has the right to direct Telesat Corporation as to how to instruct the Trustee to vote the voting power of the Special Voting Shares corresponding to such holder's Exchangeable Units. Pursuant to the Trust Voting Agreement, the Trustee is required to cast such votes in accordance with voting instructions provided to it by Telesat Corporation, in its capacity as general partner of Telesat. In the absence of instructions from Telesat Corporation with respect to all or any such votes, the Trustee will not exercise those votes. Pursuant to the Partnership Agreement and the articles of Telesat Corporation, Telesat Corporation, will instruct the Trust how to vote. Telesat Corporation will also instruct the Trust how to vote the Golden Share. In the absence of instructions from Telesat Corporation with respect to how to vote the Golden Share, the Trustee will not vote the Golden Share. Unwind of Canadian Structure Upon a determination by the Board that the structure designed to ensure sufficient Canadian voting power and control over Telesat Corporation is no longer required for Telesat Corporation's business, then an Unwind Transaction may be effected. In order for an Unwind Transaction to be consummated, any necessary governmental approvals must have been obtained and the Board must not have identified any breach or acceleration issues under material contracts of Telesat Corporation. Upon the consummation of an Unwind Transaction, each issued and outstanding Class B Variable Voting Share will immediately be converted into one Class A Common Share automatically and without any further act of Telesat Corporation or the holder thereof, and Telesat Corporation will redeem the Golden Share and the Special Voting Shares. Additionally, the requirements regarding the Second Tabulation Matters and the Canadian composition of the Board described in the Telesat Corporation Articles will terminate. Quorum The Telesat Corporation Articles provide that, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for any meeting shall be the presence in person or by proxy of shareholders holding shares representing not less than a majority of the votes entitled to be cast at the meeting. Conversion of Telesat Corporation Shares Prior to the consummation of an Unwind Transaction, an issued and outstanding Class A Common Share will immediately be converted into a Class B Variable Voting Share automatically and without any further act of Telesat Corporation or the holder thereof, if such Class A Common Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian (as defined in the Investment Canada Act). In contrast, if an issued and outstanding Class B Variable Voting Share becomes beneficially owned and controlled, directly or indirectly, by a person who is Canadian, then (i) such holder of Class B Variable Voting Shares may notify Telesat Corporation of such holder's status as Canadian, and (ii) upon providing evidence satisfactory to Telesat Corporation to confirm such holder's status as Canadian, the Class B Variable Voting Shares will be converted into an equal number of Class A Common Shares. Generally, if an offer is made to purchase either Class A Common Shares or Class B Variable Voting Shares and the offer is required to be made to all or substantially all of the holders of such class of Class A Common Shares or Class B Variable Voting Shares, as the case may be, under applicable securities legislation or stock exchange rules, then each share of the other class of Class A Common Shares or Class B Variable Voting Shares, as applicable, will be convertible at the option of its holder into one Class A Common Shares or Class B Variable Voting Shares, as applicable, of the class for which the offer has been made at any time

69 while the offer is in effect until one day after the time prescribed by the applicable securities legislation for the offeror to take up and pay for such Class A Common Shares or Class B Variable Voting Shares, as applicable, pursuant to the offer. An issued and outstanding Class C Share will immediately be converted into (i) a Class A Common Share if such Class C Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is Canadian (as defined in the Investment Canada Act) but not PSP Investments or Red Isle, or (ii) a Class B Variable Voting Share, automatically and without any further act of Telesat Corporation if such Class C Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian (as defined in the Investment Canada Act). In addition, an issued and outstanding Class C Share may, at any time at the option of its holder, (i) be converted into one Class A Common Share or one Class B Variable Voting Share, (ii) in the case of a Class C Limited Voting Share, be converted into a Class C Fully Voting Share, or (iii) in the case of a Class C Fully Voting Share, be converted into a Class C Limited Voting Share. Description of Exchangeable Units and Telesat Partnership GP Units The authorized units of Telesat Partnership consist of: (i) an unlimited number of Class A Units, held by the limited partners (other than Red Isle, Red Isle's permitted transferees that are wholly owned by PSP Investments or any holder of Class D limited partnership units of Telesat Partnership ("Class D Units") in their capacity as such) who can demonstrate to Telesat Partnership that they are Canadian (as defined in the Investment Canada Act); (ii) an unlimited number of Class B Units, held by the limited partners (other than Red Isle, Red Isle's permitted transferees that are wholly owned by PSP Investments or any holder of Class D Units in their capacity as such); (iii) Class C Units, held by Red Isle or its permitted transferees that are wholly owned by PSP Investments; and (iv) Telesat Partnership GP Units, held by Telesat Corporation as the general partner of Telesat Partnership. Class D Units will also be authorized from and after the Effective Time but may be issued only to a wholly owned subsidiary of the general partner of Telesat Partnership immediately before the Exchangeable Units cease to be outstanding. As of the date of this Information Circular, there are (i) nil Class A Units; (ii) 18,059,646 Class B Units; and 18,098,362 Class C Units; 15,218,896 Telesat Partnership GP Units; and nil Class D Units issued and outstanding in the capital of Telesat Partnership. The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Exchangeable Units and the Telesat Partnership GP Units. This is a summary only and is subject to the detailed provisions of the Partnership Agreement, which is available at the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Economic and Voting Rights The Exchangeable Units are intended to provide economic rights that are substantially equivalent, and voting rights with respect to Telesat Corporation that are substantially equivalent, to the corresponding rights afforded to holders of Telesat Corporation Shares, as applicable. Economic Rights All Exchangeable Units have the same economic rights. Further, for so long as Telesat Corporation is general partner of Telesat Partnership, if any shares in the capital of Telesat Corporation other than the Telesat Corporation Shares are issued by Telesat Corporation ("New Shares"), Telesat Corporation will (either immediately before or after such issuance), (A) cause Telesat Partnership to create a corresponding new class of Exchangeable Units ("New Units") that have corresponding distribution rights to such New

70 Shares, (B) cause Telesat Partnership to issue one or more New Units to Telesat Corporation in exchange for the contribution by Telesat Corporation of the proceeds from, or other consideration received in connection with, the issuance of such New Shares to Telesat Partnership and (C) effect such amendments to the Partnership Agreement as are described in the Partnership Agreement. Other material economic rights, privileges, restrictions and conditions attaching to the Exchangeable Units under the terms of the Partnership Agreement include the following: Exchangeable Units vote on a pass-through basis with corresponding classes of Telesat Corporation Shares. Telesat Corporation may not issue or distribute rights, options or warrants or other securities or assets of Telesat Corporation to all or substantially all of the holders of Telesat Corporation Shares unless a corresponding distribution is made to holders of the Exchangeable Units. No subdivision or combination of the outstanding Telesat Corporation Shares is permitted unless a corresponding subdivision or combination of Exchangeable Units is made. Telesat Corporation and the Board are prohibited from proposing or recommending an offer for the Telesat Corporation Shares or for the Exchangeable Units unless the holders of the Exchangeable Units and the holders of Telesat Corporation Shares are entitled to participate to the same extent and on equitably equivalent basis. Approval of holders of the Exchangeable Units is required for an action (such as an amendment to the Partnership Agreement) that would affect the economic rights of an Exchangeable Unit relative to a Telesat Corporation Share, as applicable. Canadian securities regulatory authorities may intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Telesat Corporation Shares or Exchangeable Units being made or completed where such offer is abusive of the holders of one of those security classes that are not subject to that offer. GENERAL MATTERS Interest of Certain Persons in Matters to Be Acted Upon To the knowledge of the directors and executive officers of Telesat, other than as disclosed in this Information Circular, no person who has been a director or officer of the Company at any time since the beginning of the Company's last financial year, nor any Director Nominee, nor any associate or affiliate of any of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting. Interest of Informed Persons in Material Transactions Other than as described elsewhere in this Information Circular and in our Annual Information Form on Form 20-F under the heading "Related Party Transactions", no informed person of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Principal Securityholders

The following table sets forth the ownership of holders that are the beneficial owners of 10% or more of each class of shares of Telesat Corporation or each class of units of Telesat Partnership as of the date of this Information Circular (unless otherwise indicated).

In the table, the percentage of Telesat Corporation Shares beneficially owned is based on Telesat Corporation Shares outstanding as of the date of this Information Circular (unless otherwise indicated).

These amounts assume all Class A Units, Class B Units and Class C Units have been exchanged into Telesat Corporation Shares on a one-for-one basis.

As of the date of this Information Circular, the aggregate number of Class A Common Shares, Class B Variable Voting Shares or Class C Shares, Class A Units, Class B Units and Class C Units, were 51,376,904.

Name	Class A Common Shares	Class B Variable Voting Shares	Class C Shares	Class B Units	Class C Units	Fully exchanged and converted basis[(1)(2)]
PSP Investments[(3)]	-	-	112,841	-	18,098,362	18,211,203 (35.4%)
MHR Fund Management and Mark H. Rachesky, M.D.[(4)]	-	46,136	-	18,050,092	-	18,096,228 (35.2%)
GAMCO Investors, Inc. [(5)]	-	2,558,990	-	-	-	2,558,990 (5.0%)
Heard Capital LLC[(5)]	-	1,227,343	-	-	-	1,227,343 (2.4%)
Greywolf Capital Management[(5)]	-	860,551	-	-	-	860,551 (1.7%)
Rubric Capital Management LP[(5)]	-	843,781	-	-	-	843,781 (1.6%)

Notes:

(1) Certain individuals and entities hold Class A Units, Class B Units or Class C Units of Telesat Partnership, which are redeemable, at the election of such holder, for newly issued shares of Class A Common Shares, Class B Variable Voting Shares or Class C Shares, respectively, on a one-for-one basis (and such holders' Class A Units, Class B Units or Class C Units, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). The number of Class A Common Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class A Units have been exchanged for Class A Common Shares (and the corresponding Class A Units have been cancelled). The numbers of Class B Variable Voting Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class B Units have been exchanged for Class B Variable Voting Shares (and the corresponding Class B Units have been cancelled). The numbers of Class C Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class C Units have been exchanged for Class C Shares (and the corresponding Class C Units have been cancelled).

(2) Percentage of combined voting power represents voting power with respect to all of our Telesat Corporation Shares and all Exchangeable Units on an as converted basis. In order to maintain Telesat Corporation's status as Canadian, the Telesat Corporation Articles employ a variable voting mechanism by way of, amongst other controls, the "Golden Share;" the voting power attributed to the Golden Share will vary to ensure that the aggregate number of votes cast by Canadians, including Red Isle, with respect to a particular matter, will equal a simple majority of all votes cast in respect of such

71

72 matter, resulting in the dilution of the voting power of Telesat Corporation's non-Canadian shareholders. See "Description of Share Capital and Voting Structure." (3) Red Isle Private Investments Inc. is a wholly owned subsidiary of PSP Investments and is the legal owner of the Telesat Corporation Shares and Units attributed to PSP Investments in the table above. The number of Telesat Corporation Shares set out above represents PSP Investments' interests in both the Class C Fully Voting Shares and Class C Limited Voting Shares on a combined basis. The Class C Limited Voting Shares are not entitled to vote to elect the directors of the Company. (4) Includes the 18,035,092 held by funds affiliated with MHR Fund Management and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky (5) These share amounts are based on a schedule 13D filing by GAMCO Investors filed on April 2, 2026, a 13F filing by Rubric Capital Management filed on February 13, 2026, a 13F filing by Heard Capital filed on February 17, 2026, and a 13G filing by Greywolf Capital Management filed on February 12, 2025. Exemptions from Canadian Securities Law Telesat Corporation has received exemptive relief from securities regulatory authorities in the provinces and territories of Canada (the "CSA"), such that: (a) an offer to acquire outstanding Class A Common Shares or Class B Variable Voting Shares which would constitute a take-over bid under applicable securities legislation as a result of the securities subject to the offer to acquire, together with the offeror's securities, representing in the aggregate 20% or more of the outstanding Class A Common Shares or Class B Variable Voting Shares, as the case may be, at the date of the offer to acquire, be exempt from the requirements set out in Part 2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids ("NI 62-104") applicable to take-over bids (the "TOB Relief"); provided that the securities subject to the offer to acquire, together with the offeror's securities, would not represent in the aggregate 20% or more of the outstanding Class A Common Shares and Class B Variable Voting Shares, as the case may be, calculated using (i) a denominator comprised of all of the outstanding Class A Common Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (ii) a numerator including as offeror's securities all of the Class A Common Shares and Class B Variable Voting Shares, as applicable, that constitute offeror's securities; (b) an acquiror who acquires, during a take-over bid or an issuer bid, beneficial ownership of, or control or direction over, Class A Common Shares or Class B Variable Voting Shares, as the case may be, that, together with the acquiror's securities of that class, would constitute 5% or more of the outstanding Class A Common Shares or Class B Variable Voting Shares, as the case may be, be exempt from the requirement set out in section 5.4 of NI 62-104 to issue and file a news release (the "News Release Relief"); provided that the Class A Common Shares or Class B Variable Voting Shares, as the case may be, that the acquiror acquires beneficial ownership of, or control or direction over, when added to the acquiror's securities of that class, would not constitute 5% or more of the outstanding Class A Common Shares or Class B Variable Voting Shares, as the case may be, calculated using (i) a denominator comprised of all of the outstanding Class A Common Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62- 104 on a combined basis, as opposed to a per-class basis, and (ii) a numerator including as acquiror's securities, all of the Class A Common Shares and Class B Variable Voting Shares, as applicable, that constitute acquiror's securities; (c) an acquiror who triggers the disclosure and filing obligations pursuant to the early warning requirements set out in applicable securities legislation with respect to the Class A Common Shares or Class B Variable Voting Shares, as the case may be, be exempt from

73 such requirements (the "Early Warning Relief"); provided that (i) the acquiror complies with the early warning requirements, except that, for the purpose of determining the percentage of outstanding Class A Common Shares or Class B Variable Voting Shares, as the case may be, that the acquiror has acquired or disposed of beneficial ownership, or acquired or ceased to have control or direction over, the acquiror calculates the percentage using (A) a denominator comprised of all of the outstanding Class A Common Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62- 104, on a combined basis, as opposed to a per-class basis, and (B) a numerator including, as acquiror's securities, all of the Class A Common Shares and Class B Variable Voting Shares, as applicable, that constitute acquiror's securities; or (ii) in the case of an acquiror that is an eligible institutional investor, the acquiror complies with the requirements of the alternative monthly reporting system set out in Part 4 of National Instrument 62-103 — The Early Warning System and Related Take-Over Bid and Insider Reporting Issues ("NI 62-103") to the extent it is not disqualified from filing reports thereunder pursuant to section 4.2 of NI 62-103, except that, for purposes of determining the acquiror's securityholding percentage, the acquiror calculates its securityholding percentage using (A) a denominator comprised of all of the outstanding Class A Common Shares and Class B Variable Voting Shares determined in accordance with subsection 1.8(2) of NI 62- 104 on a combined basis, as opposed to a per-class basis, and (B) a numerator including all of the Class A Common Shares and Class B Variable Voting Shares, as applicable, beneficially owned or controlled by the eligible institutional investor; (d) an issuer bid made by the Company in the normal course on a published market, other than a designated exchange, with respect to Class A Common Shares or Class B Variable Voting Shares, as the case may be, be exempt from the requirements in Part 2 of NI 62-104 applicable to issuer bids (the "NCIB Relief" and, together with the TOB Relief, the News Release Relief and the Early Warning Relief, the "Bid Relief"); provided that the Company complies with the conditions in subsection 4.8(3) of NI 62-104, except that: (i) the bid is for not more than 5% of the outstanding Class A Common Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per class basis, and (ii) the aggregate number of Class A Common Shares and Class B Variable Voting Shares acquired in reliance on the NCIB Relief by the Issuer and any person acting jointly or in concert with the Issuer within any 12-month period does not exceed 5% of the outstanding Class A Common Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per-class basis, at the beginning of such 12-month period; and (e) the Company be exempt (the "Alternative Disclosure Relief", and together with the Bid Relief, the "Aggregation Relief") from the disclosure requirements in Item 6.5 of Form 51-102F5 — Information Circular ("Form 51-102F5"); provided that the Company provides the disclosure required by Item 6.5 of Form 51-102F5 except that for the purposes of determining the percentage of voting rights attached to the Class A Common Shares or Class B Variable Voting Shares, the Issuer calculates the voting percentage using (i) a denominator comprised of all of the outstanding Class A Common Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per class basis, and (ii) a numerator including all of the Class A Common Shares and Class B Variable Voting Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by any person who, to the knowledge of the Issuer's directors or executive officers, beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the outstanding Class A Common Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per-class basis.

74 Telesat Corporation has also received exemptive relief from: (i) subsections 12.2(3) and 12.2(4) of NI 41-101; (ii) Item 1.13(1) of Form 41-101F1; (iii) Item 1.12(1) of Form 44-101F1 — Short Form Prospectus (including in respect of any equivalent disclosure in a prospectus or prospectus supplement filed pursuant to National Instrument 44-102 — Shelf Distributions); (iv) subsection 10.1(a), 10.1(4) and 10.1(6) of National Instrument 51-102 — Continuous Disclosure Obligations ("NI 51-102"); and (v) subsections 2.3(1)(1.), 2.3(1)(3.) and 2.3(2) of Ontario Securities Commission Rule 56-501 — Restricted Shares, in each case relating to the use of restricted security terms; provided that (A) the Class B Variable Voting Shares be referred to as "Class B Variable Voting Shares", (B) the Class C Limited Voting Shares be referred to as "Class C Limited Voting Shares", and (C) the Class B Units be referred to as "Class B Units" (the "Nomenclature Relief"). In connection with the Nomenclature Relief, the Company has filed an undertaking with the Ontario Securities Commission (the "OSC") pursuant to which it has agreed that until such time that the articles of the Company are amended to remove the Super Voting Shares from the Company's authorized share capital, no Super Voting Shares will be issued. In addition, the Aggregation Relief and the Nomenclature Relief require that the Company disclose such relief and their terms and conditions in each of its annual information forms and management information circulars filed on SEDAR+ and in any other filing where the characteristics of its securities are described. Telesat Partnership received from the CSA exemptive relief from the continuous disclosure requirements of NI 51-102, allowing Telesat Partnership to satisfy its Canadian continuous disclosure obligations by relying on the Canadian continuous disclosure documents filed by Telesat Corporation, for so long as certain conditions are satisfied. In connection therewith, Telesat Partnership received an exemption from the requirements of National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings (the "Certification Requirements"), the requirements of National Instrument 52-110 -— Audit Committees (the "Audit Committee Requirements") and the requirements of National Instrument 58- 101 — Disclosure of Corporate Governance Practices (the "Corporate Governance Requirements") permitting Telesat Partnership to also satisfy the Certification Requirements, Audit Committee Requirements, and Corporate Governance Requirements by relying on the continuous disclosure documents prepared and certified by the Company and the audit committee and corporate governance practices implemented by the Company. Telesat Partnership also received from the CSA exemptive relief from the "insider reporting requirements" (as defined in under National Instrument 14-101 – Definitions) in respect of Telesat Partnership; provided that, among other things, (i) a filer insider complies with the conditions in sections 13.3(3)(a) and (c) of NI 51-102 and (ii) the Company and Telesat Partnership continue to satisfy relief granted to the Company and Telesat Partnership in respect of certain continuous disclosure requirements. The Company has also filed an undertaking with the OSC pursuant to which it has agreed to provide reasonable prior notice to the OSC in the event the Company intends to issue a series of preferred shares that: (a) carry a greater number of votes on a per share basis, irrespective of the number or percentage of preference shares owned, than the Telesat Corporation Shares or (b) would cause any of the factors set out in section 4.1 of OSC Rule 56-501 — Restricted Shares to be present in relation to the Telesat Corporation Shares regardless of any existing restrictions on the Telesat Corporation Shares due to the existence of the preferred shares. Additionally, to satisfy certain disclosure conditions to the exemptive relief that Telesat Partnership received from the CSA, we are providing a summary of certain terms of the Exchangeable Units. This summary is not complete and is qualified in its entirety by the complete text of the Partnership Agreement and the Trust Voting Agreement, copies of which are available on SEDAR+ at www.sedarplus.ca and at www.sec.gov.

75 The Exchangeable Units of Telesat Partnership are intended to provide economic rights that are substantially equivalent, and voting rights with respect to the Company that are equivalent, to the corresponding rights afforded to holders of Class A Common Shares, Class B Variable Voting Shares and Class C Shares. Under the terms of the Partnership Agreement, the rights, privileges, restrictions and conditions attaching to the Exchangeable Units include the following: The Exchangeable Units are now exchangeable at any time, at the option of the holder, on a one-for-one basis for the corresponding class of the Telesat Corporation Shares. After making distributions to the Company required pursuant to the Partnership Agreement for expenses related to taxes, operations, administration, and contractual obligations, Telesat Partnership may make pro rata distributions to each Exchangeable Unit and the Company based on the respective number of outstanding Telesat Corporation Shares and outstanding Exchangeable Units at the time of distribution. If the Company issues the Telesat Corporation Shares in the form of a dividend or distribution on the Telesat Corporation Shares, Telesat Partnership will issue to each holder of Exchangeable Units, in respect of each Exchangeable Unit held by such holder, a number of Exchangeable Units equal to the number of Telesat Corporation Shares issued in respect of each Telesat Corporation Share. If the Company issues or distributes rights, options or warrants or other securities or assets of the Company to all or substantially all of the holders of Telesat Corporation Shares, Telesat Partnership is required to make a corresponding distribution to holders of the Exchangeable Units. No subdivision or combination of the outstanding shares of Telesat Corporation Shares is permitted unless a corresponding subdivision or combination of Exchangeable Units is made. The Company and its board of directors are prohibited from proposing or recommending an offer for the Telesat Corporation Shares or for the Exchangeable Units unless the holders of the Exchangeable Units and the holders of the Telesat Corporation Shares are entitled to participate to the same extent and on equitably equivalent basis. Upon a dissolution and liquidation of Telesat Partnership, if Exchangeable Units remain outstanding and have not been exchanged for the corresponding class of the Telesat Corporation Shares, then the distribution of the assets of Telesat Partnership between holders of Telesat Corporation Shares and holders of Exchangeable Units will be made on a pro rata basis based on the number of Telesat Corporation Shares and Exchangeable Units outstanding. Prior to this pro rata distribution, Telesat Partnership is required to pay to the Company sufficient amounts to fund the expenses or other obligations of the Company to ensure that any property and cash distributed to the Company in respect of the Telesat Corporation Shares will be available for distribution to holders of Telesat Corporation Shares in an amount per share equal to distributions in respect of each Exchangeable Unit. Approval of holders of the Exchangeable Units is required for an action (such as an amendment to the Partnership Agreement) that would affect the economic rights of an Exchangeable Unit relative to a Telesat Corporation Shares.

76 The holders of Exchangeable Units are indirectly entitled to vote in respect of matters on which holders of Telesat Corporation Shares are entitled to vote through Special Voting Shares of the Company. The Special Voting Shares are held by a trustee, entitling the trustee to that number of votes on matters on which holders of Telesat Corporation Shares are entitled to vote equal to the number of Exchangeable Units outstanding. The trustee is required to cast such votes in accordance with voting instructions provided by the Company on behalf of holders of Exchangeable Units in accordance with the Trust Voting Agreement. The trustee will exercise each vote attached to the Special Voting Shares only as directed by the Company on behalf of the relevant holder of Exchangeable Units. Additional Information Financial information is provided in the Audited Financial Statements and accompanying MD&A for its most recently completed financial year. Additional information relating to the Company may be found under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Shareholders may contact the Company at 160 Elgin Street, Suite 2100, Ottawa, Ontario or IR@telesat.com to obtain copies of the Company's annual information form, consolidated financial statements, and management's discussion and analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document. APPROVAL OF THIS INFORMATION CIRCULAR April 20, 2026 The board of directors has approved the contents of this Information Circular and authorized it to be sent to each Shareholder who is eligible to receive notice of and vote his/her or its Telesat Corporation Shares or Exchangeable Units at the Meeting, as well as to each director of the Company, the Trustee, and to the auditors of the Company. By Order of the Board Per: (signed) "Christopher DiFrancesco" Christopher DiFrancesco Vice President, General Counsel and Secretary

A-1 APPENDIX "A" GLOSSARY The following terms used in this Information Circular have the meanings set out below: "Aggregation Relief" has the meaning ascribed thereto under the heading "General Matters – Exemptions from Canadian Securities Law". "Alternative Disclosure Relief" has the meaning ascribed thereto under the heading "General Matters – Exemptions from Canadian Securities Law". "Audit Committee" means the audit committee of the Board. "Audit Committee Requirements" means the requirements of National Instrument 52-110 – Audit Committees. "Audited Financial Statements" has the meaning ascribed thereto under the heading "Notice-And-Access". "BCBCA" means the Business Corporations Act (British Columbia). "Beneficiary Votes" has the meaning ascribed thereto under the heading "Proxy Solicitation Information – Appointment of Proxies". "Board" means the board of directors of Telesat Corporation. "CbyC Director" means a director who both (i) is Canadian, and (ii) was nominated for election by either: (x) the Nominating & Corporate Governance Committee, if comprised of a majority of Canadian directors, (y) a Designator who is Canadian, or (z) a shareholder who is Canadian. For the avoidance of doubt, Contractual Designees nominated by the Polaris Designator shall qualify as CbyC Directors pursuant to either subclauses (y) or (z) of this definition. "CEO" means the Chief Executive Officer of Telesat Corporation. "Certification Requirements" means the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings. "CFO" means the Chief Financial Officer of Telesat Corporation. "Chair" means the independent chair of the Board of Telesat Corporation. "Change of Control" means (i) any person who, together with its affiliates and associates, acquires beneficial ownership of at least a majority of the Telesat Corporation Shares on a fully diluted basis, including by way of any arrangement, amalgamation, merger, consolidation, combination or acquisition of the Company with, by or into another corporation, entity or person in one or more related transactions, or (ii) the sale of all or substantially all of the assets of the Company to a third party. "Class A Common Shares" means the Class A common shares of Telesat Corporation. "Class A Special Voting Share" means the Class A Special Voting Share of Telesat Corporation. "Class A Units" means the Class A units of Telesat Partnership.

A-2 "Class B Special Voting Share" means the Class B Special Voting Share of Telesat Corporation. "Class B Units" means the Class B units of Telesat Partnership. "Class B Variable Voting Shares" means the Class B variable voting shares of Telesat Corporation. "Class C Fully Voting Shares" means the Class C fully voting shares of Telesat Corporation. "Class C Limited Voting Shares" means the Class C limited voting shares of Telesat Corporation. "Class C Shares" means, together, the Class C Fully Voting Shares and the Class C Limited Voting Shares. "Class C Special Voting Share" means the Class C Special Voting Share of Telesat Corporation. "Class C Units" means the Class C units of Telesat Partnership. "Class D Units" means the Class D Units of Telesat Partnership. "Company" means Telesat Corporation (together with Telesat Partnership LP and its applicable subsidiaries). "Computershare" means Computershare Investor Services Inc. "Contractual Designee" means each such nominee of a Designator while such Designator has the contractual right to designate one or more nominees for election as directors of the Company. "Control Number" has the meaning ascribed thereto under the heading "Attending and Voting at the Virtual Meeting". "Corporate Governance Requirements" means the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices. "CSA" means the securities regulatory authorities in the provinces and territories of Canada. "Deloitte" means Deloitte LLP Chartered Professional Accountants. "Designator" means either (i) PSP investments or its affiliates, or (ii) MHR or its affiliates, as applicable, in each case as provided under an investor rights agreement between such Designator and the Company. "Director Nominees" means the nominees for the Board of Telesat Corporation named under the heading "Business to be Conducted at the Meeting – 2. Election of Directors". "Dividend Share Units" means additional Telesat Corporation DSUs, Telesat Corporation RSUs and/or Telesat Corporation PSUs to be received by Participants in the Omnibus Plan when normal cash dividends (other than stock dividends) are paid on Telesat Public Shares, unless the Board determines otherwise at the time of grant or issuance of such Award. "Early Warning Relief" has the meaning ascribed thereto under the heading "General Matters – Exemptions from Canadian Securities Law". "Exchangeable Units" means, together, the Class A Units, Class B Units and Class C Units of Telesat Partnership.

A-3 "Fiscal 2024" means the year ended December 31, 2024. "Fiscal 2025" means the year ended December 31, 2025. "Form 51-102F5" means Form 51-102F5 – Information Circular. "Golden Share" means the Golden Share without par value in the capital of Telesat Corporation. "Historic Plans" means collectively, the 2008 Telesat Plan and the 2013 Telesat Plan adopted in September 2008 and April 2013, respectively, by Telesat Holdings Inc. "Human Resources & Compensation Committee" means the human resources & compensation committee of the Board of Telesat Corporation. "Independent Audit Committee Director" means a director who (i) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public Shares are listed, (ii) is "independent" of Telesat Corporation within the meaning of National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators and (iii) is "independent" of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the United States Securities Exchange Act of 1934. "Information Circular" has the meaning ascribed thereto under the heading "About this Management Information Circular". "Intermediary" has the meaning ascribed thereto under the heading "Proxy Solicitation Information – Advice to Non-Registered Shareholders". "Investor Rights Agreements" means, together, the two separate investor rights agreements entered into between Telesat Corporation and each of MHR and PSP Investments on November 23, 2020. "Invite Code" has the meaning ascribed thereto under the heading "Proxy Solicitation Information – Advice to Non-Registered Shareholders". "Lead Director" means lead director of the Board of Telesat Corporation. "Management Nominees" has the meaning ascribed thereto under the heading "Proxy Solicitation Information – Appointment of Proxies". "MD&A" has the meaning ascribed thereto under the heading "Notice-And-Access". "Meeting" means the annual general meeting of Telesat Corporation. "Meeting Materials" means the Notice of Meeting, the Information Circular, the Audited Financial Statements and accompanying MD&A, voting instruction form and form of proxy. "MHR" has the meaning ascribed thereto under the heading "Business to be Conducted at the Meeting – Election of Directors – Investor Rights Agreement". "MHR Designators" means any Contractual Designees to be designated by MHR or its affiliates. "NCIB Relief" has the meaning ascribed thereto under the heading "General Matters – Exemptions from Canadian Securities Law".

A-4 "NEOs" means collectively, the CEO, CFO, and the Company's three other most highly compensated executives. "New Shares" has the meaning ascribed thereto under the heading "Description of Share Capital and Voting Structure – Economic Rights". "New Units" has the meaning ascribed thereto under the heading "Description of Share Capital and Voting Structure – Economic Rights". "News Release Relief" has the meaning ascribed thereto under the heading "General Matters – Exemptions from Canadian Securities Law". "NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations. "NI 54-101" means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. "NI 58-101" means National Instrument 58-101 – Corporate Governance Requirements. "NI 62-103" means National Instrument 62-103 – Early Warning System and Related Take-Over Bid and Insider Reporting Issues. "NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids. "Nomenclature Relief" has the meaning ascribed thereto under the heading "General Matters – Exemptions from Canadian Securities Law". "Nominating & Corporate Governance Committee" means the nominating & corporate governance committee of the Board of Telesat Corporation. "Nominating Shareholder" has the meaning ascribed thereto under the heading "Business to be Conducted at the Meeting – Advance Notice Requirements". "Non-Registered Holders" means the non-registered (beneficial) owners of Telesat Corporation Shares. "Notice Date" has the meaning ascribed thereto under the heading "Business to be Conducted at the Meeting – Advance Notice Requirements". "Omnibus Plan" means the long-term equity incentive plan adopted by Telesat Corporation. "OSC" means the Ontario Securities Commission. "Partnership Agreement" has the meaning ascribed thereto under the heading "Proxy Solicitation Information – Registered Shareholders". "Proposing Shareholders" has the meaning ascribed thereto under the heading "Business to be Conducted at the Meeting – Advance Notice Requirements". "PSP Investments" has the meaning ascribed thereto under the heading "Business to be Conducted at the Meeting – Election of Directors – Investor Rights Agreement".

A-5 "PSP Investments Designators" means any Contractual Designees to be designated by PSP Investments or its affiliates. "Record Date" has the meaning ascribed thereto under the heading "About this Management Information Circular". "Registered Holder" has the meaning ascribed thereto under the heading "Proxy Solicitation Information" – "Registered Shareholders". "Requisitioning Shareholders" has the meaning ascribed thereto under the heading "Business to be Conducted at the Meeting – Advance Notice Requirements". "SEC" means the U.S. Securities and Exchange Commission. "Shareholders" means the holders of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares and Class C Limited Voting Shares. "Special Board Date" means the date that the number of (a) Contractual Designees permitted to be nominated by the PSP Investments Designators pursuant to the investor rights agreement between the Polaris Designators and the Company plus (b) the Contractual Designees permitted to be nominated by the MHR Designees pursuant to the investor rights agreement between the MHR Designators and the Company collectively constitutes, in the aggregate, less than 50% of the number of directors of the Company (as such number is determined in accordance with Article 10.3 of the Telesat Corporation Articles, without taking into account any vacancies on the board). "Special Voting Shares" means, together, the Class A Special Voting Share, the Class B Special Voting Share and the Class C Special Voting Share. "Specially Designated Director" means a person who: (i) is designated as a director pursuant to Article 10.2(a)(iii) of the Telesat Corporation Articles; (ii) meets the criteria for an Independent Audit Committee Director; (iii) is not an affiliate or associate of PSP Investments, MHR or their permitted assignees (or any of their respective affiliates); (iv) together with such person's immediate family and affiliates, has not received compensation or payments from PSP Investments, MHR or their permitted assignees (or any of their respective affiliates) in any of the past three (3) years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors' fees; and (v) is Canadian. "Target Bonus" has the meaning ascribed thereto under the heading "Executive Compensation – Annual Incentive Awards". "Telesat" means Telesat Corporation (together with Telesat Partnership LP and its applicable subsidiaries). "Telesat Canada Board" means the board of directors of Telesat Canada.

A-6 "Telesat Corporation Articles" means the organizational documents of Telesat Corporation, as amended and restated. "Telesat Corporation DSUs" means deferred share units that represent the right to receive Telesat Public Shares or cash, in accordance with the terms of the Omnibus Plan. "Telesat Corporation Options" means options to purchase Telesat Public Shares in accordance with the terms of the Omnibus Plan. "Telesat Corporation PSUs" means performance share units that represent the right to receive Telesat Public Shares or cash, in accordance with the terms of the Omnibus Plan. "Telesat Corporation RSUs" means restricted share units that represent the right to receive Telesat Public Shares or cash, in accordance with the terms of the Omnibus Plan. "Telesat Corporation Shares" has the meaning ascribed thereto under the heading "About this Management Information Circular". "Telesat Options" means options to purchase Telesat Canada Non-Voting Participating Preferred Shares. "Telesat Partnership" has the meaning ascribed thereto under the heading "About this Management Information Circular". "Telesat Partnership GP Units" means the general partnership units of Telesat Partnership. "Telesat Public Shares" means, together, the Class A Common Shares and Class B Variable Voting Shares of Telesat Corporation. "Timely Notice" has the meaning ascribed thereto under the heading "Business to be Conducted at the Meeting – Advance Notice Requirements". "TOB Relief" has the meaning ascribed thereto under the heading "General Matters – Exemptions from Canadian Securities Law". "Transaction" means the integration transaction completed on November 18, 2021, and November 19, 2021, by and among Telesat, Telesat Canada, Loral Space & Communications Inc., Telesat Partnership LP, Telesat CanHold Corporation, Lion Combination Sub Corporation, Public Sector Pension Investment Board, and Red Isle Private Investments Inc., as further described in the Company's Annual Information Form on Form 20-F filed on SEDAR+ and EDGAR. "Trust" means the Telesat Corporation Trust, an irrevocable trust formed under the laws of the Province of Ontario pursuant to the Trust Agreement. "Trust Agreement" means the trust agreement establishing the Trust, entered into between the settlor of the Trust and the Trustee on the First Closing Day. "Trust Voting Agreement" means the voting agreement entered into between the Trustee, Telesat Corporation and Telesat Partnership on the First Closing Day. "Trustee" means the trustee of the Trust, as determined from time to time in accordance with the Trust Agreement, who will initially be TSX Trust Company.

A-7 "TSX" means the Toronto Stock Exchange. "Unwind Transaction" means, collectively, (i) the conversion of all of the Class B Variable Voting Shares into Class A Common Shares and (ii) the other transactions, events and occurrences specified in the Telesat Corporation Articles to occur upon an Unwind Trigger, including the redemption of the Golden Share and the Special Voting Shares and the expiration of the provisions in Part 24 of the Telesat Corporation Articles. "Unwind Trigger" means the occurrence of both clauses (i) and (ii): (i) the occurrence of any one of the following: (A) the election of Telesat Corporation (which election, until the Special Board Date, must be made with the approval of the majority of the Specially Designated Directors then in office) to effect the Unwind Transaction, if: (a) no person who is not a Canadian, or any voting group comprised of any persons who are not Canadians, in each case, beneficially owns or controls, directly or indirectly, one-third or more of the fully diluted Telesat Corporation Shares, (b) Telesat Corporation becomes widely held, such that at least 70% of the fully diluted Telesat Corporation Shares are held by holders that do not beneficially own or control, directly or indirectly (and are not members of any group that beneficially owns or controls, directly or indirectly), 10% or more of the fully diluted Telesat Corporation Shares, collectively, or are entitled to report their ownership interest in Telesat Corporation for purposes of U.S. federal securities laws on (i) Form 13F or (ii) Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) promulgated under the Exchange Act, and (c) a majority of the members of the Board remain Canadian (as defined in the Investment Canada Act) at the time of the Unwind Transaction or (B) a Change of Control; and (ii) both (1) the absence of any determination by the Board that the Unwind Transaction would constitute a breach of, or an acceleration of the performance of any obligation under, any material agreement of Telesat Corporation, in each case, within 60 days of written notice to the Board of the occurrence of any event set forth in (i) above; provided, however, that in the event of the occurrence of a Change of Control, the fact that such occurrence could be deemed as a Change of Control under Telesat Corporation's outstanding indebtedness or other material agreements shall be excluded for purposes of this subclause (1) if such indebtedness is refinanced or intended to be refinanced in connection with the occurrence of such Change of Control; and (2) receipt by Telesat Corporation of all required governmental authorizations for the Unwind Transaction. "2008 Telesat Plan" has the meaning ascribed to it under the heading "Executive Compensation – Types of Awards under Historic Plans". "2013 Telesat Plan" has the meaning ascribed to it under the heading "Executive Compensation – Types of Awards under Historic Plans".

B-1 APPENDIX "B" MANDATE OF THE BOARD 1. Introduction The board of directors (the "Board") of Telesat Corporation ("Telesat" or the "Company") is elected by the shareholders of Telesat and is responsible for the stewardship of Telesat. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities. The Board has approved this mandate, which, together with the corporate governance guidelines, the charters for the committees of the Board, the position descriptions for the Board chair, lead director and committee chairs, the articles of Telesat, as amended and restated (the "Telesat Corporation Articles") and the separate investor rights agreements dated November 23, 2020 entered into between Telesat and each of MHR Fund Management LLC ("MHR") and Public Sector Pension Investment Board ("PSP") (as may be amended from time to time, the "Investor Rights Agreements") provide the general framework for the governance of the Company. In the event of any conflict between this policy and the Telesat Corporation Articles or the Investor Rights Agreements, or any of the rights, privileges, arrangements, or powers set forth therein, the Telesat Corporation Articles and the Investor Rights Agreements shall prevail and this policy shall not and shall be interpreted not to, directly or indirectly interfere with, limit or restrict or otherwise disrupt, any of such rights, privileges, arrangements or powers. The Board intends that policy will continue to evolve to address all applicable regulatory and stock exchange requirements relating to corporate governance and will be modified and updated as circumstances warrant. 2. Independence The Board will be comprised in accordance with the relevant provisions of the Telesat Corporation Articles and shall include a minimum of three (3) independent directors who are unaffiliated with MHR and PSP, with a view to ensuring that a majority of the directors are independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees ("NI 52-110") and NASDAQ Rule 5605. The Board will annually review and make a determination on the independence of each director as required under applicable securities laws and the rules of any stock exchange upon which the securities of the Company are listed, including under Section 1.2 of National Instrument 58-101 and NASDAQ Rule 5605(a)(2). The Board, as required, may have an independent (as set forth under Section 1.2 of National Instrument 58- 101 and NASDAQ Rule 5605(a)(2)) Director to carry out the functions of a lead director. If Telesat has a non-executive, independent (as set forth under Section 1.2 of National Instrument 58-101 and NASDAQ Rule 5605(a)(2)) Chair, then the role of the lead director will be filled by the non-executive Chair. 3. Role and Responsibilities of the Board The Board is responsible for providing independent, effective leadership in supervising the management of the business and affairs of Telesat, including providing guidance and strategic oversight to management with a view to maximizing shareholder value and conducting the business and affairs of Telesat ethically and in accordance with the highest standards of corporate governance.

B-2 In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Each director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The responsibilities of the Board include: a) adopting a strategic planning process and approving management's strategic and business plans; b) risk identification and ensuring that procedures are in place for the management of those risks; c) reviewing and approving annual operating plans and budgets; d) corporate social responsibility, ethics and integrity; e) succession planning, including the selection and appointment of senior management; f) delegations and general approval guidelines for management; g) monitoring financial reporting and management; h) monitoring internal control and management information systems; i) corporate disclosure and communications; j) adopting measures for receiving feedback from stakeholders; and k) adopting key corporate policies designed to ensure that Telesat and its directors, officers and employees comply with applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity. Meetings of the Board will be held as many times per year as necessary to effectively carry out the Board's responsibilities, but in any event not less than four (4) times per year. 4. Strategic Planning Process and Risk Management The Board will adopt a strategic planning process to establish objectives and goals for Telesat's business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will periodically review and approve, as necessary, a strategic plan which takes into account, among other things, the opportunities and risks of Telesat's business and affairs. The Board, in conjunction with management, will identify the principal risks of Telesat's business and oversee management's implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee, delegation of risks associated with compensation policies and practices to the Human Resources & Compensation Committee and delegation of risks associated with corporate governance to the Nominating & Corporate Governance Committee. The Board will work in conjunction with each Committee, respectively, to oversee the implementation of such policies and procedures.

B-3 The Board, in conjunction with management, is responsible for understanding and monitoring the political, cultural, legal and business risks and environments in which Telesat operates and providing input to management on emerging trends, risks and issues. 5. Corporate Social Responsibility, Ethics and Integrity The Board will provide leadership to Telesat in support of its commitment to corporate social responsibility, set the ethical tone for Telesat and its management and foster ethical and responsible decision-making by management. The Board will take reasonable steps to satisfy itself of the integrity of the President and Chief Executive Officer and management and satisfy itself that the President and Chief Executive Officer and management create a culture of integrity throughout the organization. 6. Succession Planning, Appointment and Supervision of Management The Board will approve the succession plan for Telesat management upon the recommendation of the Human Resources & Compensation Committee, including the selection, appointment and supervision of the President and Chief Executive Officer and the other senior officers of Telesat, and will also approve the compensation of the President and Chief Executive Officer and the other senior officers of Telesat. 7. Delegations and Approval Authorities The Board will delegate to the President and Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of Telesat and will oversee such senior officers appropriately. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board. The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, Nominating & Corporate Governance Committee and Human Resources & Compensation Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and any delegated responsibilities. 8. Monitoring of Financial Reporting and Management The Board will review and/or approve, as applicable, all material securities filings, including the annual audited consolidated financial statements, interim financial statements, the notes and management discussion and analysis accompanying such consolidated financial statements, quarterly and annual reports, management proxy circulars, proxy statements, annual information forms, prospectuses, and equity financings, borrowings and all annual operating plans and budgets. The Board, with the assistance of the Audit Committee, will adopt procedures that seek to: (i) ensure the integrity of internal controls and management information systems; (ii) ensure compliance with applicable laws, rules and regulations; and (iii) prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violation of Telesat's Code of Ethics and fraud against shareholders. 9. Corporate Disclosure and Communications The Board will seek to ensure that Telesat's corporate disclosure complies with applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Telesat's securities are listed. In addition, the Board will adopt procedures that seek to ensure the Board receives feedback from securityholders on material issues.

B-4 10. Corporate Policies The Board will adopt and annually review policies and procedures designed to ensure that Telesat and its directors, officers and employees comply with applicable laws, rules and regulations and conduct Telesat's business ethically and with honesty and integrity. 11. Review of Mandate The Nominating & Corporate Governance Committee will review and assess annually the adequacy of this mandate and recommend any proposed changes to the Board for consideration. The Board may, from time to time, permit departures from the terms of this mandate, either prospectively or retrospectively. The terms of this mandate are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, securityholders, customers, suppliers, vendors, contractors, partners, competitors, employees or other persons, or to any other liability whatsoever on their part. Dated: November 4, 2022 Approved by: Board of Directors

C-1 APPENDIX "C" AUDIT COMMITTEE CHARTER This charter (the "Charter") sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Telesat Corporation ("Telesat" or the "Company"). Certain aspects of the composition and organization of the Committee are prescribed and/or governed by the Business Corporations Act (British Columbia), the articles of Telesat, as amended and restated (the "Telesat Corporation Articles") and applicable agreements, including the separate investor rights agreements dated November 23, 2020 entered into between Telesat and each of MHR Fund Management LLC and Public Sector Pension Investment Board (as may be amended from time to time, the "Investor Rights Agreements"). Certain of the provisions of this Charter may be modified or superseded by the provisions of the Telesat Corporation Articles and the Investor Rights Agreements. In the event of any conflict between this Charter and the Telesat Corporation Articles or the Investor Rights Agreements, or any of the rights, privileges, arrangements, or powers set forth therein, the Telesat Corporation Articles and the Investor Rights Agreements shall prevail and this Charter shall not and shall be interpreted not to, directly or indirectly interfere with, limit or restrict or otherwise disrupt, any of such rights, privileges, arrangements or powers. 1. Purpose The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) financial reporting and disclosure requirements, including the integrity of the Company's financial statements and related information; (b) compliance with applicable legal and regulatory requirements; (c) risk management and internal control over financial reporting and disclosure controls and procedures; (d) the work of Telesat's financial management, external and internal auditors, including the qualifications and appointment of the external auditor; (e) enterprise risk management and to monitor such matters; (f) the auditing, accounting and financial reporting process generally; and (g) the administration, funding and investment of the Company's pension plans and pension fund. 2. Composition and Membership (a) The Board will appoint the members (the "Members") of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of Telesat after their appointment or until their successors are appointed and qualified. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director. The Board will fill any vacancy if the

C-2 membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all of the powers of the Committee as long as a quorum remains in office. (b) The Committee shall consist of as many directors of the Board as the Board may determine, but in any event, not less than 3 (three) Members and such members shall be designated in accordance with the Telesat Corporation Articles. Each Member will meet the criteria for independence, experience and financial literacy established by applicable laws and the rules of any stock exchange upon which Telesat's securities are listed, including Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), including Rule 10A-3(b)(1), as in effect from time to time and as such requirements are interpreted by the Board in its business judgment as well as National Instrument 52-110 — Audit Committees ("NI 52-110") and NASDAQ Rule 5605. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgment and a Member's ability to be independent from management in connection with his or her duties as a Member of the Committee. Each Member will have an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. No member of the Committee shall have participated in the preparation of the financial statements of the Company in the past three years. At least one member of the Audit Committee shall be an "audit committee financial expert" as defined by the SEC. These membership requirements shall be subject to exemptions and cure periods permitted by the rules of NASDAQ and the SEC, as in effect from time to time. (c) Subject to the Telesat Corporation Articles, the Board will appoint one of the independent directors of the Board to act as the chair of the Committee (the "Chair"). The secretary of Telesat (the "Secretary") will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee and will circulate such minutes of each meeting of the Committee to the Members and to the chair of the Board (and to any other member of the Board that requests that they be circulated) on a timely basis. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting. (d) The Committee may, to the extent permissible by applicable laws and the rules of any stock exchange upon which Telesat's securities are listed, delegate any or all of its functions to any of its Members or any sub-set thereof, or other persons, from time to time as it sees fit. 3. Meetings (a) Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Forty-eight (48) hours advance notice of each meeting will be given to each Member orally, by telephone or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

C-3 (b) At the request of the external auditors of Telesat, the President and Chief Executive Officer or the Chief Financial Officer of Telesat or any Member, the Chair shall convene a meeting of the Committee. Any such request shall be required to set out in reasonable detail the business proposed to be conducted at the meeting so requested. (c) The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of their number to act as chair of the meeting. (d) Subject to the Telesat Corporation Articles, a majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all Members. (e) The Committee may invite from time to time, at its discretion, senior executives of the Company or such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will be given the opportunity to meet in camera without members of management in attendance for a portion of each meeting of the Committee. (f) To the extent possible, in advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Telesat to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties. 4. Exercise of Power between Meetings Between meetings, the Chair or any Member designated for such purpose by the Committee, may, if required under the circumstances, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised. 5. Duties and Responsibilities The duties and responsibilities of the Committee as they relate to the following matters, are as follows: Financial Reporting and Disclosure (a) review with the external auditors and management and approve each set of interim financial statements and related management's discussion and analysis accompanying such financial statements, and review with the external auditors and management and recommend to the Board for approval the annual audited financial statements (including with respect to any pension fund), including the auditor's report thereon, and related management's discussion and analysis, financial reports or other documents of the Company containing financial information and guidance with respect to earnings per share to be provided to analysts and rating agencies, prior to their being filed with the appropriate regulatory authorities and/or publicly disclosed. The Committee shall satisfy itself that the financial statements are

C-4 presented in accordance with applicable accounting principles, with such documents to indicate whether such information has been reviewed by the Board or the Committee. The Committee shall also satisfy itself that, in the case of the annual financial statements, the audit function has been effectively carried out by the auditors and, in the case of the interim financial statements, that the review function has been effectively carried out; (b) review and discuss with management press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or otherwise pursuant to the policies of the Company before the Company publicly discloses this information, including the type and presentation of information, paying particular attention to any forward-looking guidance, pro forma or non-IFRS Accounting Standards measures. The Committee shall recommend to the Board the approval of the annual earnings releases. The Committee shall have the authority to approve the interim earnings releases and shall review matters related to the interim earnings releases with the Board; (c) review and recommend to the Board for approval, where appropriate, other public disclosure documents containing audited or unaudited financial information prior to their being filed with the appropriate regulatory authorities and/or publicly disclosed, including any prospectuses, annual information forms, annual report to shareholders, management information circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information; (d) review with management of Telesat, and with external auditors, significant disclosure issues regarding accounting principles, practices, and judgments of management and alternative treatments under IFRS®, with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company's financial position and the results of its operations in accordance with IFRS Accounting Standards, as applicable; (e) seek to ensure that adequate procedures are in place for the review of Telesat's public disclosure of financial information extracted or derived from Telesat's financial statements, the Company's disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration; Internal Controls and Audit (f) review the adequacy and effectiveness of Telesat's system of internal control and management information systems through discussions with management and the external auditor to ensure that Telesat maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Telesat's transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement in the financial statements and other identified risks, including detecting control weaknesses and detecting fraud, in each case to ensure compliance with applicable laws and regulations. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Telesat at any particular time; (g) satisfy itself that management has established adequate procedures for the review of Telesat's disclosure of financial information extracted or derived directly from Telesat's financial statements;

C-5 (h) satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations; (i) review and discuss Telesat's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities; (j) review, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of Telesat's risk management policies and procedures with regard to identification of Telesat's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Telesat; (k) recommend the appointment, or if necessary, the replacement or succession of the head of Telesat's internal audit process; (l) annually or more frequently as it deems necessary or appropriate, evaluate the internal auditors, including their activities, organizational structure, independence, objectivity, qualifications and effectiveness; (m) establish and periodically review the Company's policies and procedures for reviewing and approving or ratifying related-party transactions; (n) review with the chief executive officer, president, chief financial officer and independent auditors, periodically, the following: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting; External Audit (o) review and, if advisable, recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Telesat; (p) ensure the external auditors report directly to the Committee on a regular basis; (q) at least annually, review the independence of the external auditors, including a written report from the external auditors respecting their independence, delineating all relationships between the external auditor and the Company and consideration of applicable auditor independence standards; (r) actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and take appropriate action to oversee the independence of the external auditor;

C-6 (s) review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors; (t) at least annually, review the audit plan of the external auditors prior to the commencement of the audit; (u) establish and maintain an open and direct line of communication with Telesat's external and internal auditors; (v) meet at least once a year in camera with only the external auditors, and with only the members of the Committee; (w) oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including, at least annually, reviewing the qualifications and performance of the lead partner(s) of the independent auditors team and ensuring the rotation of the lead (and concurring) audit partner(s) having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable laws, with respect to preparing and issuing an audit report or performing other audit, review or attest services for Telesat, including the resolution of issues between management of Telesat and the external auditors regarding financial disclosure; (x) review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Telesat, the ramifications of their use as well as any other material changes; (y) review any material written communications between management of the Company and the external auditors and any significant disagreements between management and the external auditors regarding financial reporting; (z) discuss with the external auditors their perception of Telesat's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto; (aa) discuss with the external auditors their perception of Telesat's identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks; (bb) review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; (cc) review annually a report from the external auditors in respect of their internal quality- control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues;

C-7 (dd) pre-approve all non-audit services to be provided to Telesat or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities, subject to the de minimis exception for non-audit services described in Section 10A of the Exchange Act and Section 2.4 of NI 52-110 that are approved by the Committee prior to completion of the audit, and otherwise in accordance with applicable laws and the rules of any stock exchange upon which Telesat's securities are listed. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval; (ee) obtain from the external auditors assurance that Section 10A(b) of the Exchange Act has not been implicated; (ff) review and approve in advance any services provided by the Company's external auditors to the Company's executive officers or members of their immediate families; (gg) the Committee will require the external auditors to provide to the Committee, and the Committee will review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require; Compliance (hh) monitor and periodically review the Whistleblower Policy and associated procedures for: (i) the receipt, retention and treatment of complaints received by Telesat regarding accounting, internal accounting controls or auditing matters; (ii) the confidential, anonymous submission by directors, officers and employees of Telesat of concerns regarding questionable accounting or auditing matters; and (iii) any violations of any applicable law, rule or regulation that relates to corporate financial reporting and disclosure, or violations of Telesat's Code of Ethics with respect to financial matters; (ii) review and approve Telesat's hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Telesat; (jj) review and monitor the implementation of the Company's Code of Ethics; Pension Plans and Funds (kk) review and advise the Board with respect to any proposed changes to the Company's pension plans, including the impact on liabilities and funding of such plans; (ll) review and approve long-term funding objectives in relation to pension plan liabilities; (mm) at least annually, confirm or approve changes to the Company's Statement of Investment Policies and Procedures of the pension fund, including the long-term asset mix to be followed;

C-8 (nn) approve the appointment or removal of the actuary or auditors of the pension fund; (oo) recommend to the Board for approval, the appointment or removal of any custodian, trustee or investment manager of the pension fund; (pp) obtain and review on a periodic basis a report on the investment performance of the pension fund; (qq) review at least annually the policies and procedures related to the Company's responsibility as employer and administrator of the pension plans and pension fund; (rr) perform such other functions necessary to the oversight of the pension plans and pension fund, including with respect to strategy and policies, delegation and high-level monitoring; Other Duties (ss) direct and supervise the investigation into any matter brought to its attention within the scope of the Committee's duties; (tt) meet periodically with the Company's general counsel and outside counsel when appropriate, to review legal and regulatory matters, including (i) any matters that may have a material impact on the financial statements of the Company and (ii) any matters involving potential or ongoing material violations of law or breaches of fiduciary duty by the Company or any of its directors, officers, employees, or agents or breaches of fiduciary duty to the Company; and (uu) perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law. 6. Oversight Function While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Telesat's financial statements are complete and accurate or comply with IFRS Accounting Standards and other applicable requirements. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Telesat, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out their duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Telesat's financial information or public disclosure. This Charter is not intended to change or interpret the Telesat Corporation Articles or other organizational documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.

C-9 The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, securityholders, customers, suppliers, vendors, contractors, partners, competitors, employees or other persons, or to any other liability whatsoever on their part. 7. Reporting and Evaluation The Chair will report to the Board at each Board meeting on the Committee's activities since the last Board meeting. The Committee will annually review and approve the Committee's report for inclusion in the Company's annual information form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board. The Committee shall periodically evaluate its own performance and report to the Nominating & Corporate Governance Committee on such evaluation. The performance of the Committee shall be evaluated by the Nominating & Corporate Governance Committee as part of its regular evaluation of the Board committees. 8. Access to Information and Authority to Retain Independent Advisors The Committee shall have unrestricted access to all information regarding Telesat that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Telesat's expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm's fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors. The Committee shall discharge its responsibilities and shall assess the information provided by the Company's management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. 9. Review of Charter The Committee will review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for consideration. Dated: November 4, 2022 Approved by: Audit Committee Board of Directors

THIS PAGE INTENTIONALLY LEFT BLANK